As filed with the U.S. Securities and Exchange Commission on February 16, 2010.
Registration No. 333________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SCORPIO TANKERS INC.

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)
SCORPIO TANKERS INC. 9, Boulevard Charles III Monaco 98000 +377-9798-5716 (Address and telephone number of Registrant's principal executive offices)		Seward & Kissel LLP Attention: Lawrence Rutkowski, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1206 (Name, address and telephone number of agent for service)

Copies to:
Lawrence Rutkowski, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1206 (telephone number) (212) 480-8421 (facsimile number)	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 212-450-4000 (telephone number) 212-701-5800 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Shares, $0.01 par value per share			$$150,000,000	$10,695

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes common shares that may be sold pursuant to the underwriters' over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)

Issued            , 2010

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Shares

SCORPIO TANKERS INC.

COMMON STOCK

Scorpio Tankers Inc. is offering                  shares of its common stock.  This is our initial public offering and no public market exists for our shares.  We anticipate that the initial public offering price will be between $        and $         per share.

We anticipate listing the common stock on the New York Stock Exchange under the symbol "STNG".

Investing in the common stock involves risks.  See "Risk Factors" beginning on page 12.

PRICE $                  A  SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase an additional   shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                  , 2010.

    MORGAN STANLEY                                                      DAHLMAN ROSE & COMPANY

                  , 2010

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares or (2) our common shares in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

RISK FACTORS	12

FORWARD-LOOKING STATEMENTS	30

USE OF PROCEEDS	31

OUR DIVIDEND POLICY	32

CAPITALIZATION	33

DILUTION	34

SELECTED FINANCIAL AND OTHER DATA	35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	38

THE INTERNATIONAL TANKER INDUSTRY	52

BUSINESS	68

MANAGEMENT	83

PRINCIPAL SHAREHOLDERS	88

RELATED PARTY TRANSACTIONS	89

SHARES ELIGIBLE FOR FUTURE SALE	92

DESCRIPTION OF OUR CAPITAL STOCK	94

MARSHALL ISLANDS COMPANY CONSIDERATIONS	99

TAX CONSIDERATIONS	103

UNDERWRITING	111

LEGAL MATTERS	116

EXPERTS	116

WHERE YOU CAN FIND ADDITIONAL INFORMATION	116

TANKER INDUSTRY DATA	117

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	117

ENFORCEABILITY OF CIVIL LIABILITIES	117

GLOSSARY OF SHIPPING TERMS	118

INDEX TO FINANCIAL STATEMENTS	F-1

Through and including              , (the 25th date after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus.  This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

(i)

PROSPECTUS SUMMARY

This section summarizes some of the key information that appear later in this prospectus.  It may not contain all of the information that may be important to you.  You should review carefully the risk factors and the more detailed information and financial statements included in this prospectus before making an investment decision.  Unless the context otherwise requires, when used in this prospectus, the terms "Scorpio Tankers" the "Company," "we," "our" and "us" refer to Scorpio Tankers Inc., and its three vessel-owning subsidiaries owned by Scorpio Tankers.  The financial information included in this prospectus represents the financial information of the Company and the operations of its three vessel-owning subsidiaries.  Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars.  See the "Glossary of shipping terms" included in this prospectus for definitions of certain terms used in this prospectus that are commonly used in the shipping industry.

Our Company

We are Scorpio Tankers Inc., a company incorporated in the Republic of The Marshall Islands.  We provide seaborne transportation of crude oil and other petroleum products worldwide.  We believe that recent downward pressure on tanker values will present attractive opportunities for ship operators that have the necessary capital resources.  Following the completion of this offering, we expect to have approximately $       million of available cash from the net proceeds of this offering, based on an assumed offering price of $       per share, which represents the midpoint of the price range set forth on the cover of this prospectus, together with approximately $       million available under our new credit facility, to fund additional acquisitions.  We intend to use these funds to purchase additional modern tankers ranging in size from approximately 35,000 deadweight tons, or dwt, to approximately 200,000 dwt, and that generally are not more than five years old.  We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners with shipyard contracts.  The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms.

Our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which has been involved in shipping since the early 1950s through the Italian company Navigazione Alta Italia, or NAI.  The Lolli-Ghetti family owns and controls the Scorpio Group, which includes Simon Financial Limited, or Simon, which prior to this offering was our ultimate parent company and controlling party; Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively; Liberty Holding Company Ltd., or Liberty, which provides us with administrative services; and other affiliated entities.  Our President, Mr. Robert Bugbee, also has a senior management position at Scorpio Group, and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, which was a publicly traded shipping company.

Our Initial Fleet

We own and operate three Panamax tanker vessels, which we refer to as our initial fleet, that have an average age of 6.5 years as of January 1, 2010.  Two of these tankers, Noemi and Senatore, are employed under fixed-rate long-term time charters that, as of January 1, 2010, have remaining durations of approximately 24 and nine months, respectively, and have aggregate remaining contracted revenue of approximately $25.6 million.  Venice is currently participating in the Scorpio Panamax Tanker Pool (see description in "Business – Management of our Fleet – Scorpio Panamax Tanker Pool).  We acquired the vessels in our initial fleet from entities affiliated with our founder, Chairman and Chief Executive Officer and other members of the Lolli-Ghetti family in exchange for all of our common shares.

Our chartering policy is to employ our vessels on a variety of time charters and in the spot charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class.  We believe this policy allows us to obtain attractive charterhire rates for our vessels while managing our exposure to short-term fluctuations in the tanker chartering market.

The following table summarizes key information about Venice, Noemi and Senatore and their associated charters or pool agreement as of the date of this prospectus:

Vessel	Vessel	Year	Charterer	Time Charter Rate	Vessel Delivery	Re-Delivery from
Name	Type	Built	Name	($ per day)(1)	Date	Charterer
Venice (2)	Panamax	2001	Scorpio Panamax Tanker Pool	Pool earnings	April 2004	N/A
Noemi (3)	Panamax	2004	King Dustin	24,500	Jan 2007	Jan 2012
Senatore (4)	Panamax	2004	BP Shipping	26,000	Oct 2007	Oct 2010

(1)
This table shows gross charter rates and does not reflect commissions payable by us to third party and affiliated chartering brokers ranging from 2.5% to 3.75%, which includes the 1.25% payable to SCM.

(2)
Venice participates in the Scorpio Panamax Tanker Pool operated by our commercial manager, within which it is currently employed on spot charter with Marathon Oil. The vessel is allocated a pro-rata share of aggregated earnings of all the tankers in the pool, weighted by attributes such as size, fuel consumption, class notation and other capabilities. Based on the 18 current vessels in the Scorpio Panamax Tanker Pool, the Venice's specifications currently result in the vessel earning approximately 6.16% of all net pool revenues, assuming all pool participant vessels are operating for the full year, which is a greater pro-rata share of the pool earnings than most of the other vessels in the pool. This percentage may not be reflective of future earnings in the pool. The vessel can be withdrawn from the pool upon 90 days notice or after the vessel is free from any commitment, whichever is later. Please see "Business– Our Managers – Scorpio Panamax Tanker Pool" for additional information comparing the Venice with other ships in the Scorpio Panamax Tanker Pool.

(3)
Noemi's redelivery from King Dustin is in January 2012, plus or minus 30 days at the charterer's option.  King Dustin currently time charters-out Noemi to ST Shipping, a wholly owned subsidiary of Glencore S.A. of Zug, Switzerland. Please see "Related Party Transactions – King Dustin" for additional information.

(4)	Senatore's redelivery from BP Shipping is in October 2010, plus or minus 30 days at the charterer's option.

Please see "Business—Our Initial Fleet" and "Our Customers" for additional information about the vessels in our fleet and our chartering arrangements.

Our Managers

As our commercial and technical managers, SCM and SSM provide us with commercial and technical services pursuant to their respective commercial and technical management agreements with us. Commercial services primarily involve vessel chartering. Technical services primarily include vessel operation, maintenance and crewing. We pay our managers fees for these services and reimburse our managers for the reasonable direct or indirect expenses they incur in providing us with these services.

We believe that Scorpio Group has established a reputation in the shipping industry as a leading independent provider of seaborne petroleum transportation services to major oil companies, national oil companies and oil traders in the Aframax, Panamax and Handymax tanker markets. Scorpio Group, headquartered in Monaco, was formed in 1971 and currently provides full technical management services through SSM to its own fleet as well as third party vessels and provides commercial management services through SCM to its own fleet as well as third party vessels. Scorpio Group is wholly-owned and controlled by the Lolli-Ghetti family, which has been involved in the shipping business since the early 1950s through NAI. Emanuele A. Lauro has served in a senior management position at Scorpio Group since 2004.

Scorpio Group has experienced significant growth since 2003 when it controlled a fleet of four vessels.  Today Scorpio Group, through SSM and SCM, manages a fleet of approximately 57 vessels, including the three vessels in our initial fleet, two drybulk vessels owned directly by affiliates within Scorpio Group, and approximately 52 vessels owned by third parties operated through one of three tanker pools that Scorpio Group operates. In addition to two minority investments in logistics businesses, Scorpio Group also maintains offices in London, Mumbai, New York, Singapore, and Jakarta with approximately 80 shore-based employees globally.

SSM, which was formed in New York in 1971 and has been based in Monaco since 1984, is a technical ship management company and currently manages a fleet of 13 vessels, including the three vessels in our initial fleet, two drybulk vessels owned by affiliates of SSM and eight vessels owned by third parties.  SCM, also based in Monaco, was formed in 2004 as a commercial management company and currently manages a fleet of 57 vessels, including the three vessels in our initial fleet, two drybulk vessels owned by affiliates of SCM and 52 vessels owned by third parties, of which all but one operate in the Scorpio Panamax Tanker Pool, the Scorpio Handymax Tanker Pool or the Scorpio Aframax Tanker Pool.  Our vessel Venice participates in the Scorpio Panamax Tanker Pool.

We believe that our commercial and technical managers have established strong reputations internationally for high standards of performance, reliability and safety. In addition, our commercial and technical managers, have strong, established relationships with oil traders, government entities and major oil producers and refiners, including companies such as ExxonMobil, BP, Marathon Oil, Reliance Industries and Repsol YPF.  We believe that our association with our managers, and our participation in Scorpio tanker pools managed by these managers, will allow us to take advantage of these relationships.

Liberty Holding Company Ltd., which we refer to as our Administrator, is a Scorpio Group affiliate which provides us with administrative services pursuant to an administrative services agreement.  The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Our Administrator will also arrange vessel sales and purchases for us.  We expect that our Administrator will sub-contract many of its responsibilities to other entities within the Scorpio Group.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

•
Experienced management team with an established track record in the public market. Since 2003, under the leadership of Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, Scorpio Group has grown from an owner of three vessels in 2003 to an owner of five vessels, and an operator or manager of approximately 60 vessels in 2008. Over the course of the last six years, Mr. Lauro has founded and developed the Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool which employ 10, 20 and 27 vessels, respectively, from Scorpio Group and third party participants. Our President, Mr. Robert Bugbee, who also holds a senior management position within the Scorpio Group, has more than 25 years of experience in the shipping industry and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, a NYSE-listed tanker company that was sold in 2007. As a key member of management, Mr. Bugbee assisted in growing OMI from 26 vessels in 1998 with an average age of approximately 15.1 years to 45 vessels with an average age of approximately 4.3 years when it was sold in 2007. Mr. Bugbee is supported by Brian Lee, our Chief Financial Officer, and Cameron Mackey, our Chief Operating Officer, both of whom also served as members of the management team responsible for the growth of OMI. Our General Counsel, Luca Forgione, has experience in the shipping and commodity trade industry, where he acquired knowledge of the relevant regulatory and compliance regimes. Our Vice President of Vessel Operations, Sergio Gianfranchi, serves as the Operations Manager of SSM and Fleet Manager of SCM and has assisted in the launch and operation of the Scorpio Group's Panamax, Handymax and Aframax pools. Messrs. Lee, Mackey, Forgione and Gianfranchi serve in similar positions in Scorpio Group and have 11, 17, six and 47 years of experience, respectively, in the shipping industry, and, with Mr. Bugbee, collectively have over 106 years of combined shipping experience and have developed tanker industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants.

•
Conservatively capitalized balance sheet with significant available cash to pursue acquisition and expansion opportunities.  Immediately following this offering and the repayment of our 2005 Credit Facility identified below under "Our Credit Facilities", we will have $       million of liquidity, which includes $       million of cash, based on an assumed offering price of $       per share, which represents the midpoint of the price range set forth on the cover of this prospectus and $       million of undrawn borrowing capacity under our new credit facility. We intend to use our available cash and borrowing capacity to pursue vessel acquisitions consistent with our business strategy. We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic acquisitions at attractive prices.

•
Relationship with Scorpio Group. We believe that our relationship with Scorpio Group provides us with numerous benefits that are key to our long-term growth and success, including (i) expertise in commercial management, (ii) expertise in technical management, (iii) a positive reputation within the shipping industry, (iv) long-term relationships with many of the world's leading oil companies, shipyards, commodity traders and shipping companies as well as (v) relationships with international lenders, which we believe will provide us with a competitive advantage with respect to obtaining commercial lending facilities and access to vessel chartering and acquisition opportunities.

•
Attractive Initial Fleet. Our initial fleet of three high-quality, modern Panamax tankers has an average age of 6.5 years compared to a current global Panamax tanker industry average of 8.0 years, both as of January 1, 2010.  We believe that owning a young, well-maintained fleet reduces operating costs, improves the quality of service we deliver and provides us with a competitive advantage in securing favorable time and spot charters with high-quality counterparties.  In addition, our initial fleet provides us with strong and visible cash flows through their existing charters.

Our Business Strategy

Our primary objectives are to profitably grow our business and emerge as a major operator of medium-sized tanker vessels. The key elements of our strategy are:

•
Expanding our fleet through opportunistic acquisitions of high-quality vessels at attractive prices. We intend to acquire modern, high-quality tankers through timely and selective acquisitions. We currently view Suezmax, Aframax, Panamax and Handymax vessel classes as providing attractive return characteristics, and our management team has significant experience with these classes of vessels from their tenure at OMI and at Scorpio Group. A key element to our acquisition strategy will be to purchase high-quality vessels at attractive prices. When evaluating acquisitions, we will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. In the current market, asset values in the tanker industry are significantly below the last five and 10 year trailing averages, and as a result of a weak spot market we believe these values may continue to deteriorate over the near term. We believe that these circumstances combined with our management's knowledge of the shipping industry present an opportunity for us to grow our fleet at favorable prices.

•
Maintaining a strong balance sheet with leverage levels which we believe are historically moderate for the shipping industry. We believe that maintaining a strong balance sheet will minimize liquidity risk in a challenging environment and provide us with the financial flexibility to pursue attractive vessel acquisitions. In addition to any leverage restrictions which our lenders may require, we plan to maintain a moderate debt to equity ratio throughout the tanker cycle.

•
Optimizing vessel revenues through a mix of time charter contracts and spot market exposure. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks.  As it relates to spot market exposure, through our participation in tanker pools managed by the Scorpio Group, we believe that the revenues of our vessels will exceed the rate we would otherwise achieve by operating these vessels outside of the pools.

•
Focusing on tankers based on our experience and expertise in the segment.  We believe that energy companies seek transportation partners that are financially stable and have a reputation for reliability, safety, and high environmental and quality standards.  We intend to leverage the operational expertise and customer base of Scorpio Group and of the former members of OMI's management team in order to further expand these relationships with consistent delivery of superior customer service.

•
Minimizing operating and corporate expenses. Under the management agreements with SSM and SCM that we have entered into for Venice, Noemi and Senatore, and that we plan to enter into for any vessels that we acquire in the future, these two managers will coordinate and oversee the technical and commercial management, respectively, of our fleet. We believe that SSM and SCM will be able to do so at a cost to us that would be lower than what could be achieved by performing the functions in-house.

Tanker Industry Trends

Based on information provided by Fearnley Fonds ASA, or Fearnley, we believe that the following industry trends create growth opportunities for us as owners and operators of shipping vessels:

•	the global economic downturn and limited available vessel financing, among other things, have resulted in historically low tanker values;

•	recovery of global economic activity and industrial production, which continues to rely heavily upon oil and refined petroleum product consumption;

•
increased aggregate seaborne transportation distances due in large part to growing economies in China and India, and limitations on refinery capacity in developed countries coupled with lower cost refinery capacity becoming increasingly located in developing countries further from end consumers;

•
International Maritime Organization (IMO) regulations mandating a phase-out by 2010, or 2015 by exemption of a tanker's flag state under certain conditions, of conventional, single-hull tankers, which make up 15% of the world's tanker supply as of December 1, 2009; and

•	charterers' concerns about environmental and safety standards have shifted their preference toward modern tankers operated by reputable ship operators.

Corporate Structure

We were incorporated under the laws of the Republic of The Marshall Islands on July 1, 2009.  We currently maintain our principal executive offices at 9, Boulevard Charles III, Monaco 98000.  Our telephone at this address is +377-9798-5716.  We also maintain an office in the United States at 150 East 58th Street, New York, NY 10155. The telephone number at our New York office is 212-542-1616.  We own each of the vessels in our initial fleet, and expect to own each additional vessel that we acquire in the future, through separate wholly-owned subsidiaries incorporated in the Republic of The Marshall Islands.

Our Dividend Policy

Initially, we do not intend to pay dividends to the holders of our common shares.  We will continue to assess our dividend policy and our board of directors may determine it is in the best interest of the Company to pay dividends in the future.  Upon the completion of our acquisition of additional vessels funded in whole or in part with a portion of the net proceeds of this offering, and depending on prevailing charter market conditions, the Company's operating results and capital requirements and other relevant factors, our board of directors will re-evaluate our dividend policy.  Please see "Our Dividend Policy" for additional information regarding our dividend policy.

Our Credit Facilities

Two of our wholly-owned subsidiaries, Senatore Shipping Company Limited and Noemi Shipping Company Limited, are joint and several borrowers under a loan agreement dated May 17, 2005, or the 2005 Credit Facility, entered into with The Royal Bank of Scotland plc, as Lender, which is secured by, among other things, a first preferred mortgage over each of Senatore and Noemi.  The initial amount of the 2005 Credit Facility was $56.0 million, and its interest rate is 0.70% above LIBOR.  As of February 17, 2010, the outstanding balance is $38.9 million, which we intend to fully repay using the proceeds of this offering.

[DESCRIPTION OF NEW CREDIT FACILITY TO BE INCLUDED IN LATER SUBMISSION]

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy.  These risks include, among others, the highly cyclical tanker industry; partial dependence on spot charters; charter values; changing economic, political and governmental conditions affecting our industry and business; applicable laws and regulations; risks related to our recently-formed company and its subsidiaries; our fleet's limited performance record, operating history and financial information; full performance by counterparties; acquisitions and dispositions; operating expenses; our capital expenditures; taxes; customer relationships; liquidity; financing; and management.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 12.

Our Relationship with Scorpio Group and its Affiliates

We were incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by members of the Lolli-Ghetti family and manages their shipping interests.  On October 1, 2009, (i) Simon transferred to Scorpio Tankers Inc. three operating subsidiary companies, which own the vessels in our initial fleet; (ii) Liberty Holding Company Ltd., or Liberty, became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) Scorpio Tankers Inc. became a wholly-owned subsidiary of Scorpio Owning Holding Ltd.  Liberty's operations include the Scorpio Group's drybulk carriers, logistics operations in Southeast Asia, owning an offshore floating terminal, vessel pools, chartered-in vessels, and interests in joint ventures and investments.  Prior to the completion of this offering, Scorpio Group and its affiliates, which contributed the three Panamax tankers in our initial fleet, currently hold 100% of the voting and economic interests in our common stock.  Upon completion of this offering, Scorpio Group and its affiliates are expected to beneficially own    % of our outstanding shares of our common stock, which will represent    % of the voting and economic interest in our common stock (   % and    %, respectively, if the underwriters' over-allotment option is exercised in full).  After contributing the three Panamax tankers, Scorpio Group does not have an ownership interest in any tanker vessels other than our three tanker vessels, and will preclude itself from directly owning product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our board of directors will consist of five individuals, three of whom will be independent directors.  The three independent directors will form the board's Audit Committee and, pursuant to the Audit Committee charter, will be required to review all potential conflicts of interest between the Company and Scorpio Group.  The two non-independent directors, Emanuele Lauro and Robert Bugbee, serve in senior management positions within the Scorpio Group and have an ownership stake in Liberty, which is our Administrator, and which is also an affiliate of the Scorpio Group.

The Scorpio Group is owned and controlled by members of the Lolli-Ghetti family, of which Mr. Lauro is a member. Mr. Lauro is considered to be the acting Chief Executive Officer of Scorpio Group, and Mr. Bugbee is considered to be the acting President of Scorpio Group.  Mr. Lauro is employed by Scorpio Ship Management and Mr. Bugbee is employed by Scorpio USA, and both entities are affiliates within the Scorpio Group.  Prior to the completion of this offering, we estimate the ownership interest for Mr. Lauro and Mr. Bugbee in Liberty, an affiliate of the Scorpio Group, will be a restricted stock ownership interest of 2% and 1.75%, respectively, but they will have no other ownership interests in the Scorpio Group. Prior to the completion of this offering, Liberty, in turn, has a 100% ownership interest in us through its subsidiary, but this ownership interest will be significantly reduced at the completion of this offering.

SCM and SSM, which as noted previously are affiliates of Scorpio Group, provide commercial and technical management services to us pursuant to our commercial and technical management agreements.  Under the commercial management agreement, we pay SCM a fee of $250 per vessel per day plus a 1.25% commission per charter fixture.  For vessels operating in a Scorpio Group pool, we pay SCM's agent fee of $250 per vessel per day plus 1.25% commission per charter fixture.  We pay SSM $548 per vessel per day to provide technical management services for each of our vessels.  We have entered into separate commercial and technical management agreements in December 2009 for each of our vessels and expect to enter into similar agreements with respect to each vessel that we acquire going forward.  The commercial and technical management agreements with SCM and SSM are each for a period of three years, and may be terminated upon two year's notice.

We will reimburse Liberty, which as noted previously is our Administrator and also an affiliate of the Scorpio Group, for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We will also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We have no other agreements with SCM, SSM, our Administrator, or any other party providing for a resolution of potential conflicts in our favor.

For further details about our relationship and agreements with the Scorpio Group and its affiliates, please read "Related Party Transactions" and "Management - Board of Directors and Committees."

The Offering

Common shares presently outstanding	common shares

Common shares to be offered	common shares

Over-allotment	We have granted the underwriters a 30 day option to purchase, from time to time, up to an additional of our common shares to cover over-allotments.

Common shares to be outstanding immediately after this offering

- assuming no exercise of over-allotment:	common shares

- assuming full exercise of over-allotment:	common shares

Use of proceeds
We estimate that we will receive net proceeds of approximately $  million , based on an assumed offering price of $  per share, which represents the midpoint of the price range set forth on the cover of this prospectus, from the issuance of new common shares in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us. After repayment of the 2005 Credit Facility, we intend to use the remaining net proceeds, after assessing any working capital and other general corporate expense needs, to pursue vessel acquisitions consistent with our strategy. See the section of this prospectus entitled "Use of Proceeds."

Listing	We have applied to have our common shares approved for listing on the New York Stock Exchange under the symbol "STNG".

Summary Financial Data

The following table sets forth our summary combined financial data and other operating data. The summary financial data in the table as of and for the years ended December 31, 2008 and 2007 are derived from our audited combined financial statements, included elsewhere in this prospectus, which have been prepared in accordance with IFRS as issued by the IASB. The summary financial data as of September 30, 2009 and for the nine months ended September 30, 2009 and 2008 are derived from our unaudited condensed combined financial statements, which have been prepared in accordance with International Accounting Standards No. 34, Interim Financial Reporting ("IAS 34") and are included elsewhere in this prospectus. The data set forth below should be read in conjunction with the audited combined financial statements, the unaudited condensed combined financial statements, related notes and other financial information included elsewhere in this prospectus.

The Company's historical combined financial statements have been prepared on a carve-out basis from the financial statements of our parent company, Liberty Holding Company Ltd.  These carve-out financial statements include all assets, liabilities and results of operations of the three vessel-owning subsidiaries owned by Scorpio Tankers Inc., formerly subsidiaries of Liberty Holding Company Ltd., for the periods presented.  For the periods presented, certain of the expenses incurred by these subsidiaries for commercial, technical and administrative management services were under management agreements with other Scorpio Group entities, which are related parties of the Company. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods.  The Company's estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus.

	For the Year Ended		For the Nine Months Ended
	December 31,		September 30,
	2008	2007	2009	2008

Combined Income Statement Data
Vessel revenue	$39,274,196	$30,317,138	$21,752,091	$28,914,996

Operating expenses
Charterhire	(6,722,334)	-	(3,163,485)	(4,104,081)
Vessel operating costs	(8,623,318)	(7,600,509)	(6,397,434)	(6,535,389)
Depreciation	(6,984,444)	(6,482,484)	(5,155,675)	(4,883,150)
General and administrative expenses	(600,361)	(590,772)	(304,404)	(491,699)
Impairment (1)	-	-	(4,511,877)	-

Total operating expenses	(22,930,457)	(14,673,765)	(19,532,875)	(16,014,319)

Operating income	16,343,739	15,643,373	2,219,216	12,900,677

Other income and expense, net
Interest expense - bank loan	(1,710,907)	(1,953,344)	(590,372)	(1,353,682)
(Loss)/gain on derivative financial instruments	(2,463,648)	(1,769,166)	87,548	(455,446)
Interest income	35,492	142,233	4,754	28,672
Other income, net	(18,752)	(9,304)	(10,925)	(27,614)
Total other expenses, net	$(4,157,815)	$(3,589,581)	$(508,995)	$(1,808,070)

Net income	$12,185,924	$12,053,792	$1,710,221	$11,092,607

Earnings per common share (2)
Weighted average shares outstanding	1,500	1,500	1,500	1,500
Basic earnings per share	$8,124	$8,036	$1,140	$7,395
Diluted earnings per share	$8,124	$8,036	$1,140	$7,395

	As of December 31,		As of September 30,
	2008	2007	2009
Balance Sheet Data
Cash and cash equivalents	$3,607,635	$1,153,743	$480,748
Vessels and drydock	$109,260,102	$116,244,546	$101,212,117
Total assets	$117,111,827	$122,555,022	$104,020,190
Bank loan	$43,400,000	$47,000,000	$40,700,000
Shareholder payable (3)	$22,028,323	$19,433,097	$19,267,336
Related party payable (3)	$27,406,408	$27,406,408	$27,406,408
Shareholder's equity	$20,299,166	$26,897,242	$13,348,387

	For the Year		For the Nine Months
	Ended December 31,		Ended September 30,
	2008	2007	2009	2008
Cash Flow Data
Net cash provided by/(used by):
Operating activities	$24,837,892	$5,830,733	$8,234,113	$12,812,237
Financing activities	$(22,384,000)	$(10,693,500)	$(11,361,000)	$(12,127,000)

(1)	As of September 30, 2009, we recorded an impairment of two vessels for $4.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2)
Basic earnings per share is calculated by dividing the net income attributable to equity holders of the parent by the weighted average number of common shares outstanding assuming that the transfer of the vessel owning subsidiaries was effective during the period. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.  For the periods presented, we had no potentially dilutive common shares.

(3)
On November 18, 2009, the Shareholder payable and the Related party payable balances as of that date, were converted to equity as a capital contribution.  See Note 8 in the combined financial statements as of and for the year ended December 31, 2008 and the pro forma balance sheet and Note 4 in the unaudited condensed combined financial statements as of and for the nine months ended September 30, 2009.

Other Operating Data
	For the Year		For the Nine Months
	Ended December 31,		Ended September 30,
	2008	2007	2009	2008
Average Daily Results
Time charter equivalent per day (4)	$29,889	$27,687	$24,089	$30,566
Vessel operating costs per day (5)	$7,854	$6,941	$7,811	$7,980
TCE per revenue day - pool revenue	$36,049	$29,848	$23,065	$38,243
TCE per revenue day - time charters	$24,992	$24,382	$24,881	$24,990
Expenditures for drydock	$-	$-	$1,619,567	$-
Fleet Data (6)
Average number of owned vessels	3.00	3.00	3.00	3.00
Average number of time chartered-in vessels	0.59	-	0.44	0.45

(4)
Freight rates are commonly measured in the shipping industry in terms of Time charter equivalent per day (or TCE per day), which represent subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of days revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is offhire for drydock.  Since our vessels are on time charter and operate in the pool, we do not have voyage expenses.

(5)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned in the period.

(6)
For a definition of items listed under "Fleet Data," please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."  We do not currently have any time chartered-in vessels and do not intend to time charter-in any vessels into our fleet in the future.

RISK FACTORS

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

RISKS RELATED TO OUR INDUSTRY

If the tanker industry, which historically has been cyclical, continues to be depressed in the future, our earnings and available cash flow may be adversely affected.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. The recent global financial crisis may adversely affect our ability to recharter our vessels or to sell them on the expiration or termination of their charters and the rates payable in respect of our one vessel currently operating in a tanker pool, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	global and regional economic and political conditions;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the price of steel;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows. Two of our three vessels operate on long-term time charters, while the remaining vessel operates in the Scorpio Panamax Tanker Pool, which is spot-market oriented.  Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class.  If time charter or spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

We are partially dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently operate a fleet of three vessels. Of those, one is employed in a spot market-oriented tanker pool whose commission is based on the spot market charter rates of the pool, partially exposing us to fluctuations in spot market charter rates.

We may employ additional vessels that we may acquire in the future in the spot charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within Scorpio Group pools, depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In the nine months ended September 30, 2009, charter rates in the oil and petroleum products charter market declined significantly and Panamax vessel values also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Due to these indicators of potential impairment, in September 2009, we evaluated the recoverable amount of our vessels, and we recognized a total impairment loss of $4.5 million for two of our vessels. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the newbuilding order book which extends to 2012 equaled approximately 38.9% of the existing world tanker fleet as of April 2009 and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens that could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Recently, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically low asset values of ships. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.  If we are unable to obtain additional credit or draw down upon borrowing capacity, it may negatively impact our ability to fund current and future obligations.

If further emergency governmental measures are implemented in response to the economic downturn, that could have a material adverse impact on our results of operations, financial condition and cash flows.

Over the last year, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. We cannot predict what, if any, such measures would be, but changes to securities, tax, environmental, or the laws of regulations, could have a material adverse effect on our results of operations, financial condition or cash flows.

Changes in fuel, or bunkers, prices may adversely affect profits.

Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations for our vessels employed on the spot market and can have a significant impact on pool earnings. With respect to our vessels employed on time charter, the charterer is generally responsible for the cost of fuel, however such cost may affect the charter rates we are able to negotiate for our vessels.  Changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  If we fail to comply with the ISM Code, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention in, certain ports.  Each of our vessels, as well our technical manager, SSM, is currently ISM Code-certified.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to obtain other financing or incur debt on terms that are acceptable to us. Further, while we believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our two credit facilities, including our new credit facility which we will enter into in connection with the closing of this offering, a decrease in these values could cause us to breach certain covenants that are contained in our credit facilities and in future financing agreements that we may enter into from time to time. If the recoverable amounts of our vessels further decline and we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet.  If we sell any vessel at any time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.  Please see the section of this prospectus entitled "The International Tanker Industry" for information concerning historical prices of tankers.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting.  In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us.  Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition.  Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels are at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points.  Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the international community to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for loses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and available cash.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, that could adversely affect our reputation and the market for our common stock.

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and available cash.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life.  Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly.  Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits.  The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.  If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease.  As a result, our available cash could be adversely affected.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We, indirectly through SSM, employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

RISKS RELATED TO OUR BUSINESS

We have a limited history of operations on which investors may assess our performance.

We were formed on July 1, 2009, and our three vessel-owning subsidiaries were transferred to Scorpio Tankers Inc. on October 1, 2009. We have a limited performance record and operating history, and, therefore, limited historical financial information, upon which you can evaluate our operating performance, ability to implement and achieve our business strategy or ability to pay dividends in the future. We cannot assure you that we will be successful in implementing our business strategy. Our initial fleet is composed of only three vessels with a relatively short operating history. As a newly formed company, we will face certain operational challenges not faced by companies with a longer operating history.

We have no history operating as a publicly traded entity and will incur increased costs as a result of being a publicly traded corporation.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We anticipate that our incremental general and administrative expenses as a publicly traded corporation for U.S. federal income tax purposes will be approximately $      million annually, and will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent's fees, incremental director and officer liability insurance costs and director compensation.

If we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices;

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

•	integrate any acquired tankers or businesses successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	improve our operating, financial and accounting systems and controls; and

•	obtain required financing for our existing and new operations.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems.  Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower available cash. If we are unable to execute the points noted above, our financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures.  The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel.  We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with such growth plans.

Delays in deliveries of additional vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our operating results.

We expect to purchase additional vessels from time to time.  The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels.  The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters.

As of January 1, 2010, we employed two tankers under fixed rate long-term time charter agreements with an average remaining duration of approximately 17 months.  Vessels committed to medium- and long-term charters may not be available for spot charters during periods of increasing charterhire rates, when spot charters might be more profitable.  Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class.

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

An increase in operating costs would decrease earnings and available cash.

Under the charter agreements for two of our vessels, the charterer is responsible for voyage costs and we are responsible for the vessel operating costs.  Under the tanker pool agreement for one of our vessels, the pool is responsible for the voyage expenses and we are responsible for vessel costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive, in an industry that is capital intensive and highly fragmented. The recent global financial crisis may reduce the demand for transportation of oil and oil products which could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.

Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur from 2021 to 2024, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital.  Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income."  United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In the opinion of Seward & Kissel LLP, our United States counsel, we should not be a PFIC with respect to any taxable year.  Based upon our operations as described herein, we do not believe that our income from our time charters should be treated as passive income for purposes of determining whether we are a PFIC.  Accordingly, our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations – United States Federal Income Taxation – United States Federal Income Taxation of United States Holders"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares.  See "Tax Considerations – United States Federal Income Taxation – United States Federal Income Taxation of United States Holders" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

The Company may have to pay tax on United States source shipping income, which would reduce its earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, such as the Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

After this offering, the Company and its subsidiaries intend to take the position that they qualify for this statutory tax exemption for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption after the offering and thereby become subject to United States federal income tax on its United States source shipping income.  For example, the Company would no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in the Company's common shares owned, in the aggregate, 50% or more of the Company's outstanding common shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of the Company or any of its subsidiaries.

If the Company or its subsidiaries were not entitled to exemption under Section 883 for any taxable year, they could be subject for such year to an effective 2% United States federal income tax on the shipping income they derive during the year which is attributable to the transport or cargoes to or from the United States.  The imposition of this taxation would have a negative effect on the Company's business and would decrease its earnings available for distribution to the Company's shareholders.

Any dividends paid by us may not qualify for preferential rates of United States federal income taxation in the hands of United States non-corporate holders.

The Company expects that any dividends paid on its common shares to a United States shareholder who is an individual, trust or estate will generally be treated as "qualified dividend income" that is taxable at preferential United States federal income tax rates (through 2010).  The Company's dividends will be so treated provided that (1) its common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we anticipate the Company's common stock will be traded); (2) the Company is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company has not been, is not and does not anticipate being in the future); (3) the recipient of the dividend has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the recipient of the dividend is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There is no assurance that any dividends paid on the Company's common stock will be eligible for these preferential rates in the hands of a United States non-corporate shareholder.  For example, under current law, the preferential rate for qualified dividend income is scheduled to expire on December 31, 2010.  If the preferential rate for such dividends is not extended, then any dividends paid by the Company after December 31, 2010 will be treated as ordinary income.  In addition, legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude the Company's dividends from qualifying for such preferential rates prospectively from the date of enactment.  Finally, as discussed in more detail in "Tax Considerations—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences," the Company could be treated as a passive foreign investment company for the taxable year in which it pays the dividend or the immediately preceding taxable year.

We will be required to make substantial capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will be dependent on additional financing.

Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels. We currently estimate our capital expenditures on the acquisition of vessels in 2010 to be between $        and $     , assuming that we successfully complete this offering.  Please see "Use of Proceeds" for additional information.  We currently have no commitments or obligations to purchase any additional vessels and do not plan to purchase any additional vessels prior to the offering.  If we are unable to fulfill our obligations under the memorandum of agreement for such vessels, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we already made under such contracts.

In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 months thereafter, not including any unexpected repairs.  We estimate the cost to drydock a vessel to be between $400,000 and $700,000, depending on the size and condition of the vessel and the location of drydocking.

We will enter into a new credit facility, in connection with the closing of this offering, with          that will provide us with up to $     .  We expect that the combination of the net proceeds of this offering, after repayment of our 2005 Credit Facility, and after assessing any working capital and other general corporate expense needs, along with our borrowings under this new credit facility, should be sufficient to finance the purchase of additional vessels and expected drydocking costs in the near term.  To fund any shortfall for purchasing other vessels or drydocking costs from time to time, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities.  Use of cash from operations will reduce available cash.  Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.

RISKS RELATED TO OUR RELATIONSHIP WITH SCORPIO GROUP AND ITS AFFILIATES

We are dependent on our managers and there may be conflicts of interest between us and our managers that may not be resolved in our favor.

Our success depends to a significant extent upon the abilities and efforts of our technical manager, SSM, our commercial manager, SCM, and our management team. Our success will depend upon our and our managers' ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition.

Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

Our technical and commercial managers are affiliates of Scorpio Group, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member.  Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. As a result of these conflicts, our commercial and technical managers, who have limited contractual duties, may favor their own or their owner's interests over our interests. These conflicts may have unfavorable results for us.

Our founder, Chairman and Chief Executive Officer has affiliations with our commercial and technical managers which may create conflicts of interest.

Emanuele Lauro, our founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls our commercial and technical managers, and he will own      % of our common shares after the consummation of this offering.  These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand.  These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are beneficially owned by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits.  In particular, our commercial and technical managers currently provide commercial and technical management services to approximately 54 and 10 vessels respectively, other than the vessels in our fleet, that are owned or operated by entities affiliated with Mr. Lauro, and such entities may acquire additional vessels that will compete with our vessels in the future.  Such conflicts may have an adverse effect on our results of operations.

Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.

SCM is our commercial manager and SSM is our technical manager. SCM's and SSM's ability to render management services will depend in part on their own financial strength.  Circumstances beyond our control could impair our commercial manager's or technical manager's financial strength, and because each is a privately held company, information about the financial strength of our commercial manager and technical manager is not available.  As a result, we and an investor in our securities might have little advance warning of financial or other problems affecting our commercial manager or technical manager even though their financial or other problems could have a material adverse effect on us and our security holders.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into various contracts, including charter agreements with our customers, consisting of two long-term fixed-rate charter agreements and one tanker pool agreement, and our 2005 Credit Facility, which we intend to fully repay using the proceeds of this offering. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for a majority of our revenues, could cause us to suffer losses or otherwise adversely affect our business.

As of January 1, 2010, we employed two tankers under fixed rate long-term time charter agreements with an average remaining duration of approximately 17 months.  The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties.  Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such oil. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters.  Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class.  If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

Our charters may terminate earlier than the dates indicated in this prospectus.  The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive loss of the relevant vessel, the requisition for hire of the relevant vessel, the drydocking of the relevant vessel for a certain period of time or the failure of the relevant vessel to meet specified performance criteria.  In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control.  These factors may include general economic conditions, the condition of the tanker industry, the charter rates received for specific types of vessels and various operating expenses.  The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our available cash.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all.  If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all.  In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our available cash may be significantly reduced or eliminated.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us.  Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.

We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

RISKS RELATED TO OUR INDEBTEDNESS

Servicing debt which we may incur in the future would limit funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under our credit facility requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facility bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling tankers; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facility, the lender could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt.

Our credit facility contains restrictive covenants which limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our credit facility imposes operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facility or if there is another default under our credit facility;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

If the recent volatility in LIBOR rates continues, it will affect the interest rate under our credit facility which could affect our profitability, earnings and cash flow.

Amounts borrowed under our credit facility bear interest at an annual rate ranging from 3.0% to 3.5% above LIBOR.  LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times.  These conditions are the result of the recent disruptions in the international credit markets.  Because the interest rates borne by amounts that we may drawdown under our credit facility fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on amounts that we were to drawdown from our credit facility, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

RISKS RELATED TO THIS OFFERING

There is no guarantee that an active and liquid public market for our common shares will develop.

Prior to this offering, there has not been a public market for our common shares. A liquid trading market for our common shares may not develop. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. The tanker industry has been highly unpredictable and volatile, and the market for common shares in this industry may be equally volatile.

The price of our common shares after this offering may be volatile.

The price of our common shares may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the crude tanker and product tanker industries;

•	market conditions in the crude tanker and product tanker industries;

•	changes in government regulation;

•	the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The seaborne transportation industry has been highly unpredictable and volatile. The market for our common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you in this offering.

Mr. Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Mr. Robert Bugbee, our President, will beneficially own approximately       % of our total outstanding common shares upon the consummation of this offering, which may limit your ability to influence our actions.

Mr. Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Mr. Robert Bugbee, our President, are expected to beneficially own approximately       % of our outstanding common shares upon the consummation of this offering (      % if the underwriters exercise their over-allotment option in full) and will have the power to exert considerable influence over our actions through their ability to effectively control matters requiring shareholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our shareholders believe that any such transaction is in their or our best interests. For example, our majority shareholders could cause us to make a merger or acquisition that increases the amount of our indebtedness or cause us to sell all of our revenue-generating assets. We cannot assure you that the interests of Mr. Emanuele Lauro and Mr. Robert Bugbee will coincide with the interests of other shareholders. As a result, the market price of our common shares could be adversely affected.

Additionally, our majority shareholders may invest in entities that directly or indirectly compete with us, or companies in which our majority shareholders currently invest may begin competing with us. Our majority shareholders may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. As a result of these relationships, when conflicts arise between the interests of our majority shareholders and the interests of our other shareholders, our directors who were nominated by our majority shareholders may not be disinterested. Our majority shareholders will effectively control all of our corporate decisions so long as they continue to own a substantial number of our common shares.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price for our common shares could decline as a result of sales by existing shareholders of large numbers of our common shares after this offering, or as a result of the perception that such sales may occur. Sales of our common shares by these shareholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate. Of the estimated            common shares that will be outstanding following the completion of this offering:

•
shares, constituting all of the shares offered by this prospectus, will be freely tradable unless purchased by persons deemed our "affiliates," as that term is defined in Rule 144 under the Securities Act; and

•
additional shares may be sold after the expiration of 180-day lock-up agreements (as may be extended) that will be entered into by our executive officers and directors and certain other shareholders, subject to registration under the Securities Act, compliance with the requirements of Rule 144 or the availability of an exemption from the registration requirements of the Securities Act.

We are incorporated in the Republic of The Marshall Islands, which does not have a well-developed body of corporate law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Please see the section of this prospectus titled "Enforceability of Civil Liabilities" beginning on page 117.

It may be difficult to serve process on or enforce a United States judgment against us, our officers and our directors.

We are a Republic of The Marshall Islands corporation and several of our executive offices are located outside of the United States.  Some of our directors and officers and certain of the experts named in this offering reside outside the United States.  In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States.  As a result, you may have difficulty serving legal process within the United States upon us or any of these persons.  You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.  Furthermore, there is substantial doubt that the courts of the Republic of The Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include those that:

•	authorize our board of directors to issue "blank check" preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding common shares entitled to vote for those directors;

•	limit the persons who may call special meetings of shareholders;

•	establish advance notice requirements for nominating directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restrict business combinations with interested shareholders.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

You will experience immediate and substantial dilution of $       per common share.

The assumed initial public offering price of $       per common share, which represents the midpoint of the price range set forth on the cover of this prospectus, exceeds the pro forma net tangible book value per common share immediately after this offering. Based on an assumed initial public offering price of $      per common share, which represents the midpoint of the price range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $      per share. This dilution results primarily because the assets which have been contributed to us, in exchange for all of our common shares, are recorded at their historical cost, and not their fair value, in accordance with International Financial Reporting Standards (IFRS) principles. Please read "Dilution" for a more detailed description of the dilution that you will experience upon the completion of this offering.

We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders' proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.

All statements in this prospectus that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	global and regional economic and political conditions, including piracy;

•	our pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	competition in the tanker industry;

•	statements about shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market; and

•	our expectations of the availability of vessels to purchase and the time it may take to construct new vessels, or vessels' useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the "Risk Factors" section of this prospectus. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business;

•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;

•	the length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed under the "Risk Factors" section of this prospectus.

You should not place undue reliance on forward-looking statements contained in this prospectus, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this prospectus. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      million, based on an assumed offering price of $      per share, which represents the midpoint of the price range set forth on the cover of this prospectus, from the issuance of new common shares in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

Our intention is to use these proceeds first to fully repay the debt outstanding under our 2005 Credit Facility. Our 2005 Credit Facility, as of February 17, 2010 has debt outstanding of $38.9 million, has an interest rate of 0.70% above LIBOR, and is scheduled to mature on May 18, 2015. The proceeds of this indebtedness were used to acquire the Senatore and Noemi.

We intend to use the remainder of our net offering proceeds, after repayment of our 2005 Credit Facility, of $        million, and after assessing any working capital and other general corporate expense needs, to pursue vessel acquisitions consistent with our strategy, including the purchase of additional modern tankers ranging in size from approximately 35,000 dwt, to approximately 200,000 dwt and that generally are not more than five years old.  We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic vessel acquisitions at attractive prices. We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms but we intend to acquire vessels within 12 months of this offering.

Although we cannot assure you that we will be successful in acquiring vessels at prices comparable to current market prices, we could use the proceeds of this offering available for vessel acquisitions, per the above description and based upon current market conditions, to purchase up to four new Handysize tankers, two new Panamax tankers, or one new Aframax tanker, not including any borrowings under the new credit facility, and not accounting for any drydocking expenses.  These estimates are based on the newbuilding purchase price estimates as of February 2010 noted on page 58 of the "The International Tanker Industry" within this prospectus.  As noted, we may also purchase secondhand vessels that meet our specifications at prices to be determined by market conditions, which are affected by the age of the vessel.  No assets will be acquired from affiliates of the Company.

To supplement our balance sheet we will enter into a committed, undrawn $    million credit facility, in connection with the closing of this offering, and any borrowings under this credit facility are intended to facilitate future vessel acquisitions.

OUR DIVIDEND POLICY

Initially, we do not intend to pay dividends to the holders of our common shares.  We will continue to assess our dividend policy and our board of directors may determine it is in the best interest of the Company to pay dividends in the future.  Upon the completion of our acquisition of additional vessels funded in whole or in part with a portion of the net proceeds of this offering, and depending on prevailing charter market conditions, the Company's operating results and capital requirements and other relevant factors, our board of directors will re-evaluate our dividend policy.

We believe that, under current U.S. law (which is scheduled to expire after 2010), any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute "qualified dividend income" and, as a consequence, non-corporate U.S. stockholders would generally be subject to a 15% U.S. federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this prospectus titled "Tax Considerations" for additional information relating to the tax treatment of our dividend payments, if any dividends are declared in the future.

We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to pay dividends, if any in the future, depends on our subsidiaries and their ability to distribute funds to us. We also expect that our new credit facility will have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the credit facility agreement. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of the credit facility without our lender's consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The tanker shipping charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this prospectus titled "Risk Factors."

CAPITALIZATION

The following table sets forth our capitalization at September 30, 2009, on a historical basis and as adjusted to give effect to the offering and the items identified in the footnotes below. The adjustments that we have made for this offering include the issuance of       shares of our common shares in this offering at an assumed offering price of $      per share, which represents the midpoint of the expected range of $      to $      per common share.

		As of September 30, 2009
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2,3)

Cash and cash equivalents	$480,748	$480,748	$
Current debt:
Bank loan (2)	$3,600,000	$3,600,000		$-
Non current debt:
Bank loan (2)	$37,100,000	37,100,000		-
Total debt	40,700,000	40,700,000		-
Shareholders' equity:
Common shares, $1.00 par value; 1,500 shares authorized, issued and outstanding, actual; shares issued and outstanding, as adjusted;	$1,500	$1,500
Additional paid-in capital (1)	─	46,272,338
Merger reserve	13,346,887	13,346,887		13,346,887
Total shareholders' equity	13,348,387	59,620,725

Total capitalization	54,048,387	$100,320,725	$

(1) Adjusted to reflect the conversion of the balances of the related party payable of $27,406,408 million and the shareholder payable of $18,865,930 as of November 18, 2009 (both of which were included in current liabilities) to shareholders' equity as a capital contribution as if such conversion took place as of September 30, 2009.  See Note 7 to the condensed combined financial statements included elsewhere in this prospectus.

(2) Adjusted to reflect the expected repayment of both the current and non-current bank loan balances of $40.7 million, as of September 30, 2009, with a portion of the net proceeds of the offering.  On February    , 2010, the Company agreed to enter into a new credit facility with                , in connection with the closing of this offering.  [Insert terms of new facility].   As of the date of this registration statement, the Company has not incurred any borrowings on this facility.

(3) Adjusted to reflect the estimated net proceeds of $    million.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our common shares in this offering will exceed the net tangible book value per common share after the offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities. The historical net tangible book value as of       was $      million in total and $      per share.

As adjusted to give effect to      , the pro forma net tangible book value as of       would have been $      million in total and $      per share.

As further adjusted to give effect to the sale by us of       common shares in this offering, after deducting underwriting discounts and estimated offering expenses, our pro forma net tangible book value as of       would have been $      million, or $      per common share.  This represents an immediate increase in net tangible book value of $      per share to the existing shareholder and an immediate dilution in net tangible book value of $      per share to new investors.

The following table illustrates the pro forma per share dilution and appreciation at       :

Initial public offering price per share
Pro forma net tangible book value per share as of
Increase in net tangible book value attributable to new investors in this offering
Pro forma net tangible book value per share after giving effect to this offering
Dilution per share to new investors

The following table summarizes, on a pro forma basis as at      , the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing shareholders and the number of common shares acquired from us, the total amount paid and average price per share paid by you in this offering, based upon the initial public offering price of $      per share.

Pro Forma
	Shares Outstanding		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholder
New investors
Total

As the table indicates, the total consideration paid by the existing shareholder for its shares is approximately $       million (representing contributed assets), with an average share price of $      , which means that the existing shareholder in the aggregate will have received approximately $      million more than it originally invested. The assets contributed by the existing shareholder were recorded at historical book value, rather than fair value, in accordance with the IFRS.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected combined financial data and other operating data. The selected financial data in the table as of and for the years ended December 31, 2008 and 2007 are derived from our audited combined financial statements, included elsewhere herein, which have been prepared in accordance with IFRS as issued by the IASB. The selected financial data as of September 30, 2009 and for the nine months ended September 30, 2009 and 2008 are derived from our unaudited condensed combined financial statements, which have been prepared in accordance with IAS 34 and are included herein. Please see the footnotes to our combined financial statements for a discussion of the basis upon which our financial statements are presented. The data set forth below should be read in conjunction with the audited combined financial statements, the unaudited condensed combined financial statements, related notes and other financial information included elsewhere herein.

The Company's historical combined financial statements have been prepared on a carve-out basis from the financial statements of our parent company, Liberty Holding Company Ltd.  These carve-out financial statements include all assets, liabilities and results of operations of the three vessel-owning subsidiaries owned by Scorpio Tankers Inc., formerly subsidiaries of Liberty Holding Company Ltd., for the periods presented.  For the periods presented, certain of the expenses incurred by these subsidiaries for commercial, technical and administrative management services were under management agreements with other Scorpio Group entities, which are related parties of the Company. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods.  The Company's estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus.

The selected financial data for 2006 has not been derived from audited financial statements as combined financial statements of the Company for 2006 do not exist.  Instead, the selected financial data for 2006 has been prepared by aggregating the historical standalone IFRS financial information of each of the three subsidiaries which were transferred to us.  In accordance with Item 3.A.1 of Form 20-F  we are omitting fiscal years 2005 and 2004 from the selected financial data as the Company did not prepare combined or consolidated financial statements for these periods and such information cannot be provided without unreasonable effort or expense.

	For the Year Ended			For the Nine Months Ended
	December 31,			September 30,
	2008	2007	2006	2009	2008

Combined Income Statement Data
Vessel revenue	$39,274,196	$30,317,138	$35,751,632	$21,752,091	$28,914,996

Operating expenses
Charterhire	(6,722,334)	-	-	(3,163,485)	(4,104,081)
Vessel operating costs	(8,623,318)	(7,600,509)	(7,061,514)	(6,397,434)	(6,535,389)
Depreciation	(6,984,444)	(6,482,484)	(7,058,093)	(5,155,675)	(4,883,150)
General and administrative expenses	(600,361)	(590,772)	(376,338)	(304,404)	(491,699)
Impairment (1)	-	-	-	(4,511,877)	-

Total operating expenses	(22,930,457)	(14,673,765)	(14,495,945)	(19,532,875)	(16,014,319)

Operating income	16,343,739	15,643,373	21,255,687	2,219,216	12,900,677

Other income and expense, net
Interest expense - bank loan	(1,710,907)	(1,953,344)	(3,041,684)	(590,372)	(1,353,682)
(Loss)/gain on derivative financial instruments	(2,463,648)	(1,769,166)	816,219	87,548	(455,446)
Interest income	35,492	142,233	152,066	4,754	28,672
Other income, net	(18,752)	(9,304)	(24,034)	(10,925)	(27,614)
Total other expenses, net	$(4,157,815)	$(3,589,581)	$(2,097,433)	$(508,995)	$(1,808,070)

Net income	$12,185,924	$12,053,792	$19,158,254	$1,710,221	$11,092,607

Earnings per common share (2)
Weighted average shares outstanding	1,500	1,500	1,500	1,500	1,500
Basic earnings per share	$8,124	$8,036	$12,772	$1,140	$7,395
Diluted earnings per share	$8,124	$8,036	$12,772	$1,140	$7,395

	As of December 31,			As of September 30,
	2008	2007	2006	2009
Balance Sheet Data
Cash and cash equivalents	$3,607,635	$1,153,743	$6,016,470	$480,748
Vessels and drydock	$109,260,102	$116,244,546	$122,727,030	$101,212,117
Total assets	$117,111,827	$122,555,022	$137,728,758	$104,020,190
Bank loan	$43,400,000	$47,000,000	$50,600,000	$40,700,000
Shareholder payable (3)	$22,028,323	$19,433,097	$27,612,576	$19,267,336
Related party payable (3)	$27,406,408	$27,406,408	$34,338,356	$27,406,408
Shareholder's equity	$20,299,166	$26,897,242	$21,936,949	$13,348,387

	For the Year			For the Nine Months
	Ended December 31,			Ended September 30,
	2008	2007	2006	2009	2008
Cash Flow Data
Net cash provided by/(used by):
Operating activities	$24,837,892	$5,830,733	$13,226,007	$8,234,113	$12,812,237
Financing activities	$(22,384,000)	$(10,693,500)	$(14,850,000)	$(11,361,000)	$(12,127,000)

(1)	As of September 30, 2009, we recorded an impairment of two vessels for $4.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2)
Basic earnings per share is calculated by dividing the net income attributable to equity holders of the parent by the weighted average number of common shares outstanding assuming that the transfer of the vessel owning subsidiaries was effective during the period. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.  For the periods presented, we had no potentially dilutive common shares.

(3)
On November 18, 2009, the Shareholder payable and the Related party payable balances as of that date, were converted to equity as a capital contribution.  See Note 8 in the combined financial statements as of and for the year ended December 31, 2008 and the pro forma balance sheet and Note 4 in the unaudited condensed combined financial statements as of and for the nine months ended September 30, 2009.

Other Operating Data
	For the Year			For the Nine Months
	Ended December 31,			Ended September 30,
	2008	2007	2006	2009	2008

Average Daily Results
Time charter equivalent per day (4)	$29,889	$27,687	$33,165	$24,089	$30,566
Vessel operating costs per day (5)	$7,854	$6,941	$6,449	$7,811	$7,980
TCE per revenue day - pool revenue	$36,049	$29,848	$33,165	$23,065	$38,243
TCE per revenue day - time charters	$24,992	$24,382	$-	$24,881	$24,990
Expenditures for drydock	$-	$-	$805,845	$1,619,567	$-
Fleet Data (6)
Average number of owned vessels	3.00	3.00	3.00	3.00	3.00
Average number of time chartered-in vessels	0.59	-	-	0.44	0.45

(4)
Freight rates are commonly measured in the shipping industry in terms of Time charter equivalent per day (or TCE per day), which represent subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of days revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is offhire for drydock.  Since our vessels are on time charter and operate in the pool, we do not have voyage expenses.

(5)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned in the period.

(6)
For a definition of items listed under "Fleet Data," please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."  We do not currently have any time chartered-in vessels and do not intend to time charter-in any vessels into our fleet in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presentation of management's discussion and analysis of results of operations and financial condition should be read in conjunction with our combined financial statements, accompanying notes thereto and other financial information, as well as our unaudited condensed combined financial statements and accompanying notes appearing elsewhere in this registration statement.  You should also carefully read the following discussion with "Risk Factors," "The International Tanker Industry," "Forward-Looking Statements" and "Selected Financial and Other Data." The combined financial statements as of and for the years ended December 31, 2008 and 2007 have been prepared in accordance with IFRS as issued by the IASB and the unaudited condensed combined financial statements as of September 30, 2009 and for the periods ended September 30, 2009 and 2008 have been prepared in accordance with IAS 34. The combined financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this registration statement are at the rate applicable at the relevant date, or the average rate during the applicable period.

OVERVIEW

We are Scorpio Tankers Inc., a company incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by members of the Lolli-Ghetti family and manages their shipping interests.  We provide seaborne transportation of crude oil and other petroleum products worldwide. On October 1, 2009, (i) Simon transferred to Scorpio Tankers Inc. three operating subsidiary companies, which own the vessels in our initial fleet; (ii) Liberty Holding Company Ltd., or Liberty, became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) Scorpio Tankers Inc. became a wholly-owned subsidiary of Scorpio Owning Holding Ltd.  Liberty's operations include the Scorpio Group's drybulk carriers, logistics operations in Southeast Asia, ownership of an offshore floating terminal, vessel pools, chartered-in vessels and interests in joint ventures and investments.

Our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which has been involved in shipping since the early 1950s through the Italian company Navigazione Alta Italia, or NAI.  The Lolli-Ghetti family owns and controls the Scorpio Group, which includes Simon, which prior to this offering was our ultimate parent company and controlling party; Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively; Liberty Holding Company Ltd., or Liberty, which provides us with administrative services; and other affiliated entities. Our President, Mr. Robert Bugbee, also has a senior management position at Scorpio Group, and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, which was a publicly traded shipping company.

We own and operate three Panamax tanker vessels, which we refer to as our initial fleet, that have an average age of 6.5 years as of January 1, 2010.  As noted above, we acquired the vessels in our initial fleet from entities affiliated with our founder, Chairman and Chief Executive Officer and other members of the Lolli-Ghetti family, in exchange for all of our common shares.

Our historical combined financial statements have been prepared on a carve-out basis from the financial statements of Liberty Holding Company Ltd..  These carve-out financial statements include all assets, liabilities and results of operations of our three vessel-owning subsidiaries, formerly subsidiaries of Liberty Holding Company Ltd., for the periods presented.  The other financial information included in this prospectus represents the aggregated financial information of the operations of our three vessel-owning subsidiaries.

We anticipate additional opportunities to expand our fleet through acquisitions of tankers, and we believe that recent downward pressure on tanker values will present attractive investment opportunities to ship operators that have the necessary capital resources.  We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners with shipyard contracts.  The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms.

OUR CHARTERS

We generate revenues by charging customers for the transportation of their crude oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or "spot," market rates; and

•
Time charters, whereby vessels we operate and are responsible for crewing and other voyage expenses are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter

Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating costs (3)	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay

(1)	"Hire rate" refers to the basic payment from the charterer for the use of the vessel.

(2)	Defined below under "Glossary of Shipping Terms."

(3)	Defined below under "— Important Financial and Operational Terms and Concepts."

(4)	"Off-hire" refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydocking.

Upon the closing of this offering, one of our vessels, Venice, will be in the Scorpio Panamax Tanker Pool,  The majority of the vessels in the Scorpio Panamax Tanker Pool trade in the spot market. The two other vessels, Noemi and Senatore, are currently chartered to customers under fixed-rate long-term time charter contracts that, as of January 1, 2010, have remaining durations of approximately 24 and nine months, respectively.

For more information on our charters, please read "Business – Our Initial Fleet" and "–Our Customers."

IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues.  Vessel revenues primarily include revenues from time charters and pool revenues. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter and vessels in pools. Revenues from vessels in pools  are more volatile, as they are typically tied to prevailing market rates.

Vessel operating costs.  We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crews and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read "Drydocking" below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Additionally, these costs include technical management fees charged by SSM. Historically, our fees under technical management arrangements with SSM were under management agreements with other Scorpio Group entities, which are related parties of ours. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus. Prior to the closing of this offering, we entered into a technical management agreement with SSM. Under this agreement, SSM will provide us technical services. We will pay market-based fees for this service which we believe are customary for the tanker industry.

Drydocking.  We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation.  Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time Charter Equivalent Rates.   Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

Revenue Days.  Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

Average Number of Vessels.  Historical average number of vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

Contract of Affreightment.  A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship's operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Commercial Pools.  To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. As of September 30, 2009, one of our vessels participates in the Scorpio Panamax Tanker Pool. For more information on the pool, please read "Business – Our Initial Fleet – Scorpio Panamax Tanker Pool Agreement." and "– Our Customers."

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•
Our voyage revenues are affected by cyclicality in the tanker markets.  The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. If we choose to pay dividends in the future, this will, from period to period, affect the cash available to pay such dividends. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM's outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic and political conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

•
Tanker rates also fluctuate based on seasonal variations in demand.  Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by Liberty Holding Company Ltd.'s vessels have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in the fiscal quarters ended March 31 and December 31.

•
Our general and administrative expenses will be affected by the commercial management, and administrative services agreements we have entered into with SCM and Liberty Holding Company Ltd., respectively, and costs we will incur from being a public company.  Historically, we incurred management fees for commercial and administrative management under management agreements with other Scorpio Group entities, which are related parties of the Company.  Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods.  Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus.

Prior to the closing of this offering, we entered into a commercial management agreement with SCM.  We also entered into an administrative services agreement with Liberty Holding Company Ltd., or our Administrator. Under these agreements, SCM provides us with commercial services and our Administrator provides us with administrative services.  We pay market-based fees under our commercial management agreement, which we believe is customary for the tanker industry. We will reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We will also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.  Our historical general and administrative management fees are estimates of the value of the general and administrative services provided by Scorpio Group affiliates to Scorpio Tankers. These fees may not be equivalent to a market-based fee and, thus, our historical general and administrative expenses may not reflect what we will incur in the future. As a result of changes to our commercial management agreements agreed upon in December 2009, the Company estimates that its commercial management fees in 2010 will increase by $0.3 million.  The new technical and administrative services agreements were negotiated at rates similar to the rates under the previous agreements and therefore the Company expects there will be no additional impact on the results of operations in future periods for technical and administrative management services. In addition, we will incur additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to shareholders and SEC filings, investor relations, New York Stock Exchange fees and tax compliance expenses.

RESULTS OF OPERATIONS

Vessel revenue in our combined income statements represents time charter equivalent revenues (TCE).  Revenues and TCE is the same for us because our vessels are employed on time charter contracts or in a pool.  When a vessel is on time charter, the customer pays us the contract revenue, and the customer is responsible for all of the voyage expenses.  When a vessel is in a pool, the pool pays us the vessel's allocated earnings within the pool, which we record as revenue, and the pool is also responsible for the voyage expenses.  The vessel's allocated earnings in the pool are reduced to reflect the commercial management fee charged by SCM, the pool manager.

Shipowners base economic decisions regarding the deployment of their vessels upon actual and anticipated TCE rates, and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer usually pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable.

The following tables separately present  the operating results of Scorpio Tankers for the nine months ended September 30, 2009 and 2008 and for the years ended December 31, 2008 and 2007. We only have one segment since all of our vessels are Panamax tankers and trade in the international shipping market.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2008

	For the Nine Months
	Ended September 30,			Percentage
	2009	2008	Change	Change

Vessel revenue	$21,752,091	$28,914,996	$(7,162,905)	(25%)
Charterhire	(3,163,485)	(4,104,081)	940,596	23%
Vessel operating costs	(6,397,434)	(6,535,389)	137,955	2%
Depreciation	(5,155,675)	(4,883,150)	(272,525)	(6%)
General and administrative expenses	(304,404)	(491,699)	187,295	38%
Impairment	(4,511,877)	-	(4,511,877)	-
Interest expense - bank loan	(590,372)	(1,353,682)	763,310	56%
Gain (loss) on derivative financial instruments	87,548	(455,446)	542,994	119%
Interest income	4,754	28,672	(23,818)	(83%)
Other expense, net	(10,925)	(27,614)	16,689	60%
Net Income	$1,710,221	$11,092,607	$(9,382,386)	(85%)

Net Income.  Net Income for the nine months ended September 30, 2009 was $1.7 million, a decrease of $9.4 million, or 85%, when compared to net income of $11.1 million for the nine months ended September 30, 2008.  The differences between the two periods are discussed below.

Vessel revenue.  Revenue was $21.8 million for the nine months ended September 30, 2009, a decrease of $7.2 million, or 25%, from the revenue of $28.9 million for the nine months ended September 30, 2008.  The following table summarizes our revenue:

	For the Nine Months
	Ended September 30,
	2009	2008	Change
Owned vessels:
Time charter revenue	$12,664,375	$13,694,412	$(1,030,037)
Pool revenue	6,089,354	10,279,439	(4,190,085)
Time chartered-in vessels:
Pool revenue	2,998,360	4,941,145	(1,942,785)
TOTAL	$21,752,090	$28,914,996	$(7,162,906)

The reduction in the time charter revenue of $1.0 million or 7.5% was primarily the result of Noemi and Senatore both being drydocked in 2009.  Noemi was drydocked in August 2009 (off-hire for 23 days), which reduced revenue by $0.6 million, and Senatore was drydocked in May 2009 (off-hire for 14 days), which was reduced revenue by $0.4 million.  Noemi and Senatore were employed on time charters that began in 2007 for the nine months ended September 30, 2009 and 2008.

The reduction of the pool revenue for the owned vessel Venice of $4.2 million or 41% was due to a decrease in the spot market rates.  The majority of the vessels in the Scorpio Panamax Tanker Pool operate in the spot market.

The reduction of the pool revenue for a time chartered-in vessel of $1.9 million, or 39%, was due to a decrease in spot market rates, which resulted in a decrease in the pool rates, and five less operating days for the period in 2009. In May 2008, we time chartered-in a vessel until May 2009.  The vessel operated in the Scorpio Panamax Tanker Pool.

Charterhire.   Charterhire expense of $3.2 million for the nine months ended September 30, 2009 decreased $0.9 million, or 23%, from $4.1 million for the nine months ended September 30, 2008.  The decrease was due to the profit and loss arrangement included in the charterparty and five less operating days in 2009.  The vessel was chartered-in by the Company from May 29, 2008 to May 1, 2009 at $26,750 per day plus a 50% profit and loss arrangement where we agreed to pay 50% of the vessel's earnings in the pool above the daily charterhire rate, and we would receive 50% of the vessels earnings in the pool below $26,750 per day.   For nine months ended September 30, 2009, we recorded a reduction in the charterhire expense of $17,000 because the vessel's earnings in the pool were less than $26,750 per day.  For the nine months ended September 30, 2008, we recorded an increase in the charterhire expense of $837,000 because the vessel's earnings in the pool were more than $26,750 per day.

Vessel operating costs.   Vessel operating costs for the owned vessels of $6.4 million for the nine months ended September 30, 2009 decreased $0.1 million, or 2%, from $6.5 million for the nine months ended September 30, 2008.  There were no significant changes in vessel operating costs.

General and administrative expense. General and administrative expense, which includes the commercial management and administrative fees, of $0.3 million for the nine months ended September 30, 2009, decreased $0.2 million or 38% from $0.5 million for the nine months ended September 30, 2008. This decrease in 2009 primarily resulted from the reduction in the administrative fees charged by the provider.

Depreciation. Depreciation and amortization expense of $5.2 million for the nine months ended September 30, 2009 increased $0.3 million, or 6%, from $4.9 million for the nine months ended September 30, 2008.  The increase in depreciation expense was primarily due to a change in the estimated residual value due to changes in scrap rates since September 30, 2008. See discussion of this change in estimate in Note 2 to the interim unaudited condensed combined financial statements included elsewhere in this prospectus.

Impairment. As of September 30, 2009, we evaluated the carrying amounts of our vessels due to reductions in vessel values and determined that two of our vessels were impaired, the Noemi and Senatore, both built in 2004.  We wrote down the net book value of the vessels to their recoverable amount, being fair value less cost to sell.  We determined the fair value of each vessel  by adding (i) the charter free market value of the vessel to (ii) the discounted value of each vessel's time charter, which is the difference between each vessel's time charter contracted rate and the market rate for a similar type of vessel with a similar contracted duration. In determining the charter free market value, the company took into consideration the estimated valuations provided by an independent ship broker. As a result of the test, the Company determined that the fair value of the vessel was below the carrying value.  This resulted in an impairment loss of $4,511,877 for Noemi and Senatore.

Interest expense - bank loan.  Interest expense -bank loan was $0.6 million for the nine months ended September 30, 2009, a decrease of $0.8 million or 56% from $1.4 million for the nine months ended September 30, 2008. The decrease in interest expense was primarily due to a reduction in LIBOR and a decrease in the principal outstanding during the periods of the 2005 Credit Facility, which we intend to fully repay using the proceeds of this offering.  The average interest rate including margin decreased to 1.85% for the nine months ended September 30, 2009 from 3.89% for the nine months ended September 30, 2008.  The average principal for the nine months ended September 30, 2009 and 2008 was $42.1 million and $45.6 million, respectively.

Gain (loss) on derivative financial instruments. Gain (loss) on derivatives from our interest rate swap, which consists of realized and unrealized gains and losses, was a gain of $0.1 million for the nine months ended September 30, 2009; there was an unrealized gain of $0.7 million offset by a realized loss of $0.6 million.  For the nine months ended September 30, 2008, there was a loss on derivatives of $0.5 million, which was from an unrealized loss of $0.2 million and a realized loss of $0.3 million.  The unrealized gains and losses reflect the adjustment of the market value of the swap (the contract rate versus the current market rate).  The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR).

Interest income.  Interest income was $4,754 for the nine months ended September 30, a decrease of $23,918 or 83% from the $28,672 for the nine months ended September 30, 2008.  The decrease was primarily due a reduction in interest rates for our cash deposits and reduction in the cash balance.

Other expense, net.  Other expense, net was a loss of $10,925 for the nine months ended September 30, 2009, and a net loss of $27,614 for the nine months ended September 30, 2008.  This change was primarily the result of a change in foreign currency gains and losses..

FOR THE YEAR ENDED DECEMBER 31, 2008 COMPARED TO THE YEAR ENDED DECEMBER 31, 2007

	For the Year Ended December 31,
	2008	2007	Change	Percentage Change

Vessel revenue	$39,274,196	$30,317,138	$8,957,058	30%
Charterhire	(6,722,334)	-	(6,722,334)	-
Vessel operating costs	(8,623,318)	(7,600,508)	(1,022,810)	(13%)
Depreciation	(6,984,444)	(6,482,484)	(501,960)	(8%)
General and administrative expenses	(600,361)	(590,773)	(9,588)	(2%)
Interest expense - bank loan	(1,710,907)	(1,953,344)	242,437	12%
Loss on derivative financial instruments	(2,463,648)	(1,769,166)	(694,482)	(39%)
Interest income	35,492	142,233	(106,741)	(75%)
Other expense, net	(18,752)	(9,304)	(9,448)	(102)%
Net Income	$12,185,924	$12,053,792	$132,132	1%

Net Income.  Net Income for the year end December 31, 2008 was $12.2 million, an increase of $0.1 million or 1% when compared to net income of $12.1 million for the year ended December 31, 2007.  The differences between the two years are discussed below.

Vessel revenue. Revenue was $39.3 million for the year ended December 31, 2008, an increase of $9.0 million from the revenue of $30.3 million for the year ended December 31, 2007.  The following table summarizes our revenue:

	For the Years Ended
	December 31,
	2008	2007	Change
Owned vessels:
Time charter revenue	$18,293,963	$10,557,524	$7,736,439
Pool revenue	13,201,424	19,759,614	$(6,558,190)
Time chartered-in vessel:
Pool revenue	7,778,809	-	7,778,809
	$39,274,196	$30,317,138	$8,957,058

The increase in time charter revenue of $7.7 million or 73% was the result of:

•	Noemi being on time charter for all of 2008 and only 344 days in 2007, an increase of $0.5 million.

•	Senatore being on time charter for all of 2008 and only 89 days in 2007, an increase of $7.2 million.

The reduction of pool revenue for the owned vessels of $6.6 million or 33% was due to:

•	Senatore operating in the pool for 276 days in 2007 and zero days in 2008, a decrease of $8.1 million.

•	Noemi operating in the pool for 21 days in 2007 and zero days in 2008, a decrease of $0.6 million.

The reduction in the number of days for the owned vessels in the pool (366 in 2008 and 662 in 2007) was partially offset by an increase of $2.2 million (20%) in 2008 from Venice's revenue from the pool.  The vessel was in the pool for both years.  The 20% increase in Venice's revenue was due to higher rates in the spot market.  The majority of the vessels in the Scorpio Panamax Tanker Pool operated in the spot market.

The increase of the pool revenue for the time chartered in-vessel of $7.8 million was due to a vessel being time chartered-in from May 29, 2008 until May 1, 2009.  The vessel operated in the Scorpio Panamax Tanker Pool.

Charterhire.  Charterhire expense for the year ended December 31, 2008 was $6.7 million.  There was no charterhire expense in 2007 since we did not charter in any vessels during 2007.  The vessel was chartered in from May 29, 2008 to May 1, 2009.  The daily rate was at $26,750 per day plus a 50% profit and loss arrangement where (i) we agreed to pay 50% of the vessel's earnings above the daily charterhire rate and (ii) we received 50% of the vessel's earnings below $26,750 per day.  The profit sharing expense recorded during 2008 was $1.0 million.

Vessel operating costs.  Vessel operating costs for the owned vessels of $8.6 million for the year ended December 31, 2008 increased $1.0 million, or 13%, from $7.6 million for the year ended December 31, 2007.  The increase was primarily due to higher crew expenses, which included higher salaries and training expenses, and higher stores (e.g. lube oils).

General and administrative expenses. General and administrative expenses of $0.6 million for the year ended December 31, 2008 was similar to the expense for the year ended December 31, 2007.

Depreciation.  Depreciation and amortization expense of $7.0 million for the year ended December 31, 2008 increased $0.5 million or 8% from $6.5 million for the year ended December 31, 2007.  The increase in depreciation expense was primarily due to a change in the estimated residual value due to changes in scrap rates in the period. See discussion of this change in estimate in Note 4 to the audited combined financial statements included elsewhere in this prospectus.

Interest expense – bank loan.  Interest expense-bank loan was $1.7 million for year ended December 31, 2008, a decrease of $0.25 million or 12% from $1.95 million for the year ended December 31, 2007. The decrease in interest expense was primarily due to a reduction in LIBOR and a decrease in the outstanding principal.  The average interest rate including margin decreased to 3.71% for the year ended December 31, 2008 from 6.05% for the year ended December 31, 2007.  The average principal outstanding for the years ended December 31, 2008 and 2007 was $45.2 million and $48.8 million, respectively.

Loss on derivative financial instruments.  Loss on derivatives from our interest rate swap, which consists of realized and unrealized losses, was a loss of $2.5 million for the year ended December 31, 2008; there was an unrealized loss of $2.1 million and a realized loss of $0.4 million.  For the year ended December 31, 2007, there was a loss on derivatives of $1.8 million, which was from an unrealized loss of $1.3 million and a realized loss of $0.5 million.  The unrealized gains and losses reflect the adjustment of the market value of the swap (the contract rate versus the current market rate).  The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR).

Interest income.  Interest income was $35,492 for the year ended December 31, 2008, a decrease of $106,741 or 75% from $142,233 for the year ended December 31, 2007.  The decrease was primarily due a reduction in interest rates for our cash deposits.

Other expense, net.  Other expense net, was a loss of $18,752 and $9,304 for the years ended December 31, 2008 and 2007, respectively.  The increase in the loss of $9,448 or 102% was primarily due to a change in foreign currency losses.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessel operations, particularly cash flows from our two vessels on time charter.  Time charters provide contracted revenue that reduces the volatility (rates can fluctuate within months) and seasonality (rates are generally stronger in first and fourth quarters of the year) from vessels that operate in the spot market.  Our third vessel operates in the Scorpio Panamax Tanker Pool.  The Pool reduces volatility because (i) it aggregates the revenues and expenses of all pool participants and distributes net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter.  We believe these cash flows from operations will be sufficient to meet our existing liquidity needs for the next 12 months.

As of September 30, 2009, our cash balance was $0.5 million, which is down from our cash balance of $3.6 million as of December 31, 2008.  This reduction was due in part to a dividend of $8.7 million paid during the nine months ended September 30, 2009.  We also paid a dividend of $18.8 million in 2008.

Our long-term liquidity needs are comprised of our debt repayment obligations for our 2005 Credit Facility, which we intend to fully repay using the proceeds of this offering, (discussed below) and future drydock expenses.  As of September 30, 2009, the outstanding balance on this loan was $40.7 million with $3.6 million due within the next 12 months.  The loan was drawn down in May 2005, matures in May 2015, and is secured by the Noemi and Senatore.

[DISCUSSION OF NEW CREDIT FACILITY TO BE INCLUDED IN LATER SUBMISSION]

Included in our current liabilities on our Combined Balance Sheet as of September 30, 2009 is a shareholder payable of $19.3 million, and a related party payable owed to a subsidiary of Simon Financial Limited of $27.4 million. The related party payable is repayable upon demand, non-interest-bearing and unsecured. The shareholder payable is owed to Simon. Historically, the Company and the shareholder transferred cash depending on the need of each entity and the excess cash available. The shareholder payable is non-interest-bearing and unsecured. These outstanding balances as of November 18, 2009 of $46.3 million were converted to equity as a capital contribution. See our pro forma balance sheet as of September 30, 2009 which is included in our unaudited condensed combined financial statements elsewhere in this prospectus.

Since two of our vessels were in drydock in 2009 and the third received an underwater survey in 2009, we do not anticipate any vessels in our current fleet requiring drydocking within the next 12 months.

We plan on using the net proceeds from this offering, after repayment of our 2005 Credit Facility, and after assessing any working capital and other general corporate expense needs, to purchase vessels that meet our strategic goals, and we may also use debt facilities to finance any purchase of vessels. Since we operate in capital intensive industry, we will be limited in our ability to purchase vessels if we are not able to issue equity or use debt financing.

Cash Flows

The table below summarizes our sources and uses of cash for the periods presented:

	For the Year Ended		For the Nine Months Ended
	December 31,		September 30,
	2008	2007	2009	2008
Condensed Cash Flows
Provided (Used) By:
Cash Provided by Operating Activities	$24,837,892	$5,830,773	$8,234,113	$12,812,237
Cash Used by Investing Activities	-	-	-	-
Cash Used by Financing Activities	(22,384,000)	(10,693,500)	(11,361,000)	(12,127,000)

For the Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008

Cash provided by operating activities

Net cash provided by operating activities was $8.2 million for the nine months ended September 30, 2009, which was a decrease of $4.6 million from the nine months ended September 30, 2008.  The primary reasons for the decrease were (i) lower revenues from the vessels in the pool ($6.1 million), (ii) 37 off-hire days for two of the vessels that were in drydock during 2009 ($1.0 million); and (iii) drydock payments for two of our vessels that were performed in 2009 ($1.3 million). These reductions were partially offset by a (i) decrease in the charterhire expense ($0.9 million), and (ii) changes in other assets and liabilities ($2.1 million).

Cash used by investing activities

There was no cash used in investing activities for any of the periods shown.

Cash used by financing activities

Cash used by financing activities was $11.4 million for the nine months ended September 30, 2009, which was $0.7 million less than the cash used for the nine months ended September 30, 2008.  This decrease was due to a reduction in dividends paid of $0.7 million ($8.7 million in the nine months ended September 30, 2009 and $9.4 million in the nine months ended September 30, 2008).  During the nine months ended September 30, 2009 and 2008, we made scheduled principal payments on our debt of $2.7 million.

For the Twelve Months Ended December 31, 2008 Compared to the Twelve Months Ended December 31, 2007

Cash provided by operating activities

Net cash provided by operating activities was $24.8 million for the year ended December 31, 2008, which was an increase of $19.0 million from the year ended December 31, 2007.  Changes in operating cash flows before movements in working capital resulted in a net inflow of $1.4 million. The remaining changes in operating cash flows were due to changes in assets and liabilities.  The primary reasons for the increase were (i) a decrease in cash payments of $8.4 million to a related party ($8.4 million was paid in 2007 and none in 2008), (ii) an increase in net cash from the shareholder of $10.8 million (a net payment of $8.2 million was made in 2007 and a net receipt of $2.6 million in 2008); (iii) a decrease in receipts of accounts receivable of $2.0 million due to collection of receivables; and (iv) an increase in changes in other assets and liabilities of $0.3 million.

Cash used by investing activities

There was no cash used in investing activities for any of the periods shown.

Cash used by financing activities

Cash used by financing activities was $22.4 million for the year ended December 31, 2008, which was an increase of $11.7 million from the cash used by financing activities for the year ended December 31, 2007.  This change was due to an increase of $11.7 million in dividends paid ($18.8 million for the year ended December 31, 2008 and $7.1 million for the year ended December 31, 2007).  During the years ended December 31, 2008 and 2007, we made scheduled principal payments on our debt of $3.6 million.

Long-Term Debt Obligations and Credit Arrangements

2005 Credit Facility

Two of our wholly-owned subsidiaries, Senatore Shipping Company Limited and Noemi Shipping Company Limited, are joint and several borrowers under a loan agreement dated May 17, 2005, or the 2005 Credit Facility, entered into with The Royal Bank of Scotland plc, as Lender, which is secured by, among other things, a first preferred mortgage over each of Senatore and Noemi.  We intend to fully repay the 2005 Credit Facility using the proceeds of this offering. The initial amount of the 2005 Credit Facility was $56,000,000 and consists of two tranches, one for each vessel-owning subsidiary.  Each tranche is repayable in 40 consecutive quarterly installments of $450,000, plus a balloon payment of $10,000,000, to be made together with the 40th installment of each tranche.  The 2005 Credit Facility matures on May 18, 2015. The interest rate on the loan is 0.70% above LIBOR.  As of September 30, 2009, the outstanding balance was $40.7 million, with $3.6 million due within the next 12 months.  As of September 30, 2009, we were in compliance with all of our loan covenants.  We believe we will continue to meet our loan covenants as we expect the value of our vessels to exceed the amounts required by such covenants.

New Credit Facility

[DESCRIPTION OF NEW CREDIT FACILITY TO BE INCLUDED IN LATER SUBMISSION]

Interest Rate Swaps

As of September 30, 2009, we had one interest rate swap.  The notional value was $20.35 million, and the effective fixed interest rate was 4.79%.  The swap began in May 2005.  The notional balance reduces by $450,000 per quarter and expires in May 2015.

CAPITAL EXPENDITURES

Drydock

We do not plan to drydock any of our vessels within the next 12 months because (i) Noemi and Senatore were drydocked in 2009 for an aggregate cost of $1.6 million and 37 off-hire days, and (ii) Venice received an underwater survey in 2009.  The vessels are not scheduled to be drydocked until 2011 and 2012.

As our fleet matures and expands, our drydock expenses will likely increase.  Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs.  We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Dividends

We do not have immediate plans to pay dividends, but we will continue to assess our dividend policy.  In the future, our board of directors may determine it is in the best interest of the Company to pay dividends.

CONTRACTUAL OBLIGATIONS

The following table sets forth our total contractual obligations for our 2005 Credit Facility, which we intend to fully repay using the proceeds of this offering, as of September 30, 2009:

	in millions of $
	Less than	1 to3	3 to 5	More than
	1 year	years	years	5 years	Thereafter
Bank Loan	$3.6	$7.2	$7.2	$22.7	-
Bank Loan - Interest payments (1)	$1.2	$2.1	$1.6	$0.5	-
Related party payable (2)	$27.4	-	-	-
Shareholder payable (2)	$19.3	-	-	-

(1)
The interest expense on our loan is variable and based on LIBOR.  The payments in the above schedule were calculated using an interest swap rate of 2.31% plus a margin of 0.70%, which is the margin for the 2005 Credit Facility.

(2)
These payables were converted to equity as a capital contribution in December 2009; therefore, there is no remaining obligation for these facilities.  See Note 8 in combined financial statements for the year ended December 31, 2008 and Note 4 in combined financial statements for the nine months ended September 30, 2009.

(3)	[DISCUSSION OF NEW CREDIT FACILITY TO BE INCLUDED IN LATER SUBMISSION]

OFF-BALANCE-SHEET ARRANGEMENTS

As of September 30, 2009, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and is not for speculative or trading purposes. Currently, we are not using hedge accounting for our interest rate swaps.

Changes in the fair value of our interest rate swaps are either offset against the fair value of assets or liabilities through income. As of September 30, 2009, our outstanding floating rate debt was $40.7 million and the notional balance of the interest rate swap was $20.35 million.  As of December 31, 2008 the floating rate debt was $43.4 million, and the notional balance of the interest rate swap was $21.7 million.  Based on the floating rate debt at September 30, 2009, a one-percentage point increase in the floating interest rate would increase interest expense by $0.4 million per year.

The fair market value of our interest rate swaps was a liability of $2.0 million as of September 30, 2009, and $2.6 million as of December 31, 2008.

The following table presents the due dates for the principal payments of our floating rate debt and the notional balance reductions of our interest rate swaps:

	As of September 30, 2009 in millions of $
	Remaining		2011 to	2013 to
	2009	2010	2012	2014	Thereafter
Principal payments- floating rate debt	$0.9	$3.6	$7.2	$7.2	$21.8
Notional balance (1)	0.45	1.8	3.6	3.6	10.9

(1) We are not using hedge accounting for our interest rate swaps.

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that participate in pools that are concentrated in the spot market such as the Scorpio Panamax Tanker Pool. To reduce this risk, we have vessels that are on time charter contracts.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increases the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

CRITICAL ACCOUNTING ESTIMATES

In the application of the Company's accounting policies, which are prepared in conformity with IFRS as issued by the IASB, the Company is  required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, and revenues and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition

We currently generate all of revenue from time charters and pools. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters.  Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter.  Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

Vessel impairment

We evaluate the carrying amounts of our vessels to determine whether there is any indication that those vessels have suffered an impairment loss.  If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.  In assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired.

If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

As of September 30, 2009, we had two vessels (Noemi and Senatore) that were impaired.  The impairment charge was $4.5 million.  We did not have an impairment in prior years.

Vessel lives and residual value

The carrying value of each of our vessel represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives.  The estimated useful life of each vessel is 20 years from date of initial delivery from the shipyard. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the period end.

An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or estimated residual value would have the effect of increasing the annual depreciation charge. When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted to end at the date such regulations become effective. The estimated residual value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

We recognize drydock costs as a separate component of the vessels' carrying amounts and amortizes the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal.  We expect that our vessels will be required to be drydocked approximately every 30 to 48 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in undertaking the drydock.

THE INTERNATIONAL TANKER INDUSTRY

The information and data in this section, which relates to the international maritime transportation industry, has been provided by Fearnley Fonds ASA (or Fearnley), a Norwegian securities firm which is part of the Astrup Fearnley group, a Norwegian privately owned group which, among other sources, provides research and statistics to the maritime industry.  Fearnley based its analysis on information drawn from published and private industry sources.  These included in-house databases, including data from its affiliate Fearnresearch; the International Energy Agency (or IEA), an autonomous energy forum for 26 industrial countries; the Central Intelligence Agency (or CIA), an independent US government agency; Eurostat, the statistical office of the European Union; and the BP Statistical Review of World Energy June 2009.  Although data is taken from the most recently available published sources, these sources do revise figures and forecasts from time to time.

Industry overview

Overview

Tanker vessels are used to transport liquid cargoes, of which the most important cargoes (measured in terms of volume) are crude oil and refined oil products.  The total seaborne volume of oil and oil products amounted to about 2.4 billion tons in 2008, based on data from Fearnresearch.  Transportation of crude oil is the largest segment of the tanker market, accounting for about 75% of total transported volume on tankers, and reflects the global imbalance between oil producing regions and oil consuming regions.  Tanker vessels represent a relatively low cost, and highly flexible, means of bridging these imbalances.

Crude oil is normally transported over long distances from the production site to large refining facilities or receiving terminals.  Accordingly, to benefit from economies of scale, crude oil is typically carried on the largest vessels that fit the harbor facilities at loading and discharging ports.  Smaller vessels will typically be used for regional trades, or where the cargo is going into ports that are too small for the largest tankers.

Refined oil products have a more complex trading pattern than crude oil, reflecting the multitude of products carried and regional imbalances between refinery capacity and product demand.  Tankers used to carry refined oil products, called product carriers, are typically smaller than crude oil tankers, reflecting smaller trading lots and the need to load and discharge at smaller ports.

Types of tanker vessels

It is common in the tanker industry to distinguish vessels based on size.  Sizes are normally measured in terms of cargo capacity, measured in deadweight tons (or dwt).

The following vessel categories are normally used in the transportation of crude oil:

Category term	Typical cargo capacity	Typical use
ULCC, or Ultra Large Crude Carrier	350,000 dwt	Middle East Gulf to the United States and Europe
VLCC, or Very Large Crude Carrier	300,000 dwt	Middle East Gulf to the United States, Europe, and Asia; West Africa to the United States
Suezmax	150,000 dwt	West Africa to the United States and Asia
Aframax	110,000 dwt	Caribbean to the United States; Various regional trades

Tanker vessels smaller than Aframaxes will normally not be used to carry crude oil.  Instead, these smaller tankers will be used to carry refined oil products.

The following vessel categories are normally used in the transportation of refined oil products:

Category term	Typical cargo capacity	Typical use
LR2, or Long Range 2 product tanker (Aframax)	110,000 dwt	Middle East Gulf to Far East; Various regional trades
LR1, or Long Range 1 product tanker (Panamax)	75,000 dwt	Various regional trades
MR, or Medium Range product tanker	47,000 dwt	Transatlantic trade Various regional trades
Handysize product tanker	30,000 dwt	Short haul trades

Product tankers are normally distinguished into the "long range" segment and the "medium range" segments, often referred to as LR and MR tankers.  The difference in cargo capacity provides greater economies of scale for the LR tankers and more flexibility for MR tankers.

Since many refined oil products will be transported in smaller quantities, product tankers will often have segregations and advanced piping systems which allow for transportation of multiple cargoes, unlike the crude oil tankers which will only carry one single product.  A typical product tanker will have the ability to carry four to six different cargoes at any given time.

The cargoes carried by product tankers are mainly made up of refined oil products, which are transported from refineries to factories, importing terminals, and other user areas.  The cargo lots are typically between 10,000 to 80,000 tons.

Owing to the diversity of these products, the interior cargo holds will often require cleaning between each cargo to avoid contamination, and these smaller tankers will therefore normally have a coating (such as epoxy or zinc) to facilitate efficient cleaning procedures.

In addition to these "commodity" segments of the tanker market, which account for the majority of cargo volumes, there are various smaller specialty tanker segments that have different special requirements.  These include chemical tankers, parcel tankers, tankers for pressurized or liquefied gases, smaller coastal tankers, and barges.

The charter market

Rate determination

The tanker market is generally a highly competitive and transparent market, where vessel owners compete for charters, and where cargo owners compete for vessels.  The market is characterized by a high number of participants, with no single owner having a dominating market share.  Although charters may be entered into on private terms, most charters are fixed through the use of shipbrokers and reported through market channels available to the industry.

Rates will vary over time on the basis of long- and short-term supply and demand factors, and particularly on the amount of oil available for export from the Middle East region.  Historically, tanker rates have shown significant volatility.

Charters mainly fall into three categories: spot charters, time charters, and bareboat charters.

•
Spot charters are generally charters for a single voyage.  Since these charters are entered into on the basis of a prevailing market balance at a specific moment, this charter type offers potential for higher rates, but also carries the risk of lower rates or idle periods.

•
Time charters are generally charters for a given period, varying from months to several years.  Under a time charter, the vessel owner maintains the operation of the vessel against the payment of a fixed rate from the charterer.  The fixed rate is to cover the cost of operation, the cost of capital, and any profit to the owner.  A time charter will give stability and predictability for the vessel owner and the charterer, with less exposure to spot market trends.

•
Bareboat charters are leasing arrangements where the charterer assumes the operation of the vessel, and pays a fixed rate to the vessel owner.  This fixed rate is to cover the cost of capital and any profit to the owner, but not the cost of operation since this is borne directly by the charterer.  These charters tend to be longer than time charters, and may be likened to financial leasing arrangements.  Bareboat charters give an even higher degree of stability and predictability than time charters to the vessel owner, by transferring the risk of cost changes to the charterer.

Status of the tanker market

The spot tanker market began a period of strong rate levels from 2003/2004, as a result of increasing crude oil demand worldwide, and especially in China.  In addition, the supply growth of tankers remained fairly low both as a result of low deliveries of new vessels from shipyards and high scrapping of older vessels built in the 1970s.  Rates remained elevated through 2007.  During the early part of 2008 rates spiked, partly as a result of tanker vessels being taken out of trading for conversion to drybulk vessels (transporting iron ore and coal).  From late 2008 to late 2009, spot rates declined following reduced worldwide crude demand, and reached a trough in the second half of 2009.  After reaching this trough, rates have experienced a trend of gradual improvement.

The charts below illustrate tanker rates over the last decade for each main segment, divided between spot rates and time charter rates for 1-year time charters.  All rates have been converted into "time charter equivalent" rates, which is often done to facilitate comparison.

Crude Tanker 1-year Period Charter rate
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
USD/day
Jan.99
Jan.00
Jan.01
Jan.02
Jan.03
Jan.04
Jan.05
Jan.06
Jan.07
Jan.08
Jan.09
Jan.10
Suezmax
Aframax

Source: Fearnresearch

Vessel values

Newbuilding and second-hand markets

Shipowners can elect to purchase vessels in two distinct markets: either by placing newbuilding orders with a yard, or by purchasing vessels in the second-hand market.  There is a significant trade of second-hand vessels among market participants.  This trading is generally competitive and transparent, with trades and values being reported through industry media.

Newbuilding activity varies over time, as do newbuilding prices.  Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and newbuilding demand, raw material costs, freight markets and exchange rates.  From 2003 to 2007, high levels of new ordering were recorded across all sectors of shipping, and as a result, newbuilding prices increased significantly. However, since the freight markets declined in late 2008, new vessel ordering has come to almost a complete stop, which has made the assessment of newbuilding prices very difficult.  Nevertheless, based on the few contracts which have been reported, it is evident that prices for new ships have declined in line with the general downturn in rates.

The time from ordering a vessel until its delivery is normally 20 to 28 months, depending on available slots at the shipyards.  Therefore, the placement of a newbuilding order will be made in the context of the shipowner's expectations for a market into the future.

The purchase of vessels in the secondhand market provides an opportunity to generate revenue more immediately than through newbuildings.  Due to the opportunities to capture extraordinary markets, whenever these occur, the prices in the secondhand market may differ significantly from comparatively sized newbuildings.  In particular, this situation was seen in the first half of 2008 when shipowners were eager to acquire tonnage to immediately benefit from the rates at that time, and thus paid higher prices for modern secondhand tonnage than for newbuildings.

However, this situation changed quickly when the freight market fell and values for all types vessels declined steeply in the second half of 2008.  It should be noted that there were very few recorded sales in the second half of 2008 and 2009 after the significant market drop since the peak in the first half of 2008.  The trend in prices during this period can only be taken as an assessment.  Fearnley estimates that from mid-2008, ship values on modern vessels are down approximately 50% on average, and back to levels from late 2003.  However, the cost of ordering new ships has seen a lower decline at approximately 35%, partly as a result of overall increased costs at shipyards compared to the latest trough.

Value development for newbuildings and second-hand vessels

The following charts illustrate newbuilding and second-hand prices for selected tanker segments:

Tanker Second-hand values, 5-year old vessels
USDm
120
100
80
60
40
20
0
Jan.99
Jan.00
Jan.01
Jan.02
Jan.03
Jan.04
Jan.05
Jan.06
Jan.07
Jan.08
Jan.09
Jan.10
Suezmax
Aframax
LR1
MR Product

Source: Fearnresearch

As per February 2010, Fearnley estimates the following values for newbuilt vessels available for prompt delivery:

•	MR and Handysize product tankers: About USD 27 million;
•	LR1, or Panamax, product tankers: About USD 40-41 million; and
•	Aframax tankers: About 53 million.

Global oil demand and tanker demand

Overview

Demand for oil tankers is normally described in ton-miles, reflecting that the demand is made up of a volume element and a distance element.  The volume element is a function of world oil demand and supply, whereas the distance element depends on where the oil is produced and consumed.

Maritime transport is a means to compensate for regional imbalances, through imports and exports.  In certain regions, pipelines are used to transport oil, but in the global transportation this is generally regarded as more costly and more vulnerable than maritime transport.  For crude oil, the major importers are the US, Europe, and Asia, while the largest exporting region is the Middle East Gulf.  For refined oil products, the picture is more complex and is based on industrial factors as well as refinery factors and on trading opportunities.  The tables below give an overview of the importers and exporters of crude oil and refined oil products.

Petroleum Imports, m tonnes (2008)	Crude Imports	Of world total	Product imports	Of world total
Australasia	24.4	1%	19.2	3%
Canada	34.6	2%	13.8	2%
China	178.8	9%	39.0	5%
East & Southern Africa	25.4	1%	9.0	1%
Europe	542.2	28%	138.7	19%
Former Soviet Union		0%	7.1	1%
India	127.7	6%	22.0	3%
Japan	203.2	10%	41.0	6%
Mexico	2.0	0%	24.0	3%
Middle East	11.0	1%	9.7	1%
North Africa	16.4	1%	8.2	1%
Other Asia Pacific	231.0	12%	114.6	16%
S. & Cent. America	30.4	2%	41.4	6%
Singapore	54.5	3%	76.4	10%
US	487.2	25%	149.5	21%
West Africa	0.9	0%	13.5	2%
Unidentified*		0%	0.8	0%
Total World	1,969.9		727.9
Note: Bunkers/heavy fuel oil are not included as exports. Intra-area movements (for example, between countries in Europe) are excluded.
* Includes changes in the quantity of oil in transit, movements not otherwise shown, unidentified military use, etc.
Source: BP Statistical Review of World Energy, June 2009

Petroleum Exports, m tonnes (2008)	Crude Exports	Of world total	Product exports	Of world total
Australasia	13.7	1%	1.8	0%
Canada	96.4	5%	27.2	4%
China	3.7	0%	15.0	2%
East & Southern Africa	17.0	1%	0.8	0%
Europe	14.0	1%	83.5	11%
Former Soviet Union	311.3	16%	93.5	13%
India		0%	34.4	5%
Japan		0%	17.1	2%
Mexico	72.8	4%	7.2	1%
Middle East	895.0	45%	105.7	15%
North Africa	130.7	7%	30.8	4%
Other Asia Pacific	46.5	2%	70.1	10%
S. & Cent. America	123.8	6%	54.5	7%
Singapore	2.0	0%	74.0	10%
US	6.9	0%	87.7	12%
West Africa	223.0	11%	5.8	1%
Unidentified*	12.8	1%	18.9	3%
Total World	1,969.9		727.9
Note: Bunkers/heavy fuel oil are not included as exports. Intra-area movements (for example, between countries in Europe) are excluded.
* Includes changes in the quantity of oil in transit, movements not otherwise shown, unidentified military use, etc.
Source: BP Statistical Review of World Energy, June 2009

As an illustration of the importance of distances, a round trip for a VLCC from North Sea to North America is estimated by Fearnley to take about 23 days, while a round trip from Middle East to the same destination is estimated to take about 82 days.  Hence, the tanker demand generated by the North Sea based cargo represents only 28% of the tanker demand generated by the Middle East based cargo.  Changes in transportation patterns have in the past and could in the future impact tanker demand.

Oil demand

From 2000 to 2008 the world's primary energy consumption grew by 22% from 9,263 million to 11,295 million tons of oil equivalents, corresponding to an annualized growth of 2.5%, according to the BP Statistical Review of World Energy June 2009.  World's total energy consumption grew by 1.4% in 2008, which was below the trend seen since 2000.  Oil remains the dominant fuel, accounting for 34.8% of total energy consumption.   The number two and three energy sources are coal at 29.3% and natural gas at 24.1% of total consumption.

The long-term development in global oil demand is illustrated in the chart below.

Since 2000 to 2008 the world's oil demand has grown by 13% from 76.6 million barrels per day to 86.3 million barrels per day, corresponding to an annualized growth of 1.5%.  According to IEA oil demand fell by 0.2 million barrels per day or 0.2% to 86.3 million barrels per day in 2008 from the previous year.  For 2009, IEA estimates a decline in the world's oil demand of 1.3 million barrels per day to 84.9 million barrels per day.

For 2010, IEA estimates that world's oil demand will recover by 1.4 million barrels per day or 1.7%, which is above the average growth level from 2000 to 2008.

In 2008 and 2009, the decline in oil demand was driven by weaker demand in the OECD countries (countries that are members of the international Organization for Economic Co-Operation and Development), and especially in the US.  For 2010 the growth is expected to come from non-OECD areas, with China being among the countries having the highest expected growth.

Change in Oil Demand
(million barrels per day)
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009e
2010e
OECD
Non-OECD China
Other Non-OECD

Source: IEA, January 2010

There are significant differences in the energy intensity per capita in the different regions of the world.  As an example, the per capita consumption of oil equivalents in the South East Asia is less than 0.75 tons per year, while the similar figure for North America is more than 6 tons of oil equivalents.  These differences are illustrated in the following charts, reflecting overall and per capital oil consumption in some of the largest oil consuming nations.

With the highest GDP growth currently taking place in economies in South East Asia, there are likely to be industrial and demographical changes (such as sharply increasing sales of private automobiles) which will contribute to increasing energy intensity in large economies in Asia, particularly in China.

Oil supply

The majority of the oil is produced in the Middle East.  Saudi Arabia, Iran, Iraq, UAE, Kuwait and Qatar accounted for about 24% of the world's oil production in 2008, according to IEA (report as of October 2009).  The majority of this oil is transported at sea to consuming areas like North America, Europe and the Far East.

At the end of 2008 the Middle East had approximately 60% of the world's total proved reserves of oil.

According to the BP Statistical Review of World Energy, current global proved reserves compared to annual production gives a reserve-to-production (R/P) ratio of 42 years on a worldwide basis.  However, there are significant regional differences, with the Middle East having an R/P of more than 75 years while North America and Asia Pacific have an R/P of around 15 years.

The world's proved oil reserves and reserves-to-production ratios by region are illustrated in the map below, with data based on the BP Statistical Review of World Energy.

Demand for crude oil tankers

Historically seaborne volume (in tons) has grown by an average of 2.6% per annum from 1990 to 2008, ranging between -1.9% to +6.3% per annum.  According to Fearnresearch, the total shipped volume is expected to decline by 6.4% year-on-year to 1,685 million tons in 2009.  For 2010, Fearnresearch expect an increase in volumes transported at sea of 4.0% year-on-year to 1,752 million tons.

Looking at demand in terms of ton-miles, the average growth has been 2.6% from 1990 to 2008, ranging from -2.8% to +9.2%.  For 2009, Fearnresearch has estimated a decline in seaborne trade in ton-miles of 6.9% year-on-year to 8,660 billion ton-miles.  For 2010, Fearnresearch expects an increase in demand of 4.5% year-on-year to 9,050 billion ton-miles.

Refined product demand

Compared to crude oil transportation, demand for seaborne product tankers depends on additional factors such as regional refinery product output and consumption (shortfall or surplus of certain products), pricing differences in various regions, inventory levels and relative capacity utilization and profitability of refineries in various regions.  Other factors such as extreme weather conditions can also temporarily affect refinery output and thereby require higher imports of refined oil products for a period of time; for example, hurricanes in the Gulf of Mexico have from time to time caused refinery shutdowns and resulted in temporarily increased import requirements to the United States.

Refined oil products can broadly be classified as light distillates, middle distillates, fuel oils or other products:

•	"light distillates" consist of aviation and motor gasoline, and light distillate feedstock;

•	"middle distillates" consist of jet and heating kerosenes, and gas and diesel oils;

•	"fuel oils" include marine bunkers and crude oil used directly as fuel; and

•	"other products" include of refinery gas, LPG, solvents, petroleum coke, lubricants etc.

The regional differences in demand for each product segment create a transportation need and thus demand for product tankers.  Contrary to trade flows of crude oil where tankers generally carry oil on the outbound segment of the voyage and return empty, or ballast, to pick another cargo, product tankers operate on more complex trade routes, such as triangulations, giving opportunities for higher vessel utilization.  These trade routes may be generated by long-term factors such as product imbalances, or by short-term factors such as trading opportunities or temporary price differences.

According to the BP Statistical Review of World Energy June 2009, refined oil product demand in North America totaled 23.8 million barrels per day.  Of this total, the demand for light distillates was 10.9 million barrels per day, corresponding to 46% of total product demand.  Demand for middle distillates were 6.9 million barrels per day, or 29% of total demand.  By comparison, demand for light distillates in Europe was only 21% of the total product demand (3.4 million barrels per day of total demand 16.1 million barrels per day).  This is partly a reflection of a higher portion of diesel fueled cars in Europe compared to North America, and thereby less demand for motor gasoline and corresponding higher demand for diesel.  This in turn creates transportation of surplus gasoline from Europe to North America and surplus diesel fuel from North America to Europe.

Regional consumption	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
'000 barrels per day
North America
Light distillates	9,849	9,998	10,106	10,211	10,523	10,675	10,979	11,020	11,131	11,205	10,857
Middle distillates	6,450	6,628	6,811	6,812	6,655	6,861	7,133	7,249	7,297	7,318	6,924
Fuel oil	1,506	1,415	1,518	1,411	1,209	1,271	1,340	1,396	1,055	1,082	946
Others	4,869	5,245	5,112	5,137	5,278	5,243	5,446	5,359	5,420	5,425	5,026
Total North America	22,674	23,286	23,548	23,571	23,665	24,050	24,898	25,023	24,904	25,030	23,753
Europe
Light distillates	4,315	4,314	4,194	4,086	4,025	3,923	3,875	3,764	3,615	3,491	3,365
Middle distillates	6,630	6,690	6,734	6,991	6,934	7,137	7,347	7,595	7,853	7,763	7,937
Fuel oil	2,195	2,093	1,967	1,986	1,995	1,952	1,888	1,855	1,773	1,667	1,633
Others	2,950	2,948	3,050	3,056	3,117	3,158	3,221	3,298	3,273	3,137	3,179
Total Europe	16,090	16,045	15,946	16,120	16,071	16,170	16,331	16,513	16,514	16,058	16,114
Asia-Pacific
Light distillates	5,201	5,486	5,636	5,771	6,021	6,283	6,644	6,781	6,826	7,147	7,196
Middle distillates	7,234	7,678	7,813	7,968	8,108	8,246	8,774	9,030	9,089	9,151	9,496
Fuel oil	3,657	3,713	3,675	3,481	3,402	3,547	3,558	3,552	3,632	3,614	3,403
Others	3,467	3,624	3,949	4,005	4,331	4,526	4,923	4,921	5,073	5,364	5,244
Total Asia Pacific	19,559	20,501	21,073	21,225	21,863	22,601	23,899	24,283	24,620	25,277	25,339

Source: BP Statistical Review of World Energy, June 2009

In 2008, the world's petroleum product consumption was 84.5 million barrels per day, according to the BP Statistical Review of World Energy June 2009.  From 1998 to 2003 the world's production increased by 7.4%, while it increased by 6.8% from 2003 to 2008.  North America has been the major consumer of petroleum products, and currently accounts for 28.1% of total world consumption or 23.8 million barrels per day.  From 1998 to 2003, the consumption in this region grew by 6.1%, while in the following five year period from 2003 to 2008 the consumption has decreased by 1.2%.  The growth in Asia-Pacific region has been very strong with a growth of 15.6% from 1998 to 2003, and increased by another 12.1% the following five year period.  Currently this region accounted for 30.0% of total consumption.  China has been the main driver within this region with volumes growing by 37.8% over the last five years.

Regional consumption of petroleum products				2008 share	Change	Change
Thousand barrels daily	1998	2003	2008	of total	1998-2003	2003-2008

North America	22,674	24,050	23,753	28.1%	6.1%	-1.2%
S. & Cent. America	4,942	4,830	5,901	7.0%	-2.3%	22.2%
Europe	16,090	16,170	16,114	19.1%	0.5%	-0.3%
Former Soviet Union	3,741	3,745	4,045	4.8%	0.1%	8.0%
Middle East	4,258	5,138	6,423	7.6%	20.7%	25.0%
Africa	2,364	2,537	2,881	3.4%	7.3%	13.6%
Asia Pacific	19,559	22,601	25,339	30.0%	15.6%	12.1%
...of which China	4,228	5,803	7,999	9.5%	37.3%	37.8%
World	73,628	79,071	84,455	100.0%	7.4%	6.8%
Source: BP Statistical Review of World Energy June 2009

Refined product supply

Refinery capacity in 2008 totalled 88.6 million barrels per day, according to the BP Statistical Review of World Energy June 2009.  Total refinery capacity has been growing by 6.0% from 2003 to 2008.  The major refinery capacity is situated in North America and Europe and Eurasia, accounting for 52.0% of total capacity.  The major growth in refinery capacity has occurred in the Asia-Pacific region, especially in China, in the last five years.  China has been growing its refinery capacity by 41% from 2003 to 2008, and accounts for 8.7% of total capacity.

REFINERY CAPACITY				2008 share	Change	Change
Thousand barrels daily	1998	2003	2008	of total	1998-2003	2003-2008

North America	19,554	20,316	21,035	23.7%	3.9%	3.5%
S. & Cent. America	6,114	6,377	6,588	7.4%	4.3%	3.3%
Europe & Eurasia	25,261	25,063	25,086	28.3%	-0.8%	0.1%
Middle East	6,202	6,943	7,592	8.6%	11.9%	9.3%
Africa	2,846	3,171	3,228	3.6%	11.4%	1.8%
Asia Pacific	19,722	21,766	25,098	28.3%	10.4%	15.3%
...of which China	4,592	5,487	7,732	8.7%	19.5%	40.9%
World	76,699	83,635	86,627	100.0%	4.9%	6.0%
Source: BP Statistical Review of World Energy June 2009

Both the US and Europe are large exporters of petroleum products, despite having minimal crude oil exports.  The export of petroleum products from these regions, which according to the BP Statistical Review of World Energy June 2009 amounted to approximately 24% of total world petroleum products, can be explained by a refinery surplus of certain product types.  Such regional imbalances create demand for product tankers.

The map below provides an illustration of the main trading routes for refined oil products.  Volumes such as diesel from US to Europe, naphtha from the Far East to Europe and naphtha from the Middle East Gulf to Japan tend to be driven by pricing differences in the various markets, creating trading opportunities.  Volumes such as gasoline from Europe to US, naphtha from the Middle East Gulf to the Far East or intra-Asia gasoil volumes are mainly transported due to a permanent surplus/shortage of the products in the respective markets.  Other routes include a wide range of volumes being transported in the Mediterranean, naphtha from the Middle East Gulf to Europe and gasoil volumes from South Korea and Japan to the US West Coast.  The arrows illustrate only the main trades, and not the relative size of the trades.

Demand for product tankers

Product tanker demand has historically grown by an average of 2.6% per annum in volume terms since 1990.  Fearnresearch expects demand down 1.7% in volume terms for 2009, before a rebound of 7.0% for 2010.

Looking at demand in terms of ton-miles the average growth has been 3.6% per annum from 1990 to 2008, ranging from 1.5% to 7.0%.  For 2009, Fearnresearch expects a decline in seaborne trade in ton-miles of 0.2% year-on-year to 1,988 billion ton-miles.  For 2010, Fearnresearch expects an increase in demand of 5.3% year-on-year to 2,094 billion ton-miles.

Tanker vessel supply

Fleet overview

The supply side of the tanker market is determined by the existing fleet of tanker vessels, the pace of newbuilding deliveries from shipyards and scrapping/recycling of older vessels.  In addition, supply can be constrained by factors such as vessels being used for floating storage of crude oil or refined oil cargoes, congestion at loading or discharging ports and to a lesser extent extreme weather conditions.

The existing fleet of tankers numbers 4,499 vessels above 10,000 dwt, with a total capacity of 413 million dwt as per end of 2009, according to Fearnresearch.  The larger size segments such as ULCCs, VLCCs, Suezmaxes and Aframaxes, transporting mainly crude oil, consists of 1,737 vessels with a total capacity of 304 million dwt, or approximately 73% of the total tanker capacity.  The smaller segments Panamaxes, MRs and Handysize consist of 2,762 vessels of 111 million dwt capacity, making up the remaining 27% of tanker capacity.  An overview of the fleet is set out in the table below.

Category	Size in dwt		Vessels, no.	Total dwt	Average age
ULCC/VLCC	200,000	+	531	159	7.1
Suezmax	120 - 200,000		393	60	7.2
Aframax	85 - 120,000		813	86	6.5
Panamax	55 - 85,000		445	32	7.8
MR	25 - 50,000		1,664	70	7.1
Handysize	10 - 25,000		653	10	8.5
Total			4,499	416	7.1
Source: Fearnresearch

The average age of the total tanker fleet is approximately 7.1 years, with similar average age on the various size segments.  The economic useful life of tanker vessels depends on construction standards and maintenance, but can generally be estimated to around 25 years.

About 71% of the fleet, as measured in cargo capacity, is below 10 years.  About 6% of the fleet is above 20 years, which under normal conditions is potentially subject to scrapping.

The relatively young age of the current fleet reflects high ordering volumes in recent years, compared to the historical average.  The chart below provides an illustration of tanker ordering since the year 2000, showing particularly high ordering volumes in 2006-2007 and again in the second half of 2008.  Following the rapid rate decline in late 2008 until late 2009, ordering has been markedly lower.

The single hull fleet

Of the total existing fleet of 4,499 vessels there are 452 vessels of single-hull design, meaning only one layer of steel between the cargo and the ocean, and as such higher risk of oil spill in the event of a collision or other accident.  Due to this risk, more than 150 nations have adopted regulations proposed by the International Maritime Organization (or IMO) to ban single-hull design vessels from trading by the end of 2010.  Given that the single-hull vessels accounts for about 9% of the existing fleet, this scheduled phase-out will mitigate and offset a large part of the new vessels to be delivered over the next few years.

Tanker Fleet		Double-Hull		Double Side/Bottom		Single Skin		Total
Type	size dwt	# vessels	dwt mill.	# vessels	dwt mill.	# vessels	dwt mill.	# vessels	dwt mill.
VLCC/ULCC	200'+	447	135	5	1.5	79	21.7	531	158.5
Suezmax	120'-200'	360	55	10	1.5	23	3.4	393	59.9
Aframax	85'-120'	736	78	30	3.0	47	4.4	813	85.9
Panamax	55'-85'	382	28	20	1.3	43	2.8	445	31.8
MR	25'-50'	1,417	60	97	4.0	150	5.2	1,664	69.7
Handy	10'-25'	513	8	30	0.5	110	1.8	653	9.9
Total		3,855	364.7	192	11.7	452	39.4	4,499	415.7
% of total		86%	88%	4%	3%	10%	9%	100%	100%
Source: Fearnresearch

Construction of new vessels

According to Fearnresearch, the orderbook stands at about 118 million dwt as per end 2009, corresponding to about 28% of the existing fleet.  Over the next two years, Fearnresearch expects gross deliveries to be in the range 49-55 million dwt, which compares to a total of 47 million dwt delivered in 2009.

The following table sets forth the orderbook in the various segments of the tanker fleet, including the contracted year of delivery.

Tanker Orderbook		# vessels	dwt mill.	% of fleet	2919e	2011e	2012e	2013e	2014e
Type	size dwt				dwt mill.	dwt mill.	dwt mill.	dwt mill.	dwt mill.
VLCC/ULCC	200'+	178	55.3	35%	20.6	26.5	7.6	0.6
Suezmax	120'-200'	134	21.2	35%	9.8	7.3	2.8	1.3
Aframax	85'-120'	157	17.3	20%	10.5	6.4	0.4	0.1
Panamax	55'-85'	84	6.1	19%	3.2	2.8	0.1
MR	25'-50'	357	16.0	23%	9.4	5.3	1.1	0.1	0.1
Handy	10'-25'	101	1.6	16%	1.2	0.2	0.1
Total		1,011	117.6	28%	54.7	48.5	12.1	2.1	0.1
Source: Fearnresearch, as of end 2009

An orderbook of 28% is large in a historical context, and also in relation to the normal economic useful life of tankers which can normally be estimated to approximately 25 years.  The size of the orderbook therefore indicates that the fleet size could grow significantly over the next few years.  However, the orderbook should be seen in context with certain factors that could impact the amount of net fleet growth.  These factors include, in addition to the phasing out of the single-hull fleet through scrapping or conversions, the availability of financing to owners and ship yards, as well as slippage through delays from inexperienced ship yards, cancellations of orders, postponements of orders, etc.

The chart below illustrates historical and forecasted scrapping of tanker tonnage, with the high number forecasted for 2010 primarily being a reflection of the phasing-out of single-hull vessels.

Several ship yards have experienced challenges with meeting contracted delivery terms.  As much as approximately one-fifth of the orderbook has been placed with "greenfield" yards, or yards with limited construction experience.  The ability of these yards to complete orders in a timely manner remains uncertain.  Several yards have also experienced liquidity challenges from reduced order intake and a difficult financing environment, although some of this is mitigated by government aid to ship yards and owners, especially in Asia.  Several small and medium sized ship yards in South Korea and Japan were closed down in late 2008 and early 2009 from lack of financing.

According to data from Fearnresearch, delivery delays for tankers amounted to approximately 27% from January to December of 2009, meaning that actual deliveries were more than a quarter lower than initially forecasted at the beginning of the year.  Because inexperienced ship yards have contracted to build a disproportionate amount of smaller vessels, the delay has been higher, approximately 30%, in these segments.  Thus, it can be expected that actual deliveries of the remaining tankers on order will take place later than contracted, and that the net fleet growth in each period will be lower.  These delays, referred to as slippage, have not been material in the past.  However, with the large amount of orders placed at inexperienced ship yards over the last few years, slippage has become a much more significant factor in determining the fleet growth.  The slippage in tanker deliveries since 2006 is illustrated in the following chart.

Several owners with vessels on order have been interested in cancelling their orders, due to a decline in earnings and ship prices and limited financing availability.  Ship yards are less willing to accept such cancellations, but may have to do so if delays go beyond contracted dates.  Shipbuilding contracts normally allow owners to cancel the order if the vessel is not delivered within a set time frame, often 180 or 270 days, after the contracted delivery date.

The extent of such cancellations in the future is uncertain, as is the extent of postponement of contracts based on agreement between owners and yards.

BUSINESS

Our Company

We are Scorpio Tankers Inc., a company incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by members of the Lolli-Ghetti family and manages their shipping interests.  We provide seaborne transportation of crude oil and other petroleum products worldwide. On October 1, 2009, (i) Simon transferred to Scorpio Tankers Inc. three operating subsidiary companies, which own the vessels in our initial fleet; (ii) Liberty Holding Company Ltd., or Liberty, became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) Scorpio Tankers Inc. became a wholly-owned subsidiary of Scorpio Owning Holding Ltd.  Liberty's operations include the Scorpio Group's drybulk carriers, logistics operations in Southeast Asia, owning an offshore floating terminal, vessel pools, chartered-in vessels, and interests in joint ventures and investments.

We believe that recent downward pressure on tanker values will present attractive opportunities for ship operators that have the necessary capital resources.  Following the completion of this offering, we expect to have approximately $      million of available cash from the net proceeds of this offering, based on an assumed offering price of $    per share, which represents the midpoint of the price range set forth on the cover of this prospectus. Our intention is to use these proceeds first to fully repay the debt outstanding under our 2005 Credit Facility. Our 2005 Credit Facility, as of February 17, 2010 has debt outstanding of $38.9 million, has an interest rate of 0.70% above LIBOR, was originally scheduled to mature on May 18, 2015, and the proceeds of this indebtedness were used to acquire the Senatore and Noemi.

We intend to use the remainder of our net offering proceeds, after repayment of our 2005 Credit Facility, of $              million, and after assessing any working capital and other general corporate expense needs, to pursue vessel acquisitions consistent with our strategy, including the purchase of additional modern tankers ranging in size from approximately 35,000 dwt, to approximately 200,000 dwt and that generally are not more than five years old.  We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic vessel acquisitions at attractive prices. We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms but we intend to acquire vessels within 12 months of this offering.

Although we cannot assure you that we will be successful in acquiring vessels at prices comparable to current market prices, we could use the proceeds of this offering available for vessel acquisitions, per the above description and based upon current market conditions, to purchase up to four new Handysize tankers, two new Panamax tankers, or one new Aframax tanker, not including any borrowings under the new credit facility, and not accounting for any drydocking expenses.  These estimates are based on the newbuilding purchase price estimates as of February 2010 noted on page 58 of the "The International Tanker Industry" within this prospectus.  As noted, we may also purchase secondhand vessels that meet our specifications at prices to be determined by market conditions, which are affected by the age of the vessel.  No assets will be acquired from affiliates of the Company.

To supplement our balance sheet we have also entered into a committed, undrawn $    million credit facility in connection with the closing of this offering, and any borrowings under this credit facility are intended to facilitate future vessel acquisitions.

Our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which has been involved in shipping since the early 1950s through the Italian company Navigazione Alta Italia, or NAI.  The Lolli-Ghetti family owns and controls the Scorpio Group, which includes Simon, which prior to this offering was our ultimate parent company and controlling party; Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively; Liberty Holding Company Ltd., or Liberty, which provides us with administrative services; and other affiliated entities. Our President, Mr. Robert Bugbee, also has a senior management position at Scorpio Group, and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, which was a publicly traded shipping company.

Our Initial Fleet

We own and operate three Panamax tanker vessels, which we refer to as our initial fleet, that have an average age of 6.5 years as of January 1, 2010.  Two of these tankers, Noemi and Senatore, are employed under fixed-rate long-term time charters that, as of January 1, 2010, have remaining durations of approximately 24 and nine months, respectively, and have aggregate remaining contracted revenue of approximately $25.6 million.  Venice is currently participating in the Scorpio Panamax Tanker Pool (see description in "Business – Management of our Fleet – Scorpio Panamax Tanker Pool).  We acquired the vessels in our initial fleet from entities affiliated with our founder, Chairman and Chief Executive Officer and other members of the Lolli-Ghetti family in exchange for all of our common shares.

Our chartering policy is to employ our vessels on a variety of time charters and in the spot charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class.  We believe this policy allows us to obtain attractive charterhire rates for our vessels while managing our exposure to short-term fluctuations in the tanker chartering market.

The following table summarizes key information about Venice, Noemi and Senatore and their associated charters or pool agreement as of the date of this prospectus:

Vessel	Vessel	Year	Charterer	Time Charter Rate	Vessel Delivery	Re-Delivery from Charterer
Name	Type	Built	Name	($ per day)(1)	Date
Venice (2)	Panamax	2001	Scorpio Panamax Tanker Pool	Pool earnings	April 2004	N/A
Noemi (3)	Panamax	2004	King Dustin	24,500	Jan 2007	Jan 2012
Senatore (4)	Panamax	2004	BP Shipping	26,000	Oct 2007	Oct 2010

(1)
This table shows gross charter rates and does not reflect commissions payable by us to third party and affiliated chartering brokers ranging from 2.5% to 3.75%, which includes the 1.25% payable to SCM.

(2)
Venice participates in the Scorpio Panamax Tanker Pool operated by our commercial manager, within which it is currently employed on spot charter with Marathon Oil. The vessel is allocated a pro-rata share of aggregated earnings of all the tankers in the pool, weighted by attributes such as size, fuel consumption, class notation and other capabilities. Based on 18 current vessels in the Scorpio Panamax Tanker Pool, the Venice's specifications currently result in the vessel earning approximately 6.16% of all net pool revenues, assuming all pool participant vessels are operating for the full year. This percentage may not be reflective of future earnings in the pool. The vessel can be withdrawn from the pool upon 90 days notice or after the vessel is free from any commitment, whichever is later. Prior to December 2009, the Venice was provided as collateral to a third party under an agreement between a subsidiary of Liberty Holding Company Ltd. and a third party.  Neither the Venice, Scorpio Tankers Inc. nor any of its subsidiaries were party to this agreement, nor had they had a relationship with the third party involved.  At the request of Liberty Holding Company Ltd., in December 2009, the third party agreed to release the Venice from the agreement in exchange for Liberty Holding Company Ltd. providing other collateral in place of the Venice.  Scorpio Tankers Inc. and its subsidiaries have no remaining collateral obligation under the agreement. Please see "–Our Managers – Scorpio Panamax Tanker Pool" below for additional information comparing the Venice with other ships in the Scorpio Panamax Tanker Pool.

(3)
Noemi's redelivery from King Dustin is in January 2012, plus or minus 30 days at the charterer's option.  King Dustin currently time charters-out Noemi to ST Shipping, a wholly owned subsidiary of Glencore S.A. of Zug, Switzerland. Please see "Related Party Transactions – King Dustin" for additional information.

(4)	Senatore's redelivery from BP Shipping is in October 2010, plus or minus 30 days at the charterer's option.

Our Managers

As our commercial and technical managers, SCM and SSM provide us with commercial and technical services pursuant to their respective commercial and technical management agreements with us. We expect to enter into similar agreements with respect to each vessel we acquire going forward.  Commercial management services include securing employment, on both spot market and time charters, for our vessels. Where we plan to employ a vessel on the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class.  Technical management services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We pay our managers fees for these services and reimburse our managers for the reasonable direct or indirect expenses they incur in providing us with these services.

We believe that Scorpio Group has established a reputation in the shipping industry as a leading independent provider of seaborne petroleum transportation services to major oil companies, national oil companies and oil traders in the Aframax, Panamax and Handymax tanker markets. Scorpio Group, headquartered in Monaco, was formed in 1971 and currently provides full technical management services through SSM to its own fleet as well as third party vessels and provides commercial management services through SCM to its own fleet as well as third party vessels. Scorpio Group is wholly-owned and controlled by the Lolli-Ghetti family, which has been involved in the shipping business since the early 1950s through NAI. Emanuele A. Lauro has served in a senior management position at Scorpio Group since 2004.

Scorpio Group has experienced significant growth since 2003 when it controlled a fleet of four vessels.  Today Scorpio Group, through SSM and SCM, manages a fleet of approximately 57 vessels, including the three vessels in our initial fleet, two drybulk vessels owned directly by affiliates within Scorpio Group, and approximately 55 vessels owned by third parties operated through one of three tanker pools that Scorpio Group operates. In addition to two minority investments in logistics businesses, Scorpio Group also maintains offices in London, Mumbai, New York, Singapore, and Jakarta with approximately 80 shore-based employees globally.

SSM, which was formed in New York in 1971 and has been based in Monaco since 1984, is a technical ship management company and currently manages a fleet of 13 vessels, including the three vessels in our initial fleet, two drybulk vessels owned by affiliates of SSM and eight vessels owned by third parties.  SCM, also based in Monaco, was formed in 2004 as a commercial management company and currently manages a fleet of 57 vessels, including the three vessels in our initial fleet, two drybulk vessels owned by affiliates of SCM and 52 vessels owned by third parties, of which all but one operate in the Scorpio Panamax Tanker Pool, the Scorpio Handymax Tanker Pool or the Scorpio Aframax Tanker Pool.  Our vessel Venice participates in the Scorpio Panamax Tanker Pool.

We believe that our commercial and technical managers have established strong reputations internationally for high standards of performance, reliability and safety. In addition, our commercial and technical managers, have strong, established relationships with oil traders, government entities and major oil producers and refiners, including companies such as ExxonMobil, BP, Marathon Oil, Reliance Industries and Repsol YPF.  We believe that our association with our managers, and our participation in Scorpio tanker pools managed by these managers, will allow us to take advantage of these relationships.

Liberty Holding Company Ltd., which we refer to as our Administrator, is a Scorpio Group affiliate which provides us with administrative services pursuant to an administrative services agreement.  The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Our Administrator will also arrange vessel sales and purchases for us.  Further, pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We expect that our Administrator will sub-contract many of its responsibilities to other entities within the Scorpio Group.

We pay our commercial manager and technical manager management fees.  In the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 certain of the expenses incurred for commercial and technical management services were under management agreements with other Scorpio Group entities, which are related parties. Since agreements with related parties are by definition not at arm's length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods.  Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus.  In December 2009, we negotiated new management service agreements which we believe are customary for the tanker industry. Beginning on December 1, 2009, we pay SCM, our commercial manager, a fee of $250 per vessel per day plus a 1.25% commission per charter fixture to provide commercial management services for Noemi and Senatore.  Venice is part of the Scorpio Panamax Tanker Pool, whose pool participants collectively pay SCM's agent fee of $250 per vessel per day plus 1.25% commission per charter fixture.  We pay our technical manager $548 per vessel per day to provide technical management services for each of our vessels.  In December 2009, we entered into separate commercial and technical management agreements for each of our vessels, and both our commercial management agreements with SCM and our technical management agreements with SSM are for a period of three years, and may be terminated upon two year's notice.

As a result of changes to our commercial management agreements agreed upon in December 2009, the Company estimates that its commercial management fees in 2010 will increase by $0.3 million.  The new technical and administrative management agreements were negotiated at rates similar to the rates under the previous agreements and therefore the Company expects there will be no additional impact on the results of operations in future periods for technical and administrative management services.

We will reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We will also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Scorpio Panamax Tanker Pool

To increase vessel utilization and thereby revenues, we participate in a commercial pool with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class. Our vessel Venice participates in SCM's Scorpio Panamax Tanker Pool.  As of December 1, 2009, the Scorpio Panamax Tanker Pool is comprised of 18 Panamax tankers: one, the Venice, owned by us, seven chartered-in by subsidiaries of our Administrator, Liberty Holding Company Ltd., and ten from third party participants.  All tankers in the Scorpio Panamax Tanker Pool are double hull and trade both clean and dirty petroleum products. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes.  The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption.  Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions.  Venice is significantly larger than the other tankers in the Scorpio Panamax Tanker Pool yet has a similar fuel consumption; her earnings on benchmark voyages are therefore approximately 12.6% greater than the average for the pool.  Also, Venice holds the class notation "Ice 1C" which means it can travel through icier waters than most of the other vessels in the pool.  Based on the 18 current vessels in the Scorpio Panamax Tanker Pool, the Venice's specifications currently result in the vessel earning approximately 6.16% of all net pool earnings, assuming all pool participant vessels are operating for the full year, which is a greater pro-rata share of the pool earnings than most of the other vessels in the pool.  This percentage may not be reflective of future earnings in the pool. The vessel can be withdrawn from the pool upon 90 days notice or after the vessel is free from any commitment, whichever is later.

SCM is responsible for the commercial management of the participating vessels, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels.  The pool is administered by Scorpio Panamax Tanker Pool Ltd., or SPTP, a Cayman Islands corporation.  Our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which owns 100% of all issued and outstanding stock of SPTP.  Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, SPTP sets the pool's policies and issues directives to the pool participants and SCM.  The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels.  The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

There are five other participants in this pool.  If a participant wants to sell or withdraw its vessel, it must give notice to SPTP, SCM and the other participants, and may not withdraw its vessel from the pool for 90 days following the date of such notice.

The following table outlines the TCE rates earned by vessels in the Scorpio Panamax Tanker Pool:

For the Year Ended
December 31, 2008			December 31, 2007			December 31, 2006
Charterhire Expense ($000's)	Operating Days (1)	CE Per Operating Day (2) $	Charterhire Expense ($000's)	Operating Days (1)	CE Per Operating Day (2) $	Charterhire Expense ($000's)	Operating Days (1)	CE Per Operating Day (2) $
$186,436	5,726	$32,559	$133,802	4,928	$27,151	$123,001	3,860	$31,865

For the Nine Months Ended
September 30, 2009			September 30, 2008
Charterhire Expense ($000's)	Operating Days (1)	CE Per Operating Day (2) $	Charterhire Expense ($000's)	Operating Days (1)	CE Per Operating Day (2) $
$94,772	4,756	$19,927	$141,778	4,245	$33,399

(1) For the years ended December 31, 2008, 2007 and 2006 we had  582,  662  and  1,078 operating days in the pool, respectively.  For the nine months ended September 30, 2009 and 2008, we had 394 and 398 operating days, respectively.

(2) Charterhire expense, or CE, is earnings distributed to the pool participants (TCE revenue for the pool participants) based on each vessel's operating days and pool points.  The CE rate per operating day achieved is expressed in U.S. dollars/day and is calculated by dividing the total charterhire expense by the total operating days in the period.  The CE Per Operating Day disclosed above is an average for all tankers in the pool. This differs from the amount included in our Summary Financial Data and Selected Financial and Other Data tables, where the amount disclosed as "TCE per revenue day - pool revenue" represents our actual earnings distribution relating to our vessels that operated in the SPTP.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

•
Experienced management team with an established track record in the public market. Since 2003, under the leadership of Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, Scorpio Group has grown from an owner of three vessels in 2003 to an owner of five vessels, and an operator or manager of approximately 60 vessels in 2008. Over the course of the last six years, Mr. Lauro has founded and developed the Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool which employ 10, 20 and 27 vessels, respectively, from Scorpio Group and third party participants. Our President, Mr. Robert Bugbee, who also holds a senior management position within the Scorpio Group, has more than 25 years of experience in the shipping industry and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, a NYSE-listed tanker company that was sold in 2007. As a key member of management, Mr. Bugbee assisted in growing OMI from 26 vessels in 1998 with an average age of approximately 15.1 years to 45 vessels with an average age of approximately 4.3 years when it was sold in 2007. Mr. Bugbee is supported by Brian Lee, our Chief Financial Officer, and Cameron Mackey, our Chief Operating Officer, both of whom also served as members of the management team responsible for the growth of OMI. Our General Counsel, Luca Forgione, has experience in the shipping and commodity trade industry, where he acquired knowledge of the relevant regulatory and compliance regimes. Our Vice President of Vessel Operations, Sergio Gianfranchi, serves as the Operations Manager of SSM and Fleet Manager of SCM and has assisted in the launch and operation of the Scorpio Group's Panamax, Handymax and Aframax pools. Messrs. Lee, Mackey, Forgione and Gianfranchi serve in similar positions in Scorpio Group and have 11, 17, six and 47 years of experience, respectively, in the shipping industry, and, with Mr. Bugbee, collectively have over 106 years of combined shipping experience and have developed tanker industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants.

•
Conservatively capitalized balance sheet with significant available cash to pursue acquisition and expansion opportunities.  Immediately following this offering and the repayment of our 2005 Credit Facility, we will have $        million of liquidity, which includes $      million of cash, based on an assumed offering price of $        per share, which represents the midpoint of the price range set forth on the cover of this prospectus and $       million of undrawn borrowing capacity under our new credit facility. We intend to use our available cash and borrowing capacity to pursue vessel acquisitions consistent with our business strategy. We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic acquisitions at attractive prices.

•
Relationship with Scorpio Group. We believe that our relationship with Scorpio Group provides us with numerous benefits that are key to our long-term growth and success, including (i) expertise in commercial management, (ii) expertise in technical management, (iii) a positive reputation within the shipping industry, (iv) long-term relationships with many of the world's leading oil companies, shipyards, commodity traders and shipping companies as well as (v) relationships with international lenders, which we believe will provide us with a competitive advantage with respect to obtaining commercial lending facilities and access to vessel chartering and acquisition opportunities.

•
Attractive Initial Fleet. Our initial fleet of three high-quality, modern Panamax tankers has an average age of 6.5 years compared to a current global Panamax tanker industry average of 8.0 years, both as of January 1, 2010.  We believe that owning a young, well-maintained fleet reduces operating costs, improves the quality of service we deliver and provides us with a competitive advantage in securing favorable time and spot charters with high-quality counterparties.  In addition, our initial fleet provides us with strong and visible cash flows through their existing charters.

Our Business Strategy

Our primary objectives are to profitably grow our business and emerge as a major operator of medium-sized tanker vessels. The key elements of our strategy are:

•
Expanding our fleet through opportunistic acquisitions of high-quality vessels at attractive prices. We intend to acquire modern, high-quality tankers through timely and selective acquisitions. We currently view Suezmax, Aframax, Panamax and Handymax vessel classes as providing attractive return characteristics, and our management team has significant experience with these classes of vessels from their tenure at OMI and at Scorpio Group. A key element to our acquisition strategy will be to purchase high-quality vessels at attractive prices. When evaluating acquisitions, we will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. In the current market, asset values in the tanker industry are significantly below the last five and 10 year trailing averages, and as a result of a weak spot market we believe these values may continue to deteriorate over the near term. We believe that these circumstances combined with our management's knowledge of the shipping industry present an opportunity for us to grow our fleet at favorable prices.

•
Maintaining a strong balance sheet with leverage levels which we believe are historically moderate for the shipping industry. We believe that maintaining a strong balance sheet will minimize liquidity risk in a challenging environment and provide us with the financial flexibility to pursue attractive vessel acquisitions. In addition to any leverage restrictions which our lenders may require, we plan to maintain a moderate debt to equity ratio throughout the tanker cycle.

•
Optimizing vessel revenues through a mix of time charter contracts and spot market exposure. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks.  As it relates to spot market exposure, through our participation in tanker pools managed by the Scorpio Group, we believe that the revenues of our vessels will exceed the rate we would otherwise achieve by operating these vessels outside of the pools.

•
Focusing on tankers based on our experience and expertise in the segment.  We believe that energy companies seek transportation partners that are financially stable and have a reputation for reliability, safety, and high environmental and quality standards.  We intend to leverage the operational expertise and customer base of Scorpio Group and of the former members of OMI's management team in order to further expand these relationships with consistent delivery of superior customer service.

•
Minimizing operating and corporate expenses. Under the management agreements with SSM and SCM that we have entered into for Venice, Noemi and Senatore, and that we plan to enter into for any vessels that we acquire in the future, these two managers will coordinate and oversee the technical and commercial management, respectively, of our fleet. We believe that SSM and SCM will be able to do so at a cost to us that would be lower than what could be achieved by performing the functions in-house.

Officers and Crewing

We currently have no employees other than our executive and non-executive officers, and our support staff is provided by our Administrator pursuant to our administrative services agreement. Our technical manager will be responsible for identifying, screening and recruiting, directly or through a crewing agent, the officers and all other crew members for our vessels that are employed by our vessel-owning subsidiaries. Our subsidiaries that own the vessels in our initial fleet, indirectly through our technical manager pursuant to the respective technical management agreements, currently employ approximately 72 officers and crew members.

Our Customers

Our customers include national, regional, and international companies, such as King Dustin and BP Shipping, or their affiliates, as well as the Scorpio Panamax Tanker Pool. In addition, our managers have strong, established relationships with several companies, including: ExxonMobil, BP, Marathon Oil, Reliance Industries and Repsol YPF. We believe that developing strong relationships with the end users of our services allow us to better satisfy their needs with appropriate and capable vessels. A prospective charterer's financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels' employment.

Below is a brief description of our relationships with King Dustin, BP Shipping and the Scorpio Panamax Tanker Pool which, as of September 30, 2009, were chartering three of our vessels through period time charters or pool agreements.

King DustinTankschiffahrts GmbH&Co.KG, or King Dustin, is a special purpose entity that is owned equally by affiliates of Koenig & cie and Scorpio Group.  King Dustin time charters-in Noemi from us at $24,500 per day pursuant to a time charter that expires in January 2012.  The time charter began in January 2007.  King Dustin time charters-out Noemi to ST Shipping, a wholly owned subsidiary of Glencore S.A. of Zug, Switzerland.

BP Shipping is an affiliate of BP, the energy conglomerate.  BP Shipping time charters Senatore at $26,000 per day pursuant to a time charter that expires in September 2010.

Scorpio Panamax Tanker Pool, or SPTP, is a member of the Scorpio Group.  SPTP consists of 18 Panamax tankers that operate in the international shipping market with a majority of the vessels currently being employed in the spot market.  Venice participates in SPTP under the same terms and conditions as the third party vessels in the pool. The pool aggregates the revenues and expenses of all of the pool participates and distributes the net earnings based on (i) the Pool Points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics) and (ii) the number of days the vessel operates in the period. SPTP is operated by our commercial manager, SCM, which charges SPTP $250 a day for each vessel and 1.25% commission per charter fixture within the pool.  SCM negotiates voyage charters, short duration time charters, and contracts of affreightment; manages procurement of bunkers, port charges and administrative services; and distributes the cash earnings.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation and that of our commercial manager. We compete primarily with other independent tanker vessel-owners and with major oil companies that own and operate their own vessels. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of tanker vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private shipowners.

Our Credit Facilities

Two of our wholly-owned subsidiaries, Senatore Shipping Company Limited and Noemi Shipping Company Limited, are joint and several borrowers under a loan agreement dated May 17, 2005, or the 2005 Credit Facility, entered into with The Royal Bank of Scotland plc, as Lender, which is secured by, among other things, a first preferred mortgage over each of Senatore and Noemi.  We intend to fully repay the 2005 Credit Facility using the proceeds of this offering.  The initial amount of the 2005 Credit Facility was $56.0 and consists of two tranches, one for each vessel-owning subsidiary.  Each tranche is repayable in 40 consecutive quarterly installments of $450,000, plus a balloon payment of $10.0 million, to be made together with the 40th installment of each tranche.  The 2005 Credit Facility matures on May 18, 2015 and the interest rate on the loan is 0.70% above LIBOR.  As of September 30, 2009, the outstanding balance was $40.7 million, with $3.6 million due within the next 12 months.

[DESCRIPTION OF NEW CREDIT FACILITY TO BE INCLUDED IN LATER SUBMISSION]

Properties

We have no properties other than our vessels.

Environmental and Other Regulations

Government laws and regulations significantly affect the ownership and operation of our tankers.  We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.  Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry), labor organizations (including but not limited to the International Transport Workers' Federation), charterers, terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our tankers.  Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the tanker industry.  Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards.  We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  Such laws and regulations frequently change and may impose increasingly strict requirements. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International maritime organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution, has adopted the International Convention for the Prevention of Pollution from Ships, or MARPOL, which has been updated through various amendments.  MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition.  In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments enter into force on July 1, 2010.  The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

The United States and Canada have requested IMO to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the U.S. and Canada and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which would subject ocean-going vessels in these areas to stringent emissions controls and cause us to incur additional costs.  In July 2009, the IMO accepted the proposal in principle, and all member states party to MARPOL Annex VI will vote on the proposal in March 2010.  Even if the proposal is not adopted, we cannot assure you that the United States or Canada will not adopt more stringent emissions standards independent of the IMO.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships.  The IMO periodically revises the SOLAS and LL standards.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under SOLAS.  The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.  We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate.  This certificate evidences compliance by a vessel's management with code requirements for a safety management system.  No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.  SSM has obtained documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code.   These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions.  For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party.  Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct.  Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner.  In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC.  We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel.  The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance or other financial security for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or BWM, in February 2004.   BWM's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.  BWM will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.  To date, there has not been sufficient adoption of this standard for it to take force.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills.  OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels.  OPA defines these other damages broadly to include:

•	natural resources damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), and our fleet is entirely composed of vessels of this size class. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA.  Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty.  We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels.  If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations, expected to be finalized in March 2010, regulating the emission of greenhouse gases from motor vehicles and stationary sources.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels.  Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress.  In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.  Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by classification societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels have their underwater parts inspected every 30 to 36 months.  Depending on the vessel's age and other factors, this inspection can often be done afloat with minimal disruption to the vessel's commercial deployment.  However, vessels are required to be drydocked, meaning physically removed from the water, for inspection and related repairs at least once every five years from delivery.  If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in-class" by American Bureau of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel-owners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Marine and War Risks Insurance

We have in force marine and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular average and actual or constructive total loss from confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel.  Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by mutual protection and indemnity associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. We are a member of a P&I Club that is a member of the International Group of P&I Clubs, or the International Group. The P&I Clubs that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. The pool provides a mechanism for sharing all claims in excess of $7 million up to approximately $5.4 billion as of October 23, 2009. We are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

Legal Proceedings

To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is as follows: Two will serve for a term expiring at the 2011 annual meeting of shareholders, two will serve for a term expiring at the 2012 annual meeting of shareholders, and one will serve for a term expiring at the 2013 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.

Name	Age	Position
Emanuele A. Lauro	31	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	49	President and Class II Director
Brian Lee	43	Chief Financial Officer
Cameron Mackey	41	Chief Operating Officer
Luca Forgione	33	General Counsel
Sergio Gianfranchi	64	Vice President, Vessel Operations
Alexandre Albertini	33	Class III Director
Ademaro Lanzara	67	Class I Director
Donald C. Trauscht	75	Class II Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Emanuele A. Lauro, Chairman & Chief Executive Officer

Emanuele A. Lauro, our founder, Chairman and Chief Executive Officer, joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004.  Under Mr. Lauro's leadership, Scorpio Group has grown from an owner of three vessels in 2003 to an owner of five vessels, an operator or manager of approximately 60 vessels in 2008.  Over the course of the last six years, Mr. Lauro has founded and developed the Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool which employ 10, 20 and 27 vessels, respectively, from Scorpio Group and third party participants.  He also founded Scorpio Logistics in May 2007, a company within the Scorpio Group which owns and operates specialized assets engaged in coal transhipment in Indonesia and which engages in strategic investments in coastal shipping and port development in India.  Furthermore, Mr. Lauro formed a joint venture with Koenig & cie., Scorship Navigation, in August 2005 which engages in the identification, placement, and management of certain international shipping investments on behalf of German investors.  In addition, Mr. Lauro developed a joint venture company, Crewtech Philippines, in May 2007 which screens, trains, and manages vessel staff for various third party owners of drybulk and tanker vessels.  Mr. Lauro has a degree in international business from the European Business School, London, and he has served as the Vice President of the Chamber of Shipping of Monaco since 2006.

Robert Bugbee, President and Director

Robert Bugbee, our President, has more than 25 years of experience in the shipping industry.  He joined Scorpio Group in February 2009 and has continued to serve there in senior management.   Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry.  From 1995 to 2007, Mr Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee most recently served as President from January 2002 until the sale of the company, and he previously served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998.  Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Programme at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) in from London University.

Brian Lee, Chief Financial Officer

Brian Lee, our Chief Financial Officer, joined Scorpio Group in April 2009.  In June 2009, he became the Scorpio Group's Controller.  He has been employed in the shipping industry since 1998.  Prior to joining Scorpio Group, he was the Controller of OMI Corporation from 2001 until the sale of the company in 2007.  Mr. Lee has a M.B.A. from the University of Connecticut and has B.S. in Business Administration from the University at Buffalo, State University of New York.

Cameron Mackey, Chief Operating Officer

Cameron Mackey, our Chief Operating Officer, joined Scorpio Group in March 2009, where he has served as Chief Operating Officer.  Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007-2008.  Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004-2007 and in Business Development at OMI Corporation from 2002-2004.  He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner.  He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

Luca Forgione, General Counsel

Luca Forgione, our General Counsel, joined Scorpio Group in August 2009 as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has six years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, which is part of Constellation Energy Group Inc. listed on the NYSE under "CEG," from 2007 to 2009., and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King's College (U.K.). He has a Masters Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).

Messers. Lauro, Bugbee, Lee, Mackey, and Forgione collectively have over 65 years of combined shipping experience and have developed strong tanker industry relationships with leading charterers, lenders, shipbuilders, insurers and other key industry participants.

Sergio Gianfranchi, Vice President, Vessel Operations

Sergio Gianfranchi, our Vice President of Vessel Operations, has served as Operations Manager of our technical manager, SSM, at its headquarters in Monaco since 2002.  He has been instrumental in launching and operating the Scorpio Group's Panamax, Handymax and Aframax pools during the last five years, and has been employed as the Fleet Manager of SCM, the Scorpio Group affiliate that manages the commercial operations of approximately 50 vessels grouped in the three Scorpio Group pools, since 2004.  Since 1999, Mr. Gianfranchi has served as the on-site owner's representative of the Scorpio Group affiliates named Doria Shipping, Tristan Shipping, Milan Shipping and Roma Shipping, to survey the construction of their Panamax and Post-Panamax newbuilding tankers being built at the 3Maj Shipyard in Rijeka, Croatia. When Mr. Gianfranchi joined SSM in 1989, he began as vessel master of its OBOs (multipurpose vessels that carry ore, heavy drybulk and oil).  Upon obtaining his Master Mariner License in 1972, he served until 1989 as a vessel master with prominent Italian shipping companies, including NAI, which is the largest private Italian  shipping company and owned by the Lolli-Ghetti family, and Almare, initially a subsidiary of NAI but later controlled by Finmare, the Italian state shipping financial holding company.  In this position he served mostly on OBOs, tankers and drybulk carriers. He graduated from La Spezia Nautical Institute in Italy in 1963.

Alexandre Albertini, Director

Alexandre Albertini has agreed to serve as a director effective as of the closing of this offering.  Mr. Albertini has more than 10 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as Managing Director there since 2008, working in fields related to crew and human resources, insurance, legal, financial, technical, commercial, and information technology. He is a director of eight drybulk shipowning companies and serves as President of Ant. Topic srl, a vessel and crewing agent based in Italy.  The aggregate valuation of the drybulk shipping companies for which Mr. Albertini serves as a Secretary or director is approximately $300 million.  In 2008, Mr. Albertini was elected as a member of the Executive Committee of InterManager.  He is a founding member of the Chamber of Shipping of Monaco and has served as its Secretary General since 2006.  Mr. Albertini also holds various board positions in several other local business and associations.

Ademaro Lanzara, Director

Ademaro Lanzara has agreed to serve as a director effective as of the closing of this offering.   Mr. Lanzara has served as the Chairman of BPV Finance (International) Plc Dublin, a subsidiary of Banca Popolare di Vicenza, Italy, since 2008.  He is also a director of Istituto dell'Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome.  From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including acting as the Chairman of the Credit Committee, Chairman of the Finance Committee and Deputy CEO. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America.  He formerly served as a director of each of the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI – Italian Banking Association in Rome, Italy, FITD - Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium.  Mr. Lanzara has a economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and a PMD from Harvard Business School.

Donald C. Trauscht, Director

Donald C. Trauscht has agreed to serve as a director effective as of the closing of this offering.  He has served as the Chairman of BW Capital Corporation, a private investment company, since 1996.  From 1967 to 1995, Mr. Trauscht held a number of positions at Borg-Warner Corporation, including Chairman and Chief Executive Officer.  While at Borg Warner, Mr. Trauscht supervised an annual capital budget of $250 million and was responsible for risk assessment decisions involving the company's investments. He has participated in acquisitions, divestments, financings, public offerings and other transactions whose combined value is over $30 billion. Mr. Trauscht is a director of Esco Technologies Inc., Hydac International Corporation, Bourns Inc., and EyesForLearning LLC.  He formerly served as a director of Baker Hughes Inc., Cordant/Thiokol Inc., Blue Bird Corporation, Imo Industries Inc., Mannesmann Capital Corporation, Wynn International Inc., Recon Optical Inc., Global Motorsports Inc., OMI Corporation, IES Corporation, and NSK-Warner Ltd.  He has served as the Chairman, Lead Director, and Audit Committee, Compensation Committee, and Governance Committee Chairman at numerous public and private companies.

Board of Directors and Committees

Our board of directors currently consists of five directors, three of whom have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC.  Prior to the listing of our common shares on the New York Stock Exchange, we will establish an Audit Committee, a Nominating Committee and a Compensation Committee, each of which will be comprised of our three independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara and Donald Trauscht. The Audit Committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities, procedures and the adequacy of our internal accounting controls.  In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee will be responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group.  The Nominating and Corporate Governance Committee will be responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices.  We will also form a Compensation Committee that will oversee our equity incentive plan and recommend director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

Compensation of Directors and Senior Management

We expect that the aggregate compensation that we will pay members of our senior executive officers in 2009 will be approximately $        . We expect to pay aggregate compensation to our senior executive officers in 2010 of approximately $       . Each of our non-employee directors will receive annual compensation in the aggregate amount of $        per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under "—Equity Incentive Plan." We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We have reserved a total of                    common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The plan is administered by our compensation committee.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

Employment Agreements

Prior to the completion of this offering, we expect to enter into employment agreements with each of Emanuele Lauro, Robert Bugbee, Brian Lee and Cameron Mackey as our executives, and a form of such employment agreement is attached to this registration statement.  We expect that these employment agreements will be in effect for a two year employment period, and will automatically renew for successive two year employment periods unless terminated in accordance with the terms of such agreements.  Pursuant to the terms of their respective employment agreements, Messrs. Lauro, Bugbee, Lee and Mackey will be prohibited from disclosing or unlawfully using any of the material confidential information of our Company.

Upon a change in control of the Company, the annual bonus provided under the employment agreement becomes a fixed bonus of 150% of the executive's base salary.  If an executive's employment is terminated within two years of a change in control due to either disability or a reason other than "for cause," he will be entitled to receive upon termination an assurance bonus equal to such fixed bonus, and he will continue to receive all salary, compensation, payment and benefits otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing two year employment period. If an executive's employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement, substantially in the form of an exhibit attached to this registration statement.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial owners of more than five percent of our common shares, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of the date of this prospectus. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of beneficial ownership upon consummation of this offering is based on          common shares outstanding immediately after this offering, which number is calculated after giving effect to the issuance and sale of         common shares in this offering, or         shares if the underwriter's over-allotment opinion is exercised in full.

	Shares Beneficially		Shares Beneficially
	Owned Prior to Offering		Owned After Offering
Identity of person or group	Number	Percentage	Number	Percentage

		%		%

All directors and executive officers, as a group		%		%
____________________________

RELATED PARTY TRANSACTIONS

Commercial and Technical Management Agreements

As our commercial and technical managers, SCM and SSM provide us with commercial and technical services pursuant to their respective commercial and technical management agreements with us. We expect to enter into similar agreements with respect to each vessel we acquire going forward.  Commercial management services include securing employment, on both spot market and time charters, for our vessels. Where we plan to employ a vessel on the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class.  Technical management services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We pay our managers fees for these services and reimburse our managers for the reasonable direct or indirect expenses they incur in providing us with these services.

We pay our commercial manager and technical manager management fees.  For the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, certain of the expenses incurred for commercial, technical and administrative management services were under management agreements with other Scorpio Group entities, which are related parties. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods.  Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus.

Beginning on December 1, 2009, we pay SCM, our commercial manager, a fee of $250 per vessel per day plus a 1.25% commission per charter fixture to provide commercial management services for Noemi and Senatore.  Venice is part of the Scorpio Panamax Tanker Pool, whose pool participants collectively pay SCM's agent fee of $250 per vessel per day plus 1.25% commission per charter fixture.  We pay our technical manager $548 per vessel per day to provide technical management services for each of our vessels.  We have entered into separate commercial and technical management agreements for each of our vessels, and both our commercial management agreements with SCM and our technical management agreements with SSM are for a period of three years, and may be terminated upon two year's notice.

Administrative Services Agreement

Liberty Holding Company Ltd., which we refer to as our Administrator, provides us with administrative services pursuant to an administrative services agreement.  The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Our Administrator will also arrange vessel sales and purchases for us.  Further, pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We expect that our Administrator will sub-contract many of its responsibilities to other entities within the Scorpio Group.

We will reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We will also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Scorpio Panamax Tanker Pool

To increase vessel utilization and thereby revenues, we participate in a commercial pool with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner.

The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class. Our vessel Venice participates in SCM's Scorpio Panamax Tanker Pool.  As of December 1, 2009, the Scorpio Panamax Tanker Pool is comprised of 18 Panamax tankers: one, the Venice, owned by us, seven chartered-in by subsidiaries of our Administrator, Liberty Holding Company Ltd., and ten from third party participants.  All tankers in the Scorpio Panamax Tanker Pool are double hull and trade both clean and dirty petroleum products. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes.  The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption.  Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions.  Venice is significantly larger than the other tankers in the Scorpio Panamax Tanker Pool yet has a similar fuel consumption; her earnings on benchmark voyages are therefore approximately 12.6% greater than the average for the pool.  Also, Venice holds the class notation "Ice 1C" which means it can travel through icier waters than most of the other vessels in the pool.  Based on the 18 current vessels in the Scorpio Panamax Tanker Pool, the Venice's specifications currently result in the vessel earning approximately 6.16% of all net pool earnings, assuming all pool participant vessels are operating for the full year, which is a greater pro-rata share of the pool earnings than most of the other vessels in the pool.  This percentage may not be reflective of future earnings in the pool. The vessel can be withdrawn from the pool upon 90 days notice or after the vessel is free from any commitment, whichever is later.

SCM is responsible for the commercial management of the participating vessels, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels.  The pool is administered by Scorpio Panamax Tanker Pool Ltd., or SPTP, a Cayman Islands corporation.  Our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which owns 100% of all issued and outstanding stock of SPTP.  Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, SPTP sets the pool's policies and issues directives to the pool participants and SCM.  The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels.  The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

There are five other participants in this pool.  If a participant wants to sell or withdraw its vessel, it must give notice to SPTP, SCM and the other participants, and may not withdraw its vessel from the pool for 90 days following the date of such notice.

Please see the section of this prospectus entitled "Business― Our Managers" and "―Our Initial Fleet."

Our Relationship with Scorpio Group and its Affiliates

We were incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by members of the Lolli-Ghetti family and manages their shipping interests.  On October 1, 2009, (i) Simon transferred to Scorpio Tankers Inc. three operating subsidiary companies, which own the vessels in our initial fleet; (ii) Liberty Holding Company Ltd., or Liberty, became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) Scorpio Tankers Inc. became a wholly-owned subsidiary of Scorpio Owning Holding Ltd.  Liberty's operations include the Scorpio Group's drybulk carriers, logistics operations in Southeast Asia, owning an offshore floating terminal, vessel pools, chartered-in vessels, and interests in joint ventures and investments.  Prior to the completion of this offering, Scorpio Group and its affiliates, which contributed the three Panamax tankers in our initial fleet, currently hold 100% of the voting and economic interests in our common stock.  Upon completion of this offering, Scorpio Group and its affiliates are expected to beneficially own    % of our outstanding shares of our common stock, which will represent    % of the voting and economic interest in our common stock (   % and    %, respectively, if the underwriters' over-allotment option is exercised in full).  After contributing the three Panamax tankers, Scorpio Group does not have an ownership interest in any tanker vessels other than our three tanker vessels, and will preclude itself from directly owning product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our board of directors will consist of five individuals, three of whom will be independent directors.  The three independent directors will form the board's Audit Committee and, pursuant to the Audit Committee charter, will be required to review all potential conflicts of interest between the Company and Scorpio Group.  The two non-independent directors, Emanuele Lauro and Robert Bugbee, serve in senior management positions within the Scorpio Group and have an ownership stake in Liberty, which is our Administrator, and which is also an affiliate of the Scorpio Group.

The Scorpio Group is owned and controlled by members of the Lolli-Ghetti family, of which Mr. Lauro is a member. Mr. Lauro is considered to be the acting Chief Executive Officer of Scorpio Group, and Mr. Bugbee is considered to be the acting President of Scorpio Group.  Mr. Lauro is employed by Scorpio Ship Management and Mr. Bugbee is employed by Scorpio USA, and both entities are affiliates within the Scorpio Group.  Prior to the completion of this offering, we estimate the ownership interest for Mr. Lauro and Mr. Bugbee in Liberty, an affiliate of the Scorpio Group, will be a restricted stock ownership interest of 2% and 1.75%, respectively, but they will have no other ownership interests in the Scorpio Group. This restricted stock ownership interest cannot be sold or otherwise disposed, can be forfeited under certain conditions such as termination of employment prior to vesting, and has no voting rights.

Prior to the completion of this offering, Liberty, in turn, has a 100% ownership interest in us through its subsidiary, but this ownership interest will be significantly reduced at the completion of this offering.

SCM and SSM, which as noted previously are affiliates of Scorpio Group, provide commercial and technical management services to us pursuant to our commercial and technical management agreements.  Under the commercial management agreement, we pay SCM a fee of $250 per vessel per day plus a 1.25% commission per charter fixture.  For vessels operating in a Scorpio Group pool, we pay SCM's agent fee of $250 per vessel per day plus 1.25% commission per charter fixture.  We pay SSM $548 per vessel per day to provide technical management services for each of our vessels.  We have entered into separate commercial and technical management agreements in December 2009 for each of our vessels and expect to enter into similar agreements with respect to each vessel that we acquire going forward.  The commercial and technical management agreements with SCM and SSM are each for a period of three years, and may be terminated upon two year's notice.

We will reimburse Liberty, which as noted previously is our Administrator and also an affiliate of the Scorpio Group, for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We will also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We have no other agreements with SCM, SSM, our Administrator, or any other party providing for a resolution of potential conflicts in our favor.

Related Party Payable and Shareholder Payable

Included in our current liabilities on our Combined Balance Sheet as of September 30, 2009 is a shareholder payable of $19.3 million, and a related party payable owed to a subsidiary of Simon Financial Limited of $27.4 million. The related party payable is repayable upon demand, non-interest-bearing and unsecured. The shareholder payable is owed to Simon. Historically, the Company and the shareholder transferred cash depending on the need of each entity and the excess cash available. The shareholder payable is non-interest-bearing and unsecured. These outstanding balances as of November 18, 2009 of $46.3 million were converted to equity as a capital contribution. See our pro forma balance sheet as of September 30, 2009 which is included in our unaudited condensed combined financial statements elsewhere in this prospectus.

King Dustin

King Dustin Tankschiffahrts GmbH&Co.KG, or King Dustin, is a special purpose entity that is owned equally by affiliates of Koenig & cie and Scorpio Group.  King Dustin time charters-in Noemi from us at $24,500 per day pursuant to a time charter that expires in January 2012.  The time charter began in January 2007.  King Dustin time charters-out Noemi to ST Shipping, a wholly owned subsidiary of Glencore S.A. of Zug, Switzerland.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have         common shares outstanding. Of these shares, only the         shares sold in this offering will be freely transferable in the United States without restriction under the Securities Act, except for any shares acquired by one of our "affiliates" as defined in Rule 144 under the Securities Act.  Immediately after the closing of this offering,                , who are principal shareholders, directors and executive officers of our company, will continue to own         of our common shares, or         shares if the underwriters' over-allotment option is exercised in full, which were acquired in private transactions not involving a public offering, and these shares will therefore be treated as "restricted securities" for purposes of Rule 144. The restricted securities held by                  will be subject to the underwriters' lock-up agreement, as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

In general, under Rule 144 as currently in effect, a person or persons who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding common shares, which would be approximately         common shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person or persons whose shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

We and our executive officers, directors and existing shareholders have entered into agreements with the underwriters of this offering which, subject to certain exceptions, generally restrict us and our executive officers, directors and shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities, restricted securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, or Morgan Stanley. However, if (a) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the foregoing 180-day period and ends on the last day of the foregoing 180-day period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the foregoing 180-day period referred, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, these "lock-up" restrictions imposed will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs. Morgan Stanley may, in its sole discretion and at any time or from time to time before the expiration of the lock-up period, without notice, release all or any portion of the securities subject to these agreements. There are no existing agreements with Morgan Stanley providing consent to the sale of shares prior to the expiration of the "lock-up" period.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Date	Number of Shares Eligible for Sale	Comment

Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
180 days from date of prospectus (1)		Lock-up released; shares eligible for sale under Rule 144
, 2010		Shares eligible for sale under Rule 144

(1)	Assumes that the lock-up period will not be extended or waived in accordance with the terms of the lock-up agreement and that the underwriters do not exercise their over-allotment option.

Prior to this offering, there has been no public market for our common shares, and no prediction can be made as to the effect, if any, that future sales or the availability of common shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market, including common shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. Please see our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

PURPOSE

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

AUTHORIZED CAPITAL STOCK

Under our amended and restated articles of incorporation our authorized capital stock consists of 250 million common shares, par value $0.01 per share, of which 1,500 shares are issued and outstanding, and 25 million preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.

Common shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

Preferred shares

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for our common shares is       .

LISTING

We have applied to have our common shares approved for quotation on the New York Stock Exchange under the symbol "STNG."

DIRECTORS

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our amended and restated bylaws require our board of directors to consist of at least three members. Our board of directors currently consists of five members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors.

Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

SHAREHOLDER MEETINGS

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors or the president. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

DISSENTERS' RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

SHAREHOLDERS' DERIVATIVE ACTIONS

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated articles of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney's fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and removal of directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our Chairman, Chief Executive Officer, or Secretary at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance notice requirements for shareholder proposals and director nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the mailing date of the proxy materials for the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified board of directors

As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business combinations

Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested shareholders," we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

•
any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•
any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•
any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

•
at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least 66 ²/3% of our outstanding voting stock that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of our initial public offering in 2010;

•
a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(ii)
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held within or without the Marshall Islands.	May be held within or without Delaware.
Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders' Voting Rights
Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.
Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.
The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.
Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.
Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation's usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors
The board of directors must consist of at least one member.	The board of directors must consist of at least one member.
The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.
If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.
Removal:	Removal:
Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters' Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or
Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder's Derivative Actions
An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.
Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.
Reasonable expenses including attorney's fees may be awarded if the action is successful.
A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder and a Non-United States Holder, each as defined below, with respect to the common shares This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, tax-exempt organizations, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company's common shares, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or non-U.S. law of the ownership of common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of the Company's activities to the Company and holders of its common shares. The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the Company's United States counsel, the following are the material United States federal income tax consequences to the Company of its activities and to United States Holders and Non-United States Holders, each as defined below, of the common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of the Company's business as described in this prospectus and assumes that the Company conducts its business as described herein. References in the following discussion to the "Company" are to Scorpio Tankers Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of the Company

Taxation of Operating Income:  In General

The Company anticipates that it will earn, substantially all its income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as "shipping income."

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its "shipping income" that is treated as derived from sources within the United States, to which we refer as "United States source shipping income." For tax purposes, "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, the Company is not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source shipping income.

Unless exempt from tax under Section 883, the Company's gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

(1)
it is organized in a qualified foreign country, which is one that grants an "equivalent exemption" from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)	one of the following tests is met:

(A)
more than 50% of the value of its shares is beneficially owned, directly or indirectly, by qualified shareholders, which as defined includes individuals who are "residents" of a qualified foreign country, to which we refer as the "50% Ownership Test;' or

(B)	its shares are "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, to which we refer as the "Publicly-Traded Test".

The Republic of The Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, has been officially recognized by the IRS as a qualified foreign country that grants the requisite "equivalent exemption" from tax in respect of each category of shipping income the Company earns and currently expects to earn in the future. Therefore, the Company will be exempt from United States federal income taxation with respect to its United States source shipping income if it satisfies either the 50% Ownership Test or the Publicly-Traded Test.

After this offering, the Company should satisfy the Publicly-Traded Test, as discussed below. The Company does not currently anticipate a circumstance under which it would be able to satisfy the 50% Ownership Test after this offering.

Publicly-Traded Test

The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company's common shares, which constitute its sole class of issued and outstanding shares will, after this offering, be "primarily traded" on the New York Stock Exchange.

Under the regulations, the Company's common shares will be considered to be "regularly traded" on an established securities market if one or more classes of its shares representing more than 50% of its outstanding shares, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since, after this offering, all the Company's common shares will be listed on the New York Stock Exchange, the Company should satisfy the listing threshold.

It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. The Company anticipates that it will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as should be the case with the Company's common shares, such class of shares is traded on an established market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the "5 Percent Override Rule."

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of the Company's common shares, or "5% Shareholders," the regulations permit the Company to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of the Company's common shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of the Company's common stock for more than half the number of days during the taxable year.

The Company anticipates that after the offering is completed, it will be able to satisfy the Publicly-Traded Test and will not be subject to the 5 Percent Override Rule. However, there are factual circumstances beyond the Company's control that could cause the Company to lose the benefit of the Section 883 exemption.  For example, after the offering, Emanuele Lauro is expected to own as much as       % of the Company's outstanding common shares.  There is therefore a risk that the Company could no longer qualify for exemption under Code section 883 for a particular taxable year if other shareholders with a five percent or greater interest in the common shares were, in combination with Emanuele Lauro, to own 50% or more of the Company's outstanding common shares on more than half the days during the taxable year.

Under the regulations, if the Company does not satisfy the Publicly-Traded Test and therefore is subject to the 5 Percent Override Rule, the Company would have to satisfy certain substantiation requirements regarding the identity of its shareholders in order to qualify for the Code Section 883 exemption.  These requirements are onerous and there is no assurance that the Company would be able to satisfy them.

Taxation In Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, the Company's United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be "effectively connected" with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the Company's United States source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, the Company would generally be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of the Company's United States trade or business.

The Company's United States source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

•	the Company has, or is considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

•
substantially all of the Company's United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

The Company does not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the Company's shipping operations and other activities, it is anticipated that none of the Company's United States source shipping income will be "effectively connected" with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

If the Company qualifies for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of its vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. If, however, the Company's shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to United States federal income tax if such sale occurs in the United States.  To the extent possible, the Company intends to structure the sales of its vessels so that the gain therefrom is not subject to United States federal income tax.  However, there is no assurance the Company will be able to do so.

United States Federal Income Taxation of United States Holders

As used herein, the term "United States Holder" means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its common shares to a United States Holder will generally constitute dividends to the extent of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to the Company's common shares will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on the Company's common shares to a United States Holder who is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such United States Non-Corporate Holder at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which the Company's common stock will be traded); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, the Company has not been, is not and does not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There is no assurance that any dividends paid on the Company's common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although, as described above, they should be so eligible. Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude the Company's dividends from qualifying for such preferential rates prospectively from the date of enactment. Any dividends out of earnings and profits the Company pays which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share—paid by the Company. If the Company pays an "extraordinary dividend" on its common shares that is treated as "qualified dividend income," then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a "passive foreign investment company", a PFIC, for United States federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder holds the Company's common shares, either

•
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the Company's assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which the Company owns at least 25% of the value of the subsidiary's stock.  Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the Company was treated under specific rules as deriving its rental income in the active conduct of a trade or business.

The Company believes that its income from time charters should not be treated as passive income for purposes of determining whether it is a PFIC.  Although there is no legal authority directly on point, this position is based principally on the view that the gross income the Company derives from its time chartering activities should constitute services income, rather than rental income.  Accordingly, such income should not constitute passive income, and the assets that the Company owns and operates in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether the Company is a PFIC.  There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position.  Therefore, based on the Company's current operations and future projections, the Company should not be treated as a passive foreign investment company with respect to any taxable year after the offering.  Accordingly, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, the Company cannot assure you that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat the Company as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to the Company's common stock, as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," the Electing Holder must report for United States federal income tax purposes its pro rata share of the Company's ordinary earnings and net capital gain, if any, for each taxable year of the Company for which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from the Company by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as "qualified dividend income." Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gains tax rates. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that the Company incurs with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Company's common stock. A United States Holder would make a timely QEF election for shares of the Company by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when the Company was a PFIC. If the Company were to be treated as a PFIC for any taxable year, the Company would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, the Company anticipates will be the case, its shares are treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to the Company's common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Company's common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the Company's common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common shares;

•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, would be taxed as ordinary income and would not be "qualified dividend income"; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of "Non-United States Holders"

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a "Non-United States Holder."

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from the Company with respect to its common shares, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of the Company's common shares, unless:

•
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Dahlman Rose & Company
Subtotal
Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale.  The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.  The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken.  However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        a share under the public offering price.  Any underwriter may allow, and such dealers may also allow, a concession not in excess of $        a share to other underwriters or to certain dealers.  After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of         additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.  The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus.  To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.  If the underwriters' option is exercised in full, the total price to the public would be $       , the total underwriters' discounts and commissions would be $        and the total proceeds to us would be $       .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

Application has been made to have the common stock approved for quotation on the New York Stock Exchange under the symbol "STNG".

We, our directors, executive officers and certain other of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.  The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters; or

•
the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock.  Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position.  A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option.  The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market.  In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option.  The underwriters may also sell shares in excess of the over allotment option, creating a naked short position.  The underwriters must close out any naked short position by purchasing shares in the open market.  A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock.  The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.  These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock.  The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and their affiliates have in the past provided, and may in the future provide, investment banking, commercial banking, derivative transactions and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received customary fees and expenses.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         shares offered in this prospectus for        .  The number of shares of common stock available for sale to the general public will be reduced to the extent such person purchases such reserved shares.  Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

A prospectus in electronic format may be made available on the internet sites or through other on-line services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms on-line and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders on-line. The underwriters may agree with us to allocate a specific number of shares for sale to on-line brokerage account holders. Any such allocation for on-line distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Prior to this offering, there has been no public market for the shares of common stock.  The initial public offering price will be determined by negotiations between us and the representative of the underwriters.  Among the factors to be considered in determining the initial public offering price will be our future prospects and that of our industry in general, our earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those in which we engage.  The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2 (l)(e) of the Prospectus Directive.

For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus.  Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1) (e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) (a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom.  Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France: or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•
to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•
in a transaction that, in accordance with article L.411-2-II-l º -or- 3º of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

Neither this prospectus nor any other material relating to the common stock which is the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations.  The common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.  The common stock is being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the common stock are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the common stock may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore.  Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(lA), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•
to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the common shares and certain other matters relating to United States Federal income and Marshall Islands tax considerations and to Marshall Islands corporations law will be passed upon for us by Seward & Kissel LLP, New York, New York. The underwriters have been represented in connection with this offering by Davis Polk & Wardwell LLP.

EXPERTS

The combined financial statements as of December 31, 2008 and 2007, and for each of the two years in the period ended December 31, 2008, included in this Prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The sections in this prospectus titled "Prospectus Summary" and "The International Tanker Industry" have been reviewed by Fearnley, which has confirmed to us that such sections accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Upon completion of this offering, we will be subject to the reporting requirements of the Exchange Act. We will furnish holders of common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and intend to make available quarterly financial information containing selected unaudited financial data for the first three quarters of each fiscal year, which quarterly financial data will be reviewed by the Company's independent auditors pursuant to the Statement of Auditing Standards 100. The audited financial statements will be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but will be required to furnish those proxy statements to shareholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," our officers and directors and holders of more than 10% of our issued and outstanding common shares, which we refer to collectively as insiders, will be exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of our common share as well as from Section 16 short swing profit reporting and liability.

TANKER INDUSTRY DATA

The discussions contained under the heading "The International Tanker Industry" have been reviewed by Fearnley, which has confirmed to us that they accurately describe the international tanker market as of the date of this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Fearnley from its database. Fearnley compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee		$10,695
Printing and Engraving Expenses
Legal Fees and Expenses
Accountants' Fees and Expenses
NYSE Listing Fee
FINRA Fee
Blue Sky Fees and Expenses
Transfer Agent's Fees and Expenses
Miscellaneous Costs
Total	$

ENFORCEABILITY OF CIVIL LIABILITIES

Scorpio Tankers Inc. is a Marshall Islands company, and our executive office is located outside of the United States in Monaco, although we also have an office in New York.  Some of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry.

Aframax tanker.  A tanker ranging in size from 85,000 dwt to 120,000 dwt.

Annual survey.  The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast.  A voyage during which the vessel is not laden with cargo.

Bareboat charter.  A charter of a vessel under which the vessel-owner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the vessel and for the management of the vessel. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating costs, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a "demise charter" or a "time charter by demise" and involves the use of a vessel usually over longer periods of time ranging over several years The owner of the vessel receives monthly charterhire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers.  Fuel oil used to operate a vessel's engines, generators and boilers.

CERCLA. Comprehensive Environmental Response, Compensation and Liability Act.

Charter.  The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer.  The party that hires a vessel pursuant to a charter.

Charterhire.  Money paid to the vessel-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter rate.  The amount of money agreed between the charterer and the vessel-owner accrued on a daily or monthly basis that is used to calculate the vessel's charterhire.

Classification society.  An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being "in class" as of the date of issuance.

Clean petroleum products.  Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gasoil.

Contract of Affreightment.  A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship's operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight ton or "dwt."  A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's dwt or total deadweight is the total weight necessary to submerge the vessel to its maximum permitted draft.

Dirty petroleum products.  Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products usually require heating during a voyage, because their viscosity or waxiness makes discharge difficult at ambient temperatures.

Double-hull.  Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Draft.  Vertical distance between the waterline and the bottom of the vessel's keel.

Drydocking.  The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Gross ton.  A unit of weight equal to 2,240 pounds.

Handymax (also known as MR or Medium Range) tanker.  A tanker ranging in size from 25,000 dwt to 50,000 dwt.

Handysize tanker:  A tanker ranging in size from 10,000 dwt to 25,000 dwt.

Hull.  Shell or body of a vessel.

IMO.  International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

ISM Code. International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel-owners to obtain a safety management certification for each vessel they manage.

ISPS Code. International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to vessels and ports.

Intermediate survey.  The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

Metric ton.  A unit of weight equal to 1,000 kilograms.

Newbuilding.  A new vessel under construction or just completed.

Off-hire.  The period a vessel is unable to perform the services for which it is required under a time charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA.  Oil Pollution Act of 1990 of the United States (as amended).

Panamax tanker.  A tanker ranging in size from 55,000 dwt to 85,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Panama Canal.

Period charter.  A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

Product tanker. A tanker designed for the carriage of refined petroleum products whose cargo tanks are usually coated with epoxy-based paint to facilitate the cleaning of the tanker between the carriage of different cargoes and to prevent product contamination and hull corrosion. A product tanker typically has multiple cargo tanks capable of handling different cargoes simultaneously. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and indemnity (or P&I) insurance.  Insurance obtained through mutual associations (called "Clubs") formed by vessel-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Refined petroleum products.  Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Scrapping.  The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Single-hull.  A hull construction design in which a vessel has only one hull.

Sister ship.  Vessels of the same type and specification.

SOLAS.  The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey.  An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot charter.  A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, consisting mostly of a single voyage between one load port and one discharge port.

Spot market.  The market for the immediate chartering of a vessel, usually for single voyages.

Strict liability.  Liability that is imposed without regard to fault.

Suezmax tanker.  Tanker ranging in size from 120,000 dwt to 200,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

Tanker.  Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products, liquid chemicals and liquid gas.

Time charter.  A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The vessel-owner pays all vessel operating costs such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, except for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Time charter equivalent (TCE) rates.   Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

Trip time charter.  A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and vessel-owner as described under time charter and voyage charter.

Ton.  See "Metric ton."

Ultra Large Crude Carrier (ULCC). A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 350,000 dwt.

Very Large Crude Carrier (VLCC). A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 300,000 dwt.

Vessel operating costs.  The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating costs exclude fuel and port charges, which are known as "voyage expenses." For a time charter, the vessel-owner pays vessel operating costs. For a bareboat charter, the charterer pays vessel operating costs.

Voyage charter.  A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses.  Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent's fees, canal dues and extra war risk insurance, as well as commissions.

INDEX TO COMBINED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Audited Combined Financial Statements
Combined Balance Sheets as of December 31, 2008 and 2007	F-3
Combined Income Statements for the years ended December 31, 2008 and 2007	F-4
Combined Statements of Changes in Shareholder's Equity for the years ended December 31, 2008 and 2007	F-5
Combined Cash Flow Statements for the years ended December 31, 2008 and 2007	F-6
Notes to the Combined Financial Statements	F-7

Unaudited Condensed Combined Financial Statements
Unaudited Condensed Combined Balance Sheets as of September 30, 2009 and December 31, 2008 and Unaudited Condensed Combined Pro Forma Balance Sheet as of September 30, 2009	F-29
Unaudited Condensed Combined Income Statements for the Nine Months Ended September 30, 2009 and 2008	F-29
Unaudited Condensed Combined Statements of Changes in Shareholder's Equity for the Nine Months Ended September 30, 2009 and 2008	F-30
Unaudited Condensed Combined Cash Flow Statements for the Nine Months Ended September 30, 2009 and 2008	F-31
Notes to the Unaudited Condensed Combined Financial Statements	F-32

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Majuro, Marshall Island

We have audited the accompanying combined balance sheets of Scorpio Tankers Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related combined income statements, combined statements of changes in shareholder's equity, and combined cash flow statements for each of the two years in the period ended December 31, 2008. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Scorpio Tankers Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

/s/ Deloitte LLP

DELOITTE LLP

London, United Kingdom

December 16, 2009

Scorpio Tankers Inc. and Subsidiaries

Combined balance sheets
December 31, 2008 and 2007

		As of December 31,
	Notes				2008				2007
		$		$		$		$
Assets
Current assets
Cash and cash equivalents			3,607,635				1,153,743
Accounts receivable	2		3,701,980				4,704,933
Prepaid expenses			39,596				62,064
Inventories	3		502,514				389,736

Total current assets					7,851,725				6,310,476

Non current assets
Vessels and drydock	4				109,260,102				116,244,546

Total assets					117,111,827				122,555,022

Current liabilities
Bank loan	6		3,600,000				3,600,000
Accounts payable	5		841,070				488,816
Accrued expenses			495,430				745,987
Shareholder payable	8		22,028,323				19,433,097
Related party payable	8		27,406,408				27,406,408
Derivative financial instruments	7		706,078				129,648

Total current liabilities					55,077,309				51,803,956

Non current liabilities
Bank loan	6		39,800,000				43,400,000
Derivative financial instruments	7		1,935,352				453,824

Total non current liabilities					41,735,352				43,853,824

Total liabilities					96,812,661				95,657,780

Shareholder's equity

Issued and authorised share capital:
1,500 shares of $1.00 each			1,500				1,500
Merger reserve			20,297,666				26,895,742

Total Shareholder's equity					20,299,166				26,897,242

Total liabilities and shareholder's equity					117,111,827				122,555,022

The accompanying notes are an integral part of these combined financial statements.

Scorpio Tankers Inc. and Subsidiaries

Combined income statements
For the years ended December 31, 2008 and 2007

		For the year ended December 31
	Notes				2008				2007
		$		$		$		$

Revenue:
Vessel revenue	9				39,274,196				30,317,138

Operating expenses:
Charter hire	10		(6,722,334)				-
Vessel operating costs	11		(8,623,318)				(7,600,509)
Depreciation			(6,984,444)				(6,482,484)
General and administrative expenses			(600,361)				(590,772)

Total operating expenses					(22,930,457)				(14,673,765)

Operating income					16,343,739				15,643,373

Other income and (expense)
Interest expense – bank loan			(1,710,907)				(1,953,344)
Realized loss on derivative financial instruments			(405,691)				(523,694)
Unrealized loss on derivative financial instruments			(2,057,957)				(1,245,472)
Interest income			35,492				142,233
Other expenses, net			(18,752)				(9,304)

Total other expense, net					(4,157,815)				(3,589,581)

Net income					12,185,924				12,053,792

Attributable to:
Equity holders of the parent					12,185,924				12,053,792

Net earnings per share	13
Basic					$8,124				$8,036
Diluted					$8,124				$8,036

There were no sources of comprehensive income in either period other than those shown above. All operations were continuing in both years shown.

The accompanying notes are an integral part of these combined financial statements.

Scorpio Tankers Inc. and Subsidiaries

Combined statement of changes in shareholder's equity
For the years ended December 31, 2008 and 2007

	Common Stock
	Shares		Share Capital		Merger reserve		Total
	Number	$		$		$

Balance at January 1, 2007	1,500		1,500		21,935,450		21,936,950
Net income for the year	-		-		12,053,792		12,053,792
Dividends paid ($ 4,729 per share)	-		-		(7,093,500)		(7,093,500)

Balance at December 31, 2007	1,500		1,500		26,895,742		26,897,242

Net income for the year	-		-		12,185,924		12,185,924
Dividends paid ($ 12,523 per share)	-		-		(18,784,000)		(18,784,000)

Balance at December 31, 2008	1,500		1,500		20,297,666		20,299,166

The accompanying notes are an integral part of these combined financial statements.

Scorpio Tankers Inc. and Subsidiaries

Combined cash flow statements
For the years ended December 31, 2008 and 2007

	For the year ended December 31
				2008				2007
	$		$		$		$
Operating activities
Net income		12,185,924				12,053,792

Depreciation		6,984,444				6,482,484
Unrealized loss on derivatives		2,057,957				1,245,472
				21,228,325				19,781,748
Changes in assets and liabilities:
(Increase)/decrease in inventories		(112,778)				18,029
Decrease in accounts receivable		1,002,953				2,953,719
Decrease in prepaid expenses		22,469				83,250
Increase/(decrease) in accounts payable		352,254				(354,448)
Decrease in related party payable		-				(8,417,500)
Increase/(decrease) in shareholder payable		2,595,226				(8,186,213)
Decrease in accrued expenses		(250,557)				(47,812)

				3,609,567				(13,950,975)
Net cash inflow from operating activities				24,837,892				5,830,773

Financing activities
Dividends paid		(18,784,000)				(7,093,500)
Bank loan repayment		(3,600,000)				(3,600,000)

Net cash outflow from financing activities				(22,384,000)				(10,693,500)

Increase/(decrease) in cash and cash equivalents				2,453,892				(4,862,727)

Cash and cash equivalents at January 1				1,153,743				6,016,470

Cash and cash equivalents at December 31				3,607,635				1,153,743

Supplemental information:
Interest paid				1,821,439				1,969,014

The accompanying notes are an integral part of these combined financial statements.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

1.            General information and significant accounting policies

Company

Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009 by Simon Financial Limited (Simon).  On October 1, 2009, Simon transferred to Scorpio Tankers Inc. three operating subsidiary companies, as described further below. Scorpio Tankers Inc. and its subsidiaries (together the Company) are engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Simon is incorporated in Liberia and is the ultimate parent company and controlling party of the Company. Simon is owned by members of the Lolli-Ghetti family. Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family.  At December 31, 2008, the Lolli-Ghetti family owns 100% of the Company's outstanding common shares and therefore maintains a controlling interest in the Company.

Business

The Company's fleet consists of three wholly owned Panamax tankers engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets.

The Company's vessels, as described in Note 8, are commercially managed by Scorpio Commercial Management S.A.M. (SCM) which is a subsidiary of Simon.  SCM's services include securing employment, in the spot market and on time charters, for the Company's vessels.

The Company's vessels, as described in Note 8, are technically managed by Scorpio Ship Management S.A.M. (SSM), which is also owned by members of the Lolli-Ghetti family.  SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the Company's vessels such as drydocks and vetting/inspection under a technical management agreement.

SSM also provides the Company with administrative services pursuant to an administrative services agreement.  The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space.

The Company pays their managers fees for these services and reimburses them for direct or indirect expenses that they incur in providing these services to the Company.

Basis of accounting

The combined financial statements have been presented in United States dollars (USD or $), which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries.  The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and on a historical cost basis, except for the revaluation of certain financial instruments.

Since the Company has not previously prepared standalone or combined financial statements, the Company is a first time adopter of IFRS. The combined financial statements do not include any IFRS 1 first time adoption reconciliations as there are no prior period financial statements.

Simon transferred three subsidiaries to the Company (see below) on October 1, 2009 for a nominal consideration. For accounting purposes, this transfer represents a combination of entities under common control, with Simon being the ultimate parent company of all entities in the Company throughout all periods shown. As such, this business combination is outside the scope of IFRS 3, "Business Combinations", and the 2008 and 2007 results have therefore been prepared using the principles of merger accounting. Under this method:

●
the carrying values of the assets and liabilities of the parties to the combination are recorded at the historical carrying amount of those assets and liabilities and are not adjusted to fair value on consolidation;

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

1.	General information and significant accounting policies (continued)

●
the results and cash flows of all the combining entities are brought into the combined financial statements of the combined entity from the beginning of the financial year in which the combination occurred. Prior year comparatives are also presented on the basis that the combination was in place throughout the prior year; and

●
the difference between the historical carrying amount of net assets transferred and the consideration provided on transfer has been recognized in equity through share capital and the merger reserve.  The share capital presented represents the share capital of Scorpio Tankers Inc. as if Scorpio Tankers Inc. has been incorporated throughout the periods presented.  The remaining difference between historical carrying amount of net assets transferred and consideration paid is recognized in a merger reserve.

Any profits recognized after the reorganization will be recognized in equity within retained earnings in subsequent financial periods.

Subsidiaries transferred to Scorpio Tankers Inc. on October 1, 2009 were:

Company	Vessel	Percent owned	Incorporated in

Noemi Shipping Company Limited	Noemi	100%	The Republic of the Marshall Islands
Senatore Shipping Company Limited	Senatore	100%	The Republic of the Marshall Islands
Venice Shipping Company Limited (A)	Venice	100%	The Republic of the Marshall Islands

All inter-company transactions, balances, income and expenses are eliminated on combination. There have been no cost allocations from Simon, as all costs of doing business have been included in the operations of the subsidiaries.

Going concern

The financial statements have been prepared in accordance with the going concern basis of accounting for the reasons outlined in the "Liquidity Risk" section of Note 14.

Significant Accounting Policies

Common control transactions

The assets and liabilities transferred from entities under common control are recorded at the transferor's carrying values. Any difference between the carrying value of the net assets acquired, and the consideration paid by the Company is accounted for as an adjustment to shareholder's equity. The net assets transferred and their results are recognized from the date on which control was obtained by the ultimate controlling party.

Revenue recognition

Vessel revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, and other sales-related or value added taxes.

Vessel revenue is comprised of time charter revenue and pool revenue. Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract. Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

1.	General information and significant accounting policies (continued)

(i)	the Pool Points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and

(ii)	the number of days the vessel participated in the pool in the period.

The Company recognizes pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue for the month can be estimated reliably.  The Company receives estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated monthly pool revenue.  On a quarterly basis, the Company receives a report from the pool which identifies the number of days the vessel  participated in the pool, the total Pool Points for the period, the total pool revenue for the  period, and the calculated share of pool revenue for the vessel.  The Company reviews the quarterly report for consistency with each vessel's pool agreement and vessel management records.  The estimated pool revenue is reconciled quarterly to the actual pool revenue earned, per the pool report.

Interest receivable is accrued on a time basis and includes interest earned on cash deposits.

Vessel operating costs

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees, are expensed as incurred.

Earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders of the parent by the weighted average number of common shares outstanding assuming that the reorganization described under "Basis of Accounting" was effective during the period. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.  For the years ended December 31, 2008 and 2007, the Company has no potentially dilutive common shares.

Operating leases

Costs in respect of operating leases are charged to the combined income statement on a straight line basis over the lease term.

Foreign currencies

The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which the company operates (its functional currency), which in all cases is US dollars. For the purpose of the combined financial statements, the results and financial position of the Company are also expressed in US dollars.

In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the US dollar are recorded at the rate of exchange prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the combined income statement. The amount charged to the combined income statement during 2008 was a gain of $43,937, and a loss of $17,433 in 2007.

Segment reporting

A business segment is a distinguishable component of an entity that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of an entity that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The Company has one business segment and one geographical segment since (i) all of the vessels are Panamax vessels and operate in the oil and refined petroleum products transportation market and (ii) all of the vessels can trade in the international shipping market and are not limited to specific parts of the world.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

1.	General information and significant accounting policies (continued)

Vessels and drydock

The fleet is measured at cost, which includes directly attributable financing costs and the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.

Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery. The estimated useful life of each vessel is 20 years. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the balance sheet date with changes accounted for prospectively. (See Note 4 for discussion of changes in the residual values during the period).

The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 48 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock.

For an acquired or newly built vessel, a portion of the vessels cost is allocated to the components expected to be replaced or re-furbished at the next drydock.  This notional drydock cost is estimated by the Company, based on the expected costs related to the first-coming drydock, which is based on experience and past history of similar vessels, and carried separately from the cost of the vessel. Subsequent drydocks are recorded at actual cost incurred. The drydock asset is amortized on a straight-line basis to the next estimated drydock. The estimated amortization period for a drydock is based on the estimated period between drydocks.  The Company estimates the period between drydocks to be 30 months except for the drydock portion of a newly built vessel, which is amortized over 48 months. When drydock expenditure is incurred prior to the expiry of this period, the remaining balance is expensed.

Impairment of vessels and drydock

At each balance sheet date, the Company reviews the carrying amount of its vessels and drydock to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, the recoverable amount of the vessels and drydock is estimated in order to determine the extent of the impairment loss (if any).  The Company treats each vessel and the related drydock as a cash generating unit.

Recoverable amount is the higher of the fair value less cost to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of the cash generating unit is estimated to be less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in the prior years. A reversal of impairment is recognized as income immediately.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

1.           General information and significant accounting policies (continued)

Inventories

Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realisable value. Cost is determined by an average of the three last purchases, which is considered to be materially equivalent to a weighted average basis. Stores and spares are charged to vessel operating costs when purchased.

Financial instruments

Financial assets and financial liabilities are recognized in the Company's balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Financial assets

All financial assets are recognized and derecognized on a trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: financial assets 'at fair value through profit or loss' (FVTPL), and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is held for trading.

A financial asset is classified as held for trading if:

●	it has been acquired principally for the purpose of selling in the near future; or

●	it is a part of an identified portfolio of financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

●	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 14.

Receivables

Amounts due from the pool and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as accounts receivable. Accounts receivable are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

1.	General information and significant accounting policies (continued)

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Financial assets objective evidence of impairment could include:

●	significant financial difficulty of the issuer or counterparty; or

●	default or delinquency in interest or principal payments; or

●	it becomes probable that the borrower will enter bankruptcy or financial reorganization.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with maturities of three months or less from the date of acquisition, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.  The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL' or ‘other financial liabilities'.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL where the financial liability is held for trading, using the criteria set out above for financial assets.

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss as the Company chooses not to disclose the effective interest rate for debt instruments that are classified as at fair value through profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 14.

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and a financial liability.  It allocates interest income and interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash  flows (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial asset and financial liability, or, where appropriate, a shorter period.

Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to interest rates. Further details of derivative financial instruments are disclosed in Notes 7 and 14 to the combined financial statements.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

1.	General information and significant accounting policies (continued)

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in profit or loss immediately.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities.  Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

The Company has 1,500 registered shares authorized and issued with a par value of $1.00 per share. These shares provide the holders with rights to dividends and voting rights.

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable that the Company will be required to settle that obligation. Provisions are measured at the Company's best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Dividends

A provision for dividends payable is recognized when the dividend has been declared in accordance with the terms of the shareholder agreement.

Dividend per share presented in these combined financial statements is calculated by dividing the aggregate dividends declared by all of Scorpio Tankers Inc's subsidiaries by the number of Scorpio Tankers Inc shares assuming these shares have been outstanding throughout the periods presented.

Critical accounting judgements and key sources of estimation uncertainty

In the application of the accounting policies, we are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements and estimates are as follows:

Revenue recognition

We currently generate all of revenue from time charters and pools. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters.  Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter.  Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

1.	General information and significant accounting policies (continued)

Vessel impairment

The Company evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss.  If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.  In assessing the fair value less cost to sell of the vessel, the Company obtains vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired.  The current economic climate has meant that the Company's valuers have referred to uncertainties in their assessment of the fair value of the Company's vessels as of December 31, 2008 and the very limited information on comparable transactions and market demand.

If an indication of impairment is identified, the need for recognising an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.  We are satisfied that, in the years ended 31 December 2008 and 2007, the recoverable amount of each of the vessels is higher than the carrying value and consequently no impairments are required.

Vessel lives and residual value

The carrying value of each of our vessel represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives.  The estimated useful life of each vessel is 20 years from date of initial delivery from the shipyard. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the year end.

An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or estimated residual value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted to end at the date such regulations become effective. The estimated residual value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

The Company recognizes drydock costs as a separate component of the vessels' carrying amounts and amortizes the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal.  We expect that our vessels will be required to be drydocked approximately every 30 to 48 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in undertaking the drydock.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

1.	General information and significant accounting policies (continued)

Standards and interpretations in issue not yet adopted

At the date of authorisation of these combined financial statements, the following new and revised standards and interpretations were in issue but not yet effective for the Company:

IFRS 1 (amended)/IAS 27 (amended)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 3 (revised 2008)	Business Combinations
IFRS 8	Operating Segments
IFRS 9	Financial Instruments
IAS 27 (revised 2008)	Consolidated and Separate Financial Statements
IFRIC 12	Service Concession Arrangements
IFRIC 15	Agreements for the Construction of Real Estate

In addition, certain other revisions to IFRS 5, IFRS 7, IAS7, IAS 16, IAS 17, IAS 28, IAS 36, IAS 38 and IAS 39 were in issue but not yet effective for the Company.

The Company anticipates that the adoption of these standards and interpretations in future periods will have no material impact on the combined financial statements of the Company.

2.           Accounts receivable

	As of December 31,
	2008		2007

	$		$
Amounts due from Scorpio Panamax Tanker Pool Limited		3,581,581		4,546,371
Other receivables		120,399		158,562
		3,701,980		4,704,933

Scorpio Panamax Tanker Pool Limited is a related party, as described in Note 8.

The Company considers that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof.  Accounts receivable are non-interest bearing.

At December 31, 2008 and December 31, 2007, no material debtor balances were past due or impaired.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

3.           Inventories

	As of December 31,
	2008		2007
	$		$
Lubricating oils		465,643		344,238
Other		36,871		45,498
		502,514		389,736

4.           Vessels and drydock

	Vessels		Drydock		Total
Cost	$		$		$
As of January 1, and December 31, 2008		138,713,588		2,105,847		140,819,435

Accumulated depreciation
As of January 1, 2008		(23,267,993)		(1,306,896)		(24,574,889)
Charge for the year		(6,450,651)		(533,793)		(6,984,444)

As of December 31, 2008		(29,718,644)		(1,840,689)		(31,559,333)

Net book value
As of December 31, 2008		108,994,944		265,158		109,260,102

	Vessels		Drydock		Total
Cost	$		$		$
As of January 1, and December 31, 2007		138,713,588		2,105,847		140,819,435

Accumulated depreciation
As of January 1, 2007		(17,432,847)		(659,558)		(18,092,405)
Charge for the year		(5,835,146)		(647,338)		(6,482,484)

As of December 31, 2007		(23,267,993)		(1,306,896)		(24,574,889)

Net book value
As of December 31, 2007		115,445,595		798,951		116,244,546

Two of the Company's vessels with a net book value as of December 31, 2008 of $85,328,080 have been provided as collateral for a long term loan agreement (see Note 6). The Company's remaining vessel has been provided as collateral under a third party commercial agreement, although this arrangement was cancelled in December 2009 (see note 15).

As described in Note 1, General information and significant accounting policies, Vessels and drydock, depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of vessels from date of delivery. The residual value of vessels is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the balance sheet date. Where there is a significant change in the estimated residual value, the resulting effect on depreciation expense is accounted for in the period of change and in future periods.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

4.           Vessels and drydock (continued)

In accordance with this accounting policy, the Company evaluated the estimated residual value of each vessel at December 31, 2007 taking into consideration the scrap market rate ruling at this date.  As a result of a significant increase in the scrap market rate, the Company increased its estimated residual values of its vessels.  The change in the estimated residual value at December 31, 2007 resulted in a decrease in depreciation expense of $717,082 in the year ended December 31, 2007 as compared to the depreciation which would have been recorded using the estimated residual values prevailing at December 31, 2006.

Additionally, the Company evaluated the estimated residual value of each vessel at December 31, 2008 taking into consideration the scrap market rate ruling at this date. As a result of a significant decrease in the scrap market rate, the Company decreased its estimated residual values of its vessels.  The change in the estimated residual value at December 31, 2008 resulted in an increase in depreciation expense of $615,506 in the year ended December 31, 2008, as compared to the depreciation which would have been recorded using the estimated residual values prevailing at December 31, 2007. See Note 15, Subsequent Events, for a discussion of changes in the estimated residual values subsequent to December 31, 2008.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

5.           Accounts payable

	As of December 31,
	2008		2007
	$		$
Amounts due to suppliers		711,226		273,740
Amounts due to Scorpio Panamax Tanker Pool Limited		129,844		215,076
		$841,070		$488,816

Scorpio Panamax Tanker Pool Limited is a related party, as described in Note 8.

The majority of accounts payable are settled with a cash payment within 90 days.  No interest is charged on accounts payable.  The Company considers that the carrying amount of accounts payable approximate to their fair value.

6.           Bank loan

Two of Scorpio Tankers Inc.'s wholly-owned subsidiaries, Senatore Shipping Company Limited and Noemi Shipping Company Limited, are joint and several borrowers under a loan agreement dated May 17, 2005 (the 2005 Credit Facility), entered into with The Royal Bank of Scotland plc.  The initial amount of the 2005 Credit Facility was $56,000,000, consisting of two tranches, one for each vessel-owning subsidiary.  Each tranche is repayable in 40 consecutive quarterly installments of $450,000, plus a balloon payment of $10,000,000, to be made together with the 40th installment of each tranche (due on May 18, 2015).

Interest on the 2005 Credit Facility is currently payable at US$ LIBOR plus 0.70%.  The facility includes a variety of restrictive operating covenants including a loan to value financial covenant and a change of control covenant.  The Company was in compliance with all of its covenants as of December 31, 2008.

As security for the loan the lender has:

a)           a first preferred mortgage on Senatore and Noemi; and

b)           an assignment of the earnings and any insurance proceeds on Senatore and Noemi.

	As of December 31,
	2008		2007
	$		$
Current portion		3,600,000		3,600,000
Non-current portion		39,800,000		43,400,000
		43,400,000		47,000,000

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

7.           Derivative financial instruments

The Company is exposed to interest rate risk on the 2005 Credit Facility due to changes in market interest rates. In order to fix the interest rate of the 2005 Credit Facility, Senatore Shipping Company Limited and Noemi Shipping Company Limited each signed an amortising interest rate swap with The Royal Bank of Scotland plc on April 15, 2005 for an initial notional amount of $56,000,000.

On February 15, 2007 these swap contracts were amended by reducing the then notional amount by 50%. As a result of the amendment, the Company received $366,000, which was recognized in the 2007 combined income statement within the realized loss on derivative financial instruments.

The notional interest rate swap amount was $21,700,000 as of December 31, 2008 and $23,500,000 as of December 31, 2007.  The Company has not elected to apply hedge accounting for these swaps.

The carrying value (liability) of the Company's interest rate swaps is as follows:

	As of December 31,
	2008		2007
	$		$
Current portion		(706,078)		(129,648)
Non-current portion		(1,935,352)		(453,824)
		(2,641,430)		(583,472)

These instruments are carried at fair value through profit and loss.  See Note 14 for further details.

8.           Related party transactions

Transactions with subsidiaries of Simon (herein referred to as Simon subsidiaries) and transactions with entities outside of Simon but controlled by members of the Lolli-Ghetti family (herein referred to as related party affiliates) in the combined income statements are as follows:

	For the year ended December 31,
	2008		2007
	$		$
Vessel revenue (A)		20,980,233		19,759,614
Vessel operating costs (B)		(765,422)		(739,994)
General and administrative expenses (C)		(619,421)		(536,910)

(A)	These transactions related to revenue earned in the Scorpio Panamax Tanker Pool (the Pool) a Simon subsidiary (See Note 9).

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

8.           Related party transactions (continued)

In January 2007, the Noemi was time chartered to King Dustin, which is 50% jointly controlled by a Simon subsidiary. The revenue recognized by the Company from King Dustin for the years ended December 31, 2008 and 2007 was $8,878,913 and $8,273,324, respectively.

(B)
These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the combined income statement.  The Company's fees under technical management arrangements with SSM were not at market rates.  The Company estimates that its technical management fees for the years ended December 31, 2008 and 2007 would have been $601,704 and $600,060, respectively, and would have increased net income for the periods by $163,718 and $139,934, respectively, had the Company operated as an unaffiliated entity.  The Company's estimate is based upon the rates charged to third party participants by the related party affiliate in 2008 and 2009.  The Company signed new technical management agreements for its vessels in December 2009 (See Note 15).

(C)
These transactions represent commercial management fees charged by SCM (a Simon subsidiary) and administrative fees charged by SSM and are both included in general and administrative expenses in the combined income statement

•
The Company incurred commercial management fees of $37,996 and $56,287 for the years ended December 31, 2008 and 2007, respectively.  The Company's commercial management fees for vessels not in the Pool were not at market rates in 2008 and 2007.  The Company estimates that its commercial management fees for the years ended December 31, 2008 and 2007 would have been $411,675 and $240,219, respectively, and would have decreased net income for the periods by $373,679 and $183,932, respectively, had the Company operated as an unaffiliated entity.  The Company's estimate is based upon the rates charged to third party participants in the Pool for 2008 and 2007. The Company signed new commercial management agreements for its vessels in December 2009 (See Note 15).

•
The Company incurred administrative management fees of $581,425 and $1,042,203 for the years ended December 31, 2008 and 2007, respectively.  The administrative fee included services for accounting, administrative, information technology and management of the Company.  The Company's fees under administrative management arrangements may not have been at market rates.  The Company cannot estimate what the cost would have been if we operated as an unaffiliated party, but believes the costs for the years ended December 31, 2008 and 2007 were reasonable and appropriate for the services provided. The Company agreed upon the terms of a new administrative services agreement in December 2009 (See Note 15).

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

8.           Related party transactions (continued)

The Company had the following assets and liabilities with related parties which have been included in the combined balance sheets:

	As of December 31,
	2008		2007
	$		$
Assets:
Accounts receivable (Note 2)		3,581,581		4,546,371

Liabilities:
Accounts payable (Note 5)		129,844		215,076
Related party payable (D)		27,406,408		27,406,408
Shareholder payable (E)		22,028,323		19,433,097

(D)
The related party payable at December 31, 2008 and 2007 was $27,406,408 and is owed to a subsidiary of Simon. The payable is repayable upon demand is non interest bearing and unsecured. The outstanding balance as of November 2009 was converted to equity as a capital contribution (See Note 15).

(E)
The shareholder payable is owed to Simon. Historically, the Company and the shareholder transferred cash depending on the need of each entity and the excess cash available. The payable is non-interest bearing and unsecured. In November 2009, the outstanding balance was converted to equity as a capital contribution (See Note 15).

Key management remuneration

Executive management of the Company was provided by a related party affiliate and included in the management fees described in (C) above. The Company did not have any employees throughout the periods presented.  If  the Company was not part of Simon, and had the same ownership structure and a contract for administrative services, the Company estimates its general and administrative costs would have been comparable with the general and administrative costs presented on the combined income statement for the years ended December 31, 2008 and 2007.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

9.           Vessel revenue

During 2008 and 2007, the Company had two vessels that were time chartered out.  The remaining revenue was from vessels operating in the Pool.

Revenue sources

	For the year ended December 31
	2008		2007
	$		$
Time charter revenue		18,293,963		10,557,524
Pool revenue		20,980,233		19,759,614
		39,274,196		30,317,138

Time charter out contracts:

	Time Charter Out
Vessel	From	To (i)	Daily rate

Noemi	Jan. 2007	Jan 2012	$24,500
Senatore	Sept 2007	Sept 2010	$26,000

(i)	The time charter contracts terminate plus or minus 30 days from the anniversary date.

(ii)	For the vessels and periods not covered above, the vessels participated in the Pool.

The estimated minimum future time charter revenue to be received is as follows:
	As of December 31
	2008		2007
	$		$
Within 1 year		18,432,500		18,483,000
Between 1 and 5 years		25,601,500		44,034,000
		44,034,000		62,517,000

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

10.           Charter hire expense

On May 29, 2008, one of the vessels owned by the Company that was chartered out was chartered in for one year at a rate of $26,750 per day and treated as an operating lease.  The vessel operated in the Scorpio Panamax Tanker Pool until the time charter ended on May 1, 2009. The time charter contract also included a profit and loss sharing arrangement where (i) the Company agreed to pay 50% of the vessel's earnings from the pool in excess of $26,750 per day (an increase in charter hire expense) to the charterer, and (ii) the charterer agreed to pay 50% of the vessel's earnings from the pool below $26,750 per day (a decrease in charter hire expense). During 2008, the profit sharing arrangement resulted in an additional expense of $1,007,000.

The minimum lease payments (excluding any adjustment for the profit and loss arrangement) as of December 31, 2008 for 2009 were $4,012,500.  There were no payments due after May 2009. There were no minimum lease payments due as of December 31, 2007.

Prior to the charter in arrangement described above, the Company has not historically entered into any other charter in agreements. Since the completion of the charter-in arrangement in May 2009, the Company has not entered into any similar arrangements and does not expect to enter into any future charter-in arrangements.

11.           Vessel operating costs

Vessel operating costs primarily represents crew related costs, stores, routine maintenance and repairs, insurance, technical management fees, and other related costs.  The procurement of these services is managed on the Company's behalf by its technical manager, SSM (see Note 8).

12.           Tax

Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands' income tax.  The Company is also exempt from income tax in other jurisdictions including the United States of America due to tax treaties; therefore, the Company did not have any tax charges, benefits, or balances at December 31, 2008 and 2007.

13.           Earnings per share

The calculation for both basic and diluted earnings per share is based on net income attributable to equity holders of the parent of $12,185,924 (2007: $12,053,792) and a weighted average number of ordinary shares of 1,500 (2007: 1,500). There were no dilutive instruments in either period.

14.           Financial instruments

Funding and capital risk management

The Company manages its funding and capital resources to ensure the Company's ability to continue as a going concern while maximizing the return to the shareholder through optimization of the debt and equity balance.

The Company does not currently have any gearing targets and is not subject to externally imposed capital requirements.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

14.           Financial instruments (continued)

Categories of financial instruments

	Carrying value As of December 31
	2008		2007
Financial assets	$		$
Cash and cash equivalents		3,607,635		1,153,743
Loans and receivable		3,701,980		4,704,933

Financial liabilities
Fair value through profit and loss - Derivative financial instruments		2,641,430		583,472
Other liabilities		94,171,261		95,074,308

Derivative financial instruments, comprised solely of interest rate swaps, are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates to determine the fair value.

The fair value of other financial assets and liabilities are approximately equal to their carrying values.

Financial risk management objectives

The Company identifies and evaluates significant risks on an ongoing basis with the objective of managing the sensitivity of the Company's results and financial position to those risks. These risks include market risk, credit risk and liquidity risk.

The use of financial derivatives is governed by the Company's policies approved by the board of directors.

Market risk

The Company's activities expose it to the financial risks of changes in interest rates. See Note 6 for a description of the interest rate risk.

The Company enters into interest rate swaps to mitigate the risk of rising interest rates.

The combined income statement includes the following material items in respect of such instruments:

	For the year ended December 31
	2008		2007
	$		$
Realized loss on interest rate swaps		405,691		523,694
Unrealized loss on interest rate swaps		2,057,957		1,245,472
		2,463,648		1,769,166

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

14.           Financial instruments (continued)

Sensitivity analysis – Interest rate swap

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at balance sheet date was outstanding for the whole year.

If interest rates had been 1% higher/lower and all other variables were held constant, the Company's net income for the year ended December 31, 2008 would have decreased/increased by $1 million (2007: decreased/increased by $1.1 million). This is mainly attributable to the Company's exposure to interest rate movements for the portion of the 2005 Credit Facility that is not hedged by the interest rate swap (see Note 6 and Note 7).

Credit risk

Credit risk is the potential exposure of the Company to loss in the event of non-performance by customers and derivative instrument counterparties.

Accounts receivable are generally not collateralized; however, the Company believes that the credit risk is partially offset by the creditworthiness of the Company's counterparties including the commercial and technical managers. The Company did not experience material credit losses on its accounts receivables portfolio in the years ended December 31, 2008 and 2007.

The carrying amount of financial assets recorded in the combined financial statements represents the Company's maximum exposure to credit risk without taking account of the value of any collateral obtained. The Company did not experience any impairment losses on financial assets in the years ended December 31, 2008 and 2007.

The Company monitors exposure to credit risk and they believe that there is no substantial credit risk arising from counterparties.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

The Company manages liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.

Current economic conditions make forecasting difficult and there is the possibility that the Company's actual trading performance during the coming year may be materially different from the Company's expectations.

Based on internal forecasts and projections that take into account reasonably possible changes in the Company's trading performance, the Company believes that the Company has adequate financial resources to continue in operation for a period of at least twelve months from the date of approval of these combined financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing the Company's financial statements.

Remaining contractual maturity on secured bank loan (Note 6)

The following tables detail the Company's remaining contractual maturity for its secured bank loan. The amounts have been drawn up based on the undiscounted cash flows of the financial liability based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

14.           Financial instruments (continued)

As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

To be repaid as follows:

	2008		2007
	$		$
Less than 1 month		-		-
1-3 months		238,320		584,791
3 months to 1 year		3,977,818		4,982,404
1-5 years		20,986,779		24,011,639
5+ years		22,813,613		25,326,773
		48,016,530		54,905,607

Liquidity analysis on interest rate swap

The following table details the Company's liquidity analysis for its interest rate swap.  The table has been drawn up based on the undiscounted net cash inflows/(outflows) on the derivative instrument that settles on a net basis.  As the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	2008		2007
	$		$
Less than 1 month		(146,472)		4,729
1-3 months		(563,627)		(138,506)
3 months to 1 year		(1,716,177)		(550,589)
1-5 years		(334,697)		70,558
5+ years
		(2,760,973)		(613,808)

15.           Subsequent events

Related party payable and shareholder payable

In November 2009, the shareholder payable and related party payable, included in current liabilities at December 31, 2008, were converted to equity as a capital contribution from Simon. As a result, the Company has no outstanding liabilities related to these related party arrangements.

Management service agreements

In December 2009, the Company amended its management agreements for commercial, technical and administrative management as follows:

Scorpio Tankers Inc. and Subsidiaries

Notes to the Combined Financial Statements
For the years ended December 31, 2008 and 2007

15.           Subsequent events (continued)

•
Technical management – In December 2009, the Company signed the technical management agreement for each ship with SSM.  Each ship will pay $548 per day for technical management.  This fee is the same charged to third parties by SSM, and therefore the Company believes it represents a market rate for such services.

•
Commercial management – In December 2009, the Company signed the commercial management agreement with SCM.  Each of the vessels will pay $250 per day and 1.25% of their revenue when the vessels are not in the Pool.  When the Company's vessels are in the Pool, SCM, the pool manager, charges all vessels in the Pool (including third party participants) $250 per day and 1.25% of their revenue.  The Company therefore believes that the commercial management agreement represents a market rate for such services.

•
Administrative management – In December 2009, the Company agreed to the terms of an administrative services agreement for each vessel with an affiliated entity, which is owned by Simon.  The Company will pay the administrator a fixed monthly fee calculated at cost with no profit for providing the Company with administrative services, and will reimburse it for the reasonable direct or indirect expenses it incurs in providing the Company with such services. The Company will also pay the administrator a fee for arranging vessel purchases and sales, on behalf of the Company, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale.

Release from collateral agreement

Prior to December 2009, the Venice was provided as collateral to a third party under an agreement between a subsidiary of Liberty Holding Company Ltd. and a third party.  Neither the Venice, Scorpio Tankers Inc. nor any of its subsidiaries were party to this agreement, nor had they had a relationship with the third party involved.  At the request of Liberty Holding Company Ltd., in December 2009, the third party agreed to release the Venice from the agreement in exchange for Liberty Holding Company Ltd. providing other collateral in place of the Venice.  Scorpio Tankers Inc. and its subsidiaries have no remaining collateral obligation under the agreement.

Impairment

The Company's unaudited interim condensed combined financial statements for the nine months ended September 30, 2009 include an impairment charge of $4,511,877 in relation to two vessels, primarily due to significant reductions in international charter rates subsequent to December 31, 2008.

Change in estimated residual values

As disclosed in Note 4, the Company changed the estimated residual values of its vessels during the period ended December 31, 2008. Due to further volatility in the scrap market rate, the Company's unaudited interim condensed combined financial statements for the nine months ended September 30, 2009 include a further change in the estimated residual value of the vessels due to an increase in the scrap market rate.  The change in the estimated residual value at September 30, 2009 resulted in a decrease in depreciation expense of $62,683 in the nine months ended September 30, 2009, and is expected to result in decreases in future periods of $85,398 per annum, as compared with the depreciation that would have been recorded using estimated residual values prevailing at December 31, 2008. Scrap market rates are historically volatile and therefore it is impracticable for the Company to estimate the effect of further changes in the scrap market rate and the residual values of the vessels on the Company's depreciation expense in periods subsequent to September 30, 2009.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Combined Financial Statements
For The Nine Months Ended September 30, 2009 and 2008

Unaudited Condensed Combined Balance Sheets

		As of September 30,		As of December 31,
	Note	2009	2009	2008
		Pro forma
ASSETS		(Note 1)
Current Assets
Cash and cash equivalents		480,748	480,748	3,607,635
Accounts receivable		1,797,574	1,797,574	3,701,980
Prepaid expenses		69,426	69,426	39,596
Inventories		460,325	460,325	502,514
		__________	__________	___________
Total Current Assets		2,808,073	2,808,073	7,851,725

Non-Current Assets
Vessels and drydock	2	101,212,117	101,212,117	109,260,102
Total Assets		104,020,190	104,020,190	117,111,827

Current Liabilities
Bank loan		3,600,000	3,600,000	3,600,000
Accounts payable		705,664	705,664	841,070
Accrued expenses		618,617	618,617	495,430
Shareholder payable	4	401,406	19,267,336	22,028,323
Related party payable	4	-	27,406,408	27,406,408
Derivative financial instruments		846,149	846,149	706,078
		__________	__________	___________
Total Current Liabilities		6,171,836	52,444,174	55,077,309

Non-Current Liabilities
Bank loan		37,100,000	37,100,000	39,800,000
Derivative financial instruments		1,127,629	1,127,629	1,935,352
		__________	__________	___________
Total Non-Current Liabilities		38,227,629	38,227,629	41,735,352

Total Liabilities		44,399,465	90,671,803	96,812,661

Shareholder's Equity

Issued and authorised stock capital:
1,500 shares of 1 US$ each		1,500	1,500	1,500
Additional paid-in capital		46,272,338	-	-
Merger reserve		13,346,887	13,346,887	20,297,666

Total Shareholder's Equity		59,620,725	13,348,387	20,299,166
Total Liabilities and Shareholder's Equity		104,020,190	104,020,190	117,111,827

The accompanying notes are an integral part of these condensed combined financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Combined Financial Statements
For The Nine Months Ended September 30, 2009 and 2008

Unaudited Condensed Combined Balance Sheets

		For the Nine Months Ended September 30,
	Note	2009				2008
		$		$		$		$

Revenue:
Vessel revenue	5				21,752,091				28,914,996

Operating Expenses:
Charter hire			(3,163,485)				(4,104,081)
Vessel operating costs			(6,397,434)				(6,535,389)
Impairment	3		(4,511,877)				-
Depreciation	2		(5,155,675)				(4,883,150)
General and administrative expenses			(304,404)				(491,699)

Total operating expenses					(19,532,875)				(16,014,319)

Operating Income					2,219,216		12,900,677

Other Income and Expense:
Interest expense – bank loan			(590,372)				(1,353,682)
Realized loss on derivative financial instruments			(580,104)				(276,626)
Unrealized gain /(loss) on derivative financial instruments			667,652				(178,820)
Interest income			4,754				28,672
Other expense, net			(10,925)				(27,614)

Total Other Income and Expense		(508,995)	(1,808,070)

Net Income		1,710,221	11,092,607

Attributable to:
Equity holders of the parent		1,710,221	11,092,607

Net earnings per share	6
Basic		$1,140	$7,395
Diluted		$1,140	$7,395

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Combined Financial Statements
For The Nine Months Ended September 30, 2009 and 2008

Unaudited Condensed Combined Statements of Changes in Shareholder's Equity

	Common Stock
	Shares Number	Share capital $	Merger reserve $	Total $

Balance as of January 1, 2009	1,500	$1,500	$20,297,666	$20,299,166
Net income for the period	-	-	1,710,221	1,710,221
Dividends paid ($5,774 per share)	-	-	(8,661,000)	(8,661,000)

Balance as of September 30, 2009	1,500	$1,500	$13,346,887	$13,348,387

Balance as of January 1, 2008	1,500	$1,500	$26,895,742	$26,897,242
Net income for the period	-	-	11,092,607	11,092,607
Dividends paid ($6,285 per share)	-	-	(9,427,000)	(9,427,000)

Balance as of September 30, 2008	1,500	$1,500	$28,561,349	$28,562,849

The accompanying notes are an integral part of these combined financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Combined Financial Statements
For The Nine Months Ended September 30, 2009 and 2008

Unaudited Condensed Combined Cash Flow Statements
(in US$)

For the Nine Months Ended September 30

	2009			2008
	$		$	$	$
Operating activities
Net income		1,710,221		11,092,607

Depreciation		5,155,675		4,883,150
Vessel impairment		4,511,877		-
Unrealized (gain)/loss on derivatives		(667,652)		178,820
			10,710,121			16,154,577
Changes in assets and liabilities:
Drydock payments		(1,253,841)		-
Decrease/(increase) in inventories		42,189		(224,846)
Decrease in accounts receivable		1,904,406		67,745
(Increase)/decrease in prepaid expenses		(29,830)		7,487
Increase/(decrease) in accounts payable		(135,406)		232,695
Decrease in shareholder's payable		(2,760,987)		(3,720,774)
(Decrease)/increase in accrued expenses		(242,539)		295,353

			(2,476,008)			(3,342,340)
Net Cash Inflow from Operating Activities			8,234,113			12,812,237

Financing activities
Dividends paid		(8,661,000)		(9,427,000)
Bank loan repayment		(2,700,000)		(2,700,000)

Net Cash Outflow from Financing Activities			(11,361,000)			(12,127,000)

(Decrease)/Increase in cash and cash equivalents			(3,126,887)			685,237

Cash and cash equivalents at January 1,			3,607,635			1,153,743

Cash and cash equivalents at September 30,			480,748			1,838,980

Supplemental information:
Interest paid			650,478			1,432,870

The accompanying notes are an integral part of these combined financial statements.

Notes to the Unaudited Condensed Combined Financial Statements
For the Nine Months Ended September 30, 2009 and 2008

1.           General information and significant accounting policies

Company

Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009 by Simon Financial Limited (Simon).  On October 1, 2009, Simon transferred to Scorpio Tankers Inc. three operating subsidiary companies, as described further below. Scorpio Tankers Inc. and its subsidiaries (together the Company) are engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Simon is incorporated in Liberia and is the ultimate parent company and controlling party of the Company. Simon is owned by members of the Lolli-Ghetti family. Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family.  At September 30, 2009, the Lolli-Ghetti family owns 100% of the Company's outstanding common shares and therefore maintains a controlling interest in the Company.

Business

The Company's fleet consists of three wholly owned Panamax tankers engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets.  The Company's vessels, as described in note 4 are commercially managed by Scorpio Commercial Management S.A.M. (SCM) which is a subsidiary of Simon.  SCM's services include securing employment, in pools, in the spot market and on time charters, for the Company's vessels.

The Company's vessels, as described in note 4, are technically managed by Scorpio Ship Management S.A.M. (SSM), which is also owned by members of the Lolli-Ghetti family.  SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the Company's vessels such as drydocks and vetting/inspection under a technical management agreement.

SSM also provides the Company with administrative services pursuant to an administrative services agreement.  The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space.

The Company pays their managers fees for these services and reimburses them for direct or indirect expenses that they incur in providing these services to the Company.

Basis of accounting

The combined financial statements have been presented in United States dollars (USD or $), which is the functional currency of the Scorpio Tankers Inc. and all its subsidiaries.  The interim financial information for the nine months ended September 30, 2009 and 2008 has been prepared in accordance with International Accounting Standards (IAS) 34 as issued by the International Accounting Standards Board.   The interim report was prepared using the same accounting policies as adopted in the preparation of the combined financial statements for the year ended December 31, 2008.

Scorpio Tankers Inc. was transferred its subsidiaries (see below) on October 1, 2009 via a combination of entities under common control, with Simon Financial Limited being the ultimate parent company of all entities in the Company throughout all periods shown. As such, this business combination is outside the scope of IFRS 3 "Business Combinations" and the 2009 and 2008 interim results have therefore been prepared using the principles of merger accounting.  Using these principles, the assets and liabilities transferred from entities under common control are recorded at the transferor's carrying values.  Any difference between the carrying value of the net assets transferred and the consideration paid by the Company is accounted for as an adjustment to shareholder's equity through share capital and the merger reserve whilst any profit recognized after the reorganization will be recognized in equity within retained earnings. The net assets transferred and their results have been recognized from the date on which control of the subsidiaries was obtained by the ultimate controlling party.

Notes to the Unaudited Condensed Combined Financial Statements
For the Nine Months Ended September 30, 2009 and 2008

1.           General information and significant accounting policies (continued)

The subsidiaries transferred to Scorpio Tankers Inc. on October 1, 2009 were:

		Percent
Company	Vessel	Owned	Incorporated in

Noemi Shipping Company Limited	Noemi	100%	The Republic of the Marshall Islands

Senatore Shipping Company Limited	Senatore	100%	The Republic of the Marshall Islands

Venice Shipping Company Limited (A)	Venice	100%	The Republic of the Marshall Islands

Unaudited pro forma information

The unaudited pro forma balance sheet information as of September 30, 2009 assumes the conversion of the related party payable and shareholder payable balances as of November 18, 2009 to equity as a capital contribution (as described in Note 7) as if such conversion took place as of September 30, 2009.  No new shares were issued in conjunction with the conversion of the related party payable and shareholder payable to equity and therefore this transaction would have had no effect on the earnings per share for the nine months ended September 30, 2009.  The remaining balance of the shareholder payable in the pro forma balance sheet as of September 30, 2009 relates to payments made against the shareholder payable subsequent to September 30, 2009 and before the conversion of the shareholder payable to equity on November 18, 2009.  Therefore, as of the date of conversion, there was no outstanding balance for either the related party payable or the shareholder payable.

Going concern

Based on internal forecasts and projections that take into account reasonably possible changes in the Company's trading performance, the Company believes that it has adequate financial resources to continue in operation for at least twelve months from the date of approval of these interim financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing the Company's interim financial statements.

Segment reporting

The Company adopted IFRS 8 "Operating Segments" on January 1, 2009. However, adoption of this standard has not resulted in any change to the Company's reportable segments. Historically, the chief operating decision makers of Simon did not evaluate the operating results of the Company on a discrete basis including on an individual subsidiary or individual vessel basis or by distinct geographical locations. Rather, operating results for the Company have been assessed on an aggregated owned vessel basis. The chief operating decision makers of the Company expect to continue to evaluate the operating results of the Company on an aggregated consolidated basis. Thus, the Company has determined that it operates under one reportable segment.

Critical accounting judgements and key sources of estimation uncertainty

In the application of the our accounting policies, we are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements and estimates are as follows:

Revenue recognition

We currently generate all of our revenue from time charters and pools. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters.  Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter.  Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

Notes to the Unaudited Condensed Combined Financial Statements
For the Nine Months Ended September 30, 2009 and 2008

1.           General information and significant accounting policies (continued)

Vessel impairment

The Company evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss.  If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.  In assessing the fair value less cost to sell of the vessel, the Company obtains vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired.

If an indication of impairment is identified, the need for recognising an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives.  The estimated useful life of each vessel is 20 years from date of initial delivery from the shipyard.  The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the period end.

An increase in the useful life of a vessel or in its scrap value would have the effect of decreasing the depreciation charge for the period and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the depreciation charge for the period. However, when regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

The Company recognizes drydock costs as a separate component of the vessels' carrying amounts and amortizes the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 48 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

Notes to the Unaudited Condensed Combined Financial Statements
For the Nine Months Ended September 30, 2009 and 2008

2.           Property, plant and equipment - vessels in operation

	Vessels		Drydock		Total
Cost		$		$	$
As of January 1, 2009	$138,713,588		$2,105,847			$140,819,435
Additions	-		1,619,567			1,619,567
Drydock write off*	-		(2,105,847)			(2,105,847)

As of September 30, 2009	138,713,588		1,619,567			140,333,155

Accumulated Depreciation
As of January 1, 2009	(29,718,644)		(1,840,689)			(31,559,333)
Charge for the period	(4,762,058)		(393,617)			(5,155,675)
Impairment (See Note 3)	(4,511,877)		-			(4,511,877)
Drydock write off*	-		2,105,847			2,105,847

As of September 30, 2009	(38,992,579)		(128,459)			(39,121,038)

Net Book Value
As of September 30, 2009	$99,721,009		$1,491,108			$101,212,117

Two of the vessels with an aggregated net book value of $79,231,815 as of September 30, 2009 and $85,328,080 as of December 31, 2008 have been provided as collateral for our long term bank loan. The Company's remaining vessel has been provided as collateral under a third party commercial agreement, although this arrangement was cancelled in December 2009 (see Note 7).

* Drydock write off represents the write off of drydock costs that were fully depreciated during the period. The Noemi and Senatore were drydocked as scheduled in 2009 for a total cost of $1,619,567 of which $1,253,841 had been paid by September 30, 2009.

Vessel depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of vessels from date of delivery. The residual value of vessels is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the balance sheet date. Where there is a significant change in the estimated residual value, the resulting effect on depreciation expense is accounted for in the period of change and in future periods.

In accordance with this accounting policy, the Company evaluated the estimated residual value of each vessel at September 30, 2009 taking into consideration the scrap market rate ruling at this date.  As a result of a significant increase in the scrap market rate, the Company increased its estimated residual values of its vessels.  The change in the estimated residual value at September 30, 2009 resulted in a decrease in depreciation expense of $62,683 in the nine months ended September 30, 2009, and is expected to result in decreases in future periods of $85,398 per annum, as compared to the depreciation which would have been recorded using the estimated residual values prevailing at December 31, 2008.

Scrap market rates are historically volatile and therefore it is impracticable for the Company to estimate the effect of further changes in the scrap market rate and the residual values of the vessels on the Company's depreciation expense in periods subsequent to September 30, 2009.

Notes to the Unaudited Condensed Combined Financial Statements
For the Nine Months Ended September 30, 2009 and 2008

3.           Impairment of vessels

At the end of each reporting period, the Company evaluates the carrying amounts of vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss.  If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any).The Company reviews certain indicators of potential impairment, such as discounted projected operating cash flows, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. In the nine months ended September 30, 2009, the charter rates in the oil and petroleum products charter market  declined significantly and Panamax vessel values also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates.  These are both conditions that the Company considers indicators of a potential impairment and

Notes to the Unaudited Condensed Combined Financial Statements
For the Nine Months Ended September 30, 2009 and 2008

3.           Impairment of vessels (continued)

therefore the Company performed an impairment test as of September 30, 2009 for each vessel to determine if any impairment loss had occurred.

To test for impairment, the Company estimated the recoverable amount by determining the higher of fair value less costs to sell and value in use for each vessel at September 30, 2009.   The fair value less costs to sell was estimated by adding (i) the charter free market value of the vessel to (ii) the discounted value of each vessel's time charter, which is the difference between each vessel's time charter contracted rate and the market rate for a similar type of vessel with a similar contracted duration.  In determining the charter free market value, the Company took into consideration the estimated valuations provided by an independent ship broker. In assessing value in use, the estimated future cash flows of each vessel were discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the vessel for which the estimates of future cash flows have not been adjusted.

As a result of the test, the Company determined the recoverable amount of each vessel to be the fair value less costs to sell.  The recoverable amounts of Noemi and Senatore were below the carrying values.  This resulted in an impairment loss of $4,511,877 for Noemi and Senatore which was recognized as a loss in the combined income statement for the period ended September 30, 2009 and a reduction in the carrying value of the vessels.

4.           Related party transactions

Transactions with subsidiaries of Simon (herein referred to as Simon subsidiaries) and transactions with entities outside of Simon but controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the combined income statements are as follows:

	For the nine months ended September 30,
		2009		2008
	$		$
Vessel revenue (A)		9,087,714		15,220,584
Vessel operating costs (B)		(450,000)		(574,701)
General and administrative expenses (C)		(252,174)		(489,309)

(A)	These transactions related to revenue earned in the Scorpio Panamax Tanker Pool (the Pool), a Simon subsidiary (See Note 5).

In January 2007, the Noemi was time chartered to King Dustin, which is 50% jointly controlled by a Simon subsidiary. The revenue recognized by the Company from King Dustin for the nine months ended September 30, 2009 and 2008 was $6,049,254 and $6,647,088, respectively.

(B)
These transactions represent technical management fees charged by SSM, a related party affiliate.  During the period ended September 30, 2008, the Company's fees under technical management arrangements with SSM were not at market rates.  The Company estimates that its technical management fees for the nine months ended September 30, 2008 would have been $450,456, and would have increased net income for the periods

Notes to the Unaudited Condensed Combined Financial Statements
For the Nine Months Ended September 30, 2009 and 2008

4.           Related party transactions (continued)

by $124,245, had the Company operated as an unaffiliated entity.  The Company's estimate is based upon the rates charged to third party participants by the related party affiliate in 2008.  The Company believes that the technical management fees charged by SSM for the nine months ended September 30, 2009 approximates the amounts that would have been charged at market rates. The Company signed new technical management agreements for its vessels in December 2009 (See Note 7).

(C)	These transactions represent commercial management fees charged by SCM (a Simon subsidiary) and administrative fees charged by SSM.

The Company incurred commercial management fees of $46,866 and $37,758 for the nine months ended September 30, 2009 and 2008, respectively.  The Company's commercial management fees for vessels not in the Pool were not at market rates for the nine months ended September 30, 2009 and 2008.  The Company estimates that its commercial management fees for the nine months ended September 30, 2009 and 2008 would have been $294,805 and $308,180 respectively, and would have decreased net income for the periods by $247,939 and $270,423, respectively, had the Company operated as an unaffiliated entity.  The Company's estimate is based upon the rates charged to third party participants in the Pool for 2009 and 2008. The Company signed new commercial management agreements for its vessels in December 2009 (See Note 7).

The Company incurred administrative management fees of $205,308 and $451,551 for the nine months ended September 30, 2009 and 2008, respectively.  The administrative fee included services for accounting, administrative, information technology and management of the Company.  The Company's fees under administrative management arrangements may not have been at market rates.  The Company cannot estimate what the cost would have been if operated as an unaffiliated party as the Company does not have relevant third party market data, but believes the costs for the nine months ended September 30, 2009 and 2008 were reasonable and appropriate for the services provided. The Company agreed upon the terms of a new administrative services agreement in December 2009 (See Note 7).

The Company had the following receivables and payables with related parties which have been included in the combined balance sheets:

	As of,
	September 30, 2009 $	December 31, 2008 $

Assets:
Accounts receivable (due from the Pool)	1,414,947	3,581,581

Liabilities:
Accounts payable (owed to the Pool)	-	129,844
Related party payable (D)	27,406,408	27,406,408
Shareholder payable (E)	19,267,336	22,028,323

(D)
The related party payable is owed to a subsidiary of Simon. The payable is repayable upon demand and is non interest bearing and unsecured. The outstanding balance as of November 2009 was converted to equity as a capital contribution (See Note 7).

Notes to the Unaudited Condensed Combined Financial Statements
For the Nine Months Ended September 30, 2009 and 2008

4.           Related party transactions (continued)

(E)
The shareholder payable is owed to Simon. Historically, the Company and the shareholder transferred cash depending on the need of each entity and the excess cash available. The payable is non-interest bearing and unsecured. In November 2009, the outstanding balance was converted to equity as a capital contribution (See Note 7).

Key management remuneration

Executive management of the Company was provided by a related party affiliate and included in the management fees described in (C) above. The Company did not have any employees throughout the periods presented.  If  the Company was not part of Simon, and had the same ownership structure and a contract for administrative services, the Company estimates its general and administrative costs would have been comparable with the general and administrative costs presented in the combined income statement for the nine months ended September 30, 2009 and 2008.

5.           Revenue

During the first nine months of 2009 and 2008, we had two vessels that were time chartered out.  The remaining revenue was from a vessel operating in the Pool.

Revenue Sources

	For the Nine Months Ended
	September 30,
	2009	2008
Time charter revenue	$12,664,377	$13,694,412
Pool revenue	9,087,714	15,220,584
	$21,752,091	$28,914,996
Time charter out contracts:

Vessel	Time Charter Out		Daily rate
	From	To (i)
Noemi	Jan. 2007	Jan 2012	$24,500
Senatore	Sept 2007	Sept 2010	$26,000

(i)           The time charter contracts terminate plus or minus 30 days from the anniversary date.

Seasonality

The tanker market is typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months.  As a result revenue generated by the Company's vessels have historically been weaker during April – September and stronger during October – March.

Notes to the Unaudited Condensed Combined Financial Statements
For the Nine Months Ended September 30, 2009 and 2008

6.           Earnings per share

The calculation of both basic and diluted earnings per share is based on net income of $1,710,221 (nine months ended September 30, 2008: $11,092,607) and a weighted average number of ordinary shares of 1,500 (nine months ended September 30, 2008: 1,500) which assumes that the reorganization described in Note 1 was effective during the period. There were no dilutive instruments in either period.

7.	Subsequent events

Related party payable and shareholder payable

In  November 2009, the shareholder payable and related party payable, included in current liabilities at September 30, 2009 and December 31, 2008, were converted to equity as a capital contribution from Simon. As a result, the Company has no outstanding liabilities related to these related party arrangements.

Management service agreements

In December 2009, the Company amended its management agreements for commercial, technical and administrative management as follows:

•
Technical management – In December 2009, the Company signed the technical management agreement for each ship with SSM.  Each ship will pay $548 per day for technical management.  This fee is the same charged to third parties by SSM, and therefore the Company believes it represents a market rate for such services.

•
Commercial management – In December 2009, the Company signed the commercial management agreement with SCM.  Each of the vessels will pay $250 per day and 1.25% of their revenue when the vessels are not in the Pool.  When the Company's vessels are in the Pool, SCM, the pool manager, charges all vessels in the Pool (including third party participants) $250 per day and 1.25% of their revenue.  The Company therefore believes that the commercial management agreement represents a market rate for such services.

•
Administrative management – In December 2009, the Company agreed upon the terms of an administrative services agreement for each vessel with an affiliated entity .  The Company will pay the administrator a fixed monthly fee calculated at cost with no profit for providing the Company with administrative services, and will reimburse it for the reasonable direct or indirect expenses it incurs in providing the Company with such services. The Company will also pay the administrator a fee for arranging vessel purchases and sales, on behalf of the Company, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale.

Other

Prior to December 2009, the Venice was provided as collateral to a third party under an agreement between a subsidiary of Liberty Holding Company Ltd. and a third party.  Neither the Venice, Scorpio Tankers Inc. nor any of its subsidiaries were party to this agreement, nor had they had a relationship with the third party involved.  At the request of Liberty Holding Company Ltd., in December 2009, the third party agreed to release the Venice from the agreement in exchange for Liberty Holding Company Ltd. providing other collateral in place of the Venice.  Scorpio Tankers Inc. and its subsidiaries have no remaining collateral obligation under the agreement.

SCORPIO TANKERS INC.

Through and including              , (the 25th date after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus.  This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.                      Indemnification of Directors and Officers

The bylaws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

(1)
all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant; and

(2)
all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under any Marshall Islands statute from time to time in force concerning companies in which relief from liability is granted to him by the court.

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties.  Our Amended and Restated Articles of Incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law.  We are also expressly authorized to advance certain expenses (including attorney's fees and disbursements and court costs) to our directors and offices and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities.  We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Amended and Restated Articles of Incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers:

(1)
Actions not by or in right of the corporation.  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)
Actions by or in right of the corporation.  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)
When director or officer successful.  To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4)
Payment of expenses in advance.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)
Indemnification pursuant to other rights.  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)
Continuation of indemnification.  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)
Insurance.  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.                      Recent Sales of Unregistered Securities.

On October 1, 2009, we issued 1,500 shares of common stock, par value $0.01 per share, to Scorpio Owning Holding Ltd., a subsidiary of Liberty, which is an affiliate within the Scorpio Group, for aggregate consideration of $1,500.  The following table sets forth all private sales of our shares of our common stock since inception:

Securities Sold	Date Sold	Consideration Per Share	Total Consideration	Registration Exemption	Purchasers
1,500 Shares of common stock	October 1, 2009	$1 per share	$1,500	Section 4(2) of the Securities Act	Scorpio Owning Holding Ltd.

Item 8.             Exhibits and Financial Statement Schedules

Exhibit Number	Description

*1	Form of Underwriting Agreement

*3.1	Form of Amended and Restated Articles of Incorporation of the Company

*3.2	Form of Amended and Restated Bylaws of the Company

*4.1	Form of Stock Certificate

*5.1	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company, as to the validity of the common stock

*8.1	Tax opinion of Seward & Kissel LLP

*10.1	Administrative Services Agreement between the Company and Liberty Holding Company Ltd.

*10.2	Form of Commercial Management Agreement between a vessel-owning subsidiary of the Company and SCM

*10.3	Form of Technical Management Agreement between a vessel-owning subsidiary of the Company and SSM

*10.4	Form of Memorandum of Agreement

*10.5	2010 Loan Agreement

*10.6	Form of Equity Incentive Plan

*10.7	Form of Employment Agreement

*21	Subsidiaries of the Company

23.1	Consent of Seward & Kissel LLP

23.2	Consent of Deloitte LLP, independent registered public accounting firm

23.3	Consent of Fearnley Fonds ASA

24.1	Powers of Attorney (included on the signature page hereto).

*    To be filed by subsequent amendment.

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and Country of Monaco, on the 16th day of February, 2010.

SCORPIO TANKERS INC.

By:	/s/ Emanuele A. Lauro_____________________________________
	Name:	Emanuele A. Lauro
	Title:	Chairman & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lawrence Rutkowski and Edward Horton, or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on February 16, 2010 in the capacities indicated.

Signature	Title

_________/s/ Emanuele A. Lauro___________ Emanuele A. Lauro	Chairman & Chief Executive Officer (Principal Executive Officer)
_________/s/ Robert Bugbee___________ Robert Bugbee	DiDirector & President

__________/s/ Brian Lee____________ Brian Lee	Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)

_____________________________	Director

_____________________________	Director

_____________________________	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Scorpio Tankers Inc. in the U.S., has signed this Registration Statement on Form F-1 in the City of New York, State of New York on the 16th day of February, 2010.

STING LLC By: Scorpio Tankers Inc., its Sole Member
By:	/s/ Robert Bugbee
Name:	Robert Bugbee
Title:	President

SK 26596 0002 1047292 v13